As filed with the Securities and Exchange Commission on January 25, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549.

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HAYNES INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	3310	06-1185400
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1020 West Park Avenue Kokomo, Indiana 46904-9013 (765) 456-6000	Francis J. Petro President and Chief Executive Officer Haynes International, Inc. 1020 West Park Avenue Kokomo, Indiana 46904-9013 (765) 456-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stephen J. Hackman, Esq. Ice Miller LLP One American Square, Suite 3100 Indianapolis, Indiana 46282-0200 (317) 236-2100	Joseph A. Hall, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale of the common stock to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share	2,300,000 shares	$52.00	$119,600,000	$12,798
Preferred Share Purchase Rights(3)	2,300,000 rights	$—	$—	$—

(1)           Includes shares and rights the underwriters have the option to purchase to cover over-allotments, if any.

(2)           Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the last sale price of the registrant’s common stock reported through the “pink sheets” on January 23, 2007.

(3)           Rights initially will trade together with the common stock. The value attributable to the rights, if any, will be reflected in the market price of the common stock.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

Subject to completion, dated January 25, 2007

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Prospectus

2,000,000 shares

Haynes International, Inc.

Common stock

This is a public offering of common stock by Haynes International, Inc. and the selling stockholders identified in this prospectus. Haynes is selling 1,000,000 shares and the selling stockholders are selling 1,000,000 shares. Haynes will not receive any proceeds from the sale of shares by the selling stockholders. The estimated public offering price is between $          and $          per share.

We have applied to list our common stock on The NASDAQ Global Market under the symbol HAYN.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Haynes, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 300,000 additional shares of common stock. If the underwriters exercise this option in full, total underwriting discounts and commissions will be $          and total proceeds to the selling stockholders, before expenses, will be $         .

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about                              , 2007.

JPMorgan
Bear, Stearns & Co. Inc.
KeyBanc Capital Markets

                             , 2007

[INSIDE FRONT COVER]

[Pictures of products in which Haynes alloys are used]

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. Haynes and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date and may change again.

Prospectus summary

The following summary highlights information about us and is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto included elsewhere in this prospectus. You should carefully read and consider this entire prospectus, including the information set forth under the heading “Risk Factors.” All references to fiscal years in this prospectus refer to our fiscal years which, for all periods presented, ended on September 30. As used in this prospectus, the terms “our company,” “we,” “our,” and “us” include, when the context so requires, Haynes International, Inc. and its consolidated subsidiaries.

Our business

Haynes International, Inc. is one of the world’s largest producers of high-performance nickel- and cobalt-based alloys. We are focused on developing, manufacturing, marketing and distributing technologically advanced, high-performance alloys, which are used primarily in the aerospace, chemical processing and land-based gas turbine industries. Our products consist of high temperature resistant alloys, or HTA products, and corrosion resistant alloys, or CRA products. HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace industry, gas turbine engines used for power generation and waste incineration, and industrial heating equipment. CRA products are used in applications that require resistance to corrosive environments found in chemical processing, power plant emissions control and hazardous waste treatment. We believe we are one of four principal producers of high-performance alloys in sheet, coil and plate forms, and sales of these forms, in the aggregate, represented approximately 64% of our net revenues in fiscal 2006. We also produce our products as seamless and welded tubulars, and in bar, billet and wire forms.

We have achieved our growth through a combination of capitalizing on the growth of our end markets, increasing value-added services provided to our customers, increasing our presence in international markets and, to a lesser extent, selected strategic initiatives such as our November 2004 acquisition of assets of The Branford Wire and Manufacturing Company, or Branford Wire. For fiscal 2006, our net revenue was $434.4 million, a 33.7% increase over fiscal 2005’s net revenue of $325.0 million. As of September 30, 2006, our backlog orders were approximately $206.9 million, compared to approximately $188.4 million as of September 30, 2005 and approximately $93.5 million as of September 30, 2004. See “Business—Backlog” for a description of how we calculate backlog.

We have manufacturing facilities in Kokomo, Indiana; Arcadia, Louisiana; and Mountain Home, North Carolina. The Kokomo and Arcadia facilities specialize in flat and tubular products, respectively, and the Mountain Home facility manufactures stainless steel and high-performance alloy wire. We sell our products primarily through our direct sales organization, which includes 11 service and/or sales centers in the United States, Europe, Asia and India. All of these centers are company-operated. In fiscal 2006, approximately 82% of our net revenues was generated by our direct sales organization, and the remaining 18% was generated by a network of independent distributors and sales agents who supplement our direct sales efforts in the United States, Europe and Asia, some of whom have been associated with our company for over 30 years.

The breadth and quality of our products, combined with our superior customer service delivered through our service and sales center network, have resulted in long-standing relationships with many of our customers. We have supplied high-performance alloy products to our top 10 customers, based on fiscal 2006 sales, for an average of 20 years. We supply high-performance alloys that are used by a broad range of end use customers, including General Electric Co.; Pratt & Whitney; Rolls Royce plc; The Boeing Co.; SNECMA; E.I. DuPont de Nemours & Co.; The Dow Chemical Co.; Siemens Westinghouse; Solar Turbines, Inc.; British Petroleum p.l.c.; Celanese AG; and Eli Lilly and Co. None of these customers, or any of our other customers, accounted for more than 10% of our sales in fiscal 2006. Our top 20 customers accounted for approximately 38% of sales in fiscal 2006.

Our markets

We estimate that the global specialty alloy market, including stainless steels, general purpose nickel alloys and high-performance nickel- and cobalt-based alloys, represents total production volume of approximately 38.5 billion pounds per annum. Of this total market, we compete primarily in the high-performance nickel- and cobalt-based alloy sector which we estimate to represent approximately 200 million pounds of production per annum. Given the technologically advanced nature of the products, strict requirements of the end users and higher-growth end markets, we believe the high-performance alloy sector provides greater growth potential, higher profit margins and greater means for service, product and price differentiation than stainless steels and general purpose nickel alloys. We expect growth in worldwide demand for high-performance alloys to increase significantly over the next ten years based upon increasing demand in the aerospace, chemical processing and land-based gas turbine markets. While stainless steel and general purpose nickel alloy is generally sold in bulk through third-party distributors, our products are sold in smaller-sized orders which are customized and typically handled on a direct-to-customer basis. The high-performance alloy market demands diverse, specialty alloys suitable for use in precision manufacturing. We estimate that, due in part to the above factors, the average selling price per pound of high-performance alloys in 2006 was approximately $17.00, compared to approximately $2.50 for stainless steels and approximately $12.00 for general purpose nickel alloys.

Our primary end markets include the aerospace market, the chemical processing market and the land-based gas turbine market. Demand for our products in the aerospace market is primarily driven by the need for new and replacement parts for jet engines and other maintenance, repair and overhaul needs of operators of commercial and military aircraft. Demand for our products in the chemical processing market is driven by demand in pharmaceuticals, agriculture and the building of new chemical processing facilities as well as the maintenance, repair and overhaul of existing chemical processing facilities. Demand for our products in the land-based gas turbine market is driven by the construction of power generation facilities such as base load for electric utilities or backup sources to fossil fuel-fired utilities during times of peak demand. Our other markets include flue gas desulphurization (or FGD), waste incineration, industrial heat-treating, automotive, medical, and oil and gas.

Our strategy

Our goal is to grow our business and increase revenues and profitability while continuing to be our customers’ provider of choice for high-performance alloys. Our primary end markets have experienced significant expansion and we believe that they will continue to demonstrate attractive fundamentals with demand increasing for aerospace, chemical plants and land-based gas turbines. We intend to penetrate and capitalize on the growth in these end markets by taking advantage of our diverse product offerings and service capabilities and to increase our capacity and lower our costs through strategic investment in our manufacturing facilities. In order to accomplish these goals, we intend to pursue the following:

•       Increase productivity through strategic equipment investment.   We expect to continue to improve operating efficiencies through ongoing capital investment in our manufacturing facilities and equipment. Recent investment in our equipment has significantly improved our operating efficiency by increasing capacity, reducing downtime and manufacturing costs and improving working capital management and product quality. Because we are one of the few manufacturers with the expertise and facilities to produce high-performance alloys, we believe that our investments will enable us to continue to satisfy increased customer demand for value-added products that meet precise specifications.

•       Increase sales by providing value-added processing services. We believe that our network of service and sales centers throughout North America, Europe and Asia distinguishes us from our competitors. Our service and sales centers enable us to develop close customer relationships through direct interaction and to respond to customer orders quickly while providing value-added services such as laser and water jet processing. These services allow our customers to minimize their processing costs and outsource non-core activities. In addition, our rapid response time and enhanced processing services have allowed us to institute value-added pricing resulting in higher-margin sales and enhanced profitability.

•       Increase worldwide sales through international service and sales center locations.   We intend to continue our efforts to increase our sales to non-U.S. customers and strategically position our service and sales centers in key international locations. We recently opened a service and sales center in China, the first service and sales center operated by any manufacturer of nickel- or cobalt-based alloys in China, and sales centers in Singapore and India. We intend to expand our sales center in India to include service as well as sales.

•       Continue to expand our maintenance, repair and overhaul business. We believe that our maintenance, repair and overhaul, or MRO, business serves a growing market and represents both an expanding and recurring revenue stream. Products used in our end markets require periodic replacement due to the extreme environments in which they are used, which drives demand for recurring MRO work. We intend to continue to leverage the capabilities of our service and sales centers to respond quickly to our customers’ time-sensitive MRO needs to develop new and retain existing business opportunities.

•       Increase revenue by developing new products and new applications for existing alloys.   We believe that we are the industry leader in developing new alloys designed to meet our customers’ specialized and demanding requirements. We continue to work closely with customers and end users of our products to identify, develop, manufacture and test new high-performance alloys. Over the last five years, our technical programs have yielded five new proprietary alloys, an accomplishment that we believe distinguishes us from our competitors. We expect our continued emphasis on product innovation to yield similar future results, and we expect to focus our development efforts on specialized automotive products, the biopharmaceutical industry, the energy market for fuel cells and the market for turbine components for higher temperature operations.

•       Expand product capability through strategic acquisitions and alliances.   We will continue to examine opportunities that enable us to offer customers an enhanced and more competitive product line to complement our core flat products. These opportunities may include product line enhancement, such as that provided by our acquisition of certain assets from Branford Wire in November 2004. We will continue to look for opportunities that will enhance the portfolio of products provided to customers such as wire, tubing, fittings and bar. We will also continue to evaluate strategic relationships with third parties in the industry in order to enhance our competitive position and relationships with customers, including distribution agreements and agreements similar to our 20-year conversion agreement we entered into with Titanium Metals Corporation in November 2006.

Risks associated with our business

The success of our business strategy will be affected by our ability to overcome certain risks. Some of these risks include:

•       any significant decrease in customer demand for our products or in demand for our customers’ products;

•       our dependence on production levels at our Kokomo facility and our ability to make capital improvements at that facility;

•  rapid increases in the cost of nickel, energy and other raw materials;

•       our ability to continue to develop new commercially viable applications and products;

•       our ability to recruit and retain key employees;

•       our ability to comply, and the costs of compliance, with applicable environmental laws and regulations; and

•       economic and market risks associated with foreign operations and U.S. and world economic and political conditions.

More information about these and other risks can be found in “Risk Factors.”

Corporate information

Our operations began in 1912 as Haynes Stellite Works, which was purchased by Union Carbide and Carbon Corporation in 1920. In 1970, the operations were sold to Cabot Corporation. In 1987, we were incorporated as a stand-alone corporation in Delaware, and in 1989 we were sold by Cabot Corporation to Morgan Lewis Githens & Ahn Inc., a private investment firm. The Blackstone Group, a private investment firm, purchased our company from Morgan Lewis Githens & Ahn Inc. in 1997.

On March 29, 2004, we and our U.S. subsidiaries and U.S. affiliates as of that date filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. Our plan of reorganization was confirmed on August 16, 2004, and became effective when we emerged from bankruptcy on August 31, 2004. Because of our emergence from bankruptcy and adoption of fresh start reporting, our historical financial information for periods prior to August 31, 2004 is not comparable to our financial information for periods after August 31, 2004. More detailed information about our reorganization can be found in “The reorganization.”

Our principal executive offices are located at 1020 West Park Avenue, Kokomo, Indiana 46904, and our telephone number is (765) 456-6000. Our website address is http://www.haynesintl.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

The offering

Shares of common stock offered by Haynes International, Inc.	1,000,000 shares
Shares of common stock offered by the selling stockholders	1,000,000 shares
Over-allotment option	300,000 shares, provided by the selling stockholders. See “Underwriting.”
Common stock to be outstanding after this offering	11,300,000 shares, or 11,450,000 shares if the over-allotment option is exercised in full.
Selling stockholders

The selling stockholders include certain officers and directors of Haynes who are exercising options and stockholders that purchased shares of our common stock from a seller who was an affiliate of Haynes at the time of sale. See “Principal and selling stockholders.”

Dividend policy

We have not declared cash dividends on our common stock in the last five fiscal years. We currently do not anticipate paying any cash dividends or making any other distributions on shares of our common stock in the foreseeable future. See “Dividend policy.”

Use of proceeds

We intend to use our net proceeds to repay amounts outstanding under our revolving credit facility. We expect to use the amounts available under our U.S. revolving credit facility to  make strategic investments in our manufacturing facilities and equipment, to opportunistically make strategic acquisitions and for general corporate purposes. We will not receive any proceeds from the sale of common stock by the selling stockholders. See “Use of proceeds.”

Unless we specifically state otherwise, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Common stock to be outstanding after this offering includes 300,000 shares to be issued upon the exercise of existing options and sold by certain of the selling stockholders, or 450,000 such shares if the underwriters exercise their over-allotment option in full.

The aggregate number of shares of our common stock to be outstanding after this offering excludes 680,000 shares issuable pursuant to existing options under our stock option plans that will remain outstanding after this offering, or 530,000 already incorporated shares if the underwriters exercise their over-allotment option in full.

Summary consolidated financial and other data

Set forth below is summary consolidated financial and other data. This data should be read in conjunction with the consolidated financial statements and related notes thereto and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

On March 29, 2004, Haynes and certain of our U.S. subsidiaries and U.S. affiliates as of that date filed for bankruptcy protection. Our plan of reorganization was confirmed by order of the Bankruptcy Court on August 16, 2004 and became effective on August 31, 2004. Our historical consolidated financial statements included elsewhere in this prospectus have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and, for periods subsequent to March 29, 2004, in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” As of August 31, 2004, the effective date of our plan of reorganization, we began operating our business under a new capital structure, and we adopted fresh start reporting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, our historical financial information for periods prior to August 31, 2004 is not comparable to our financial information for periods after August 31, 2004. For more information see “The reorganization.”

The summary historical consolidated financial data as of and for the years ended September 30, 2005 and 2006, as of September 30, 2004 and for the period September 1, 2004 through September 30, 2004 is derived from the audited consolidated financial statements of our company after giving effect to the adoption of fresh start reporting (successor Haynes International, Inc.). The summary historical consolidated financial data for the period October 1, 2003 through August 31, 2004, and as of and for the years ended September 30, 2002 and 2003 is derived from the audited consolidated financial statements of our company prior to the adoption of fresh start reporting (predecessor Haynes International, Inc.).

	Predecessor			Successor
(in thousands, except average nickel price, share and per share information)	Year ended September 30,		Eleven months ended August 31,	One month ended September 30,	Year ended September 30,
	2002(1)	2003(1)	2004	2004(2)	2005(2)	2006(2)
Statement of operations data:
Net revenues	$225,942	$178,129	$209,103	$24,391	$324,989	$434,405
Cost of sales(3)	175,572	150,478	171,652	26,136	288,669	325,573
Selling, general and administrative expense(4)	24,628	24,411	24,038	2,658	32,963	40,296
Research and technical expense	3,697	2,747	2,286	226	2,621	2,659
Restructuring and other charges(5)	—	—	4,027	429	628	—
Operating income (loss)	22,045	493	7,100	(5,058)	108	65,877
Interest expense, net	20,441	19,661	13,929	348	6,353	8,024
Reorganization items(6)	—	—	(177,653)	—	—	—
Net income (loss)(7)	$927	$(72,255)	$170,734	$(3,646)	$(4,134)	$35,540
Net income (loss) per share:
Basic	$9,270	$(722,550)	$1,707,340	$(0.36)	$(0.41)	$3.55
Diluted	$9,270	$(722,550)	$1,707,340	$(0.36)	$(0.41)	$3.46
Weighted average shares outstanding:
Basic	100	100	100	10,000,000	10,000,000	10,000,000
Diluted	100	100	100	10,000,000	10,000,000	10,270,642
Other data:
Capital expenditures	$6,032	$3,638	$4,782	$637	$9,029	$10,668
EBITDA(8)	$28,121	$3,311	$192,527	$(4,400)	$8,134	$74,767
Adjusted EBITDA(8)	$37,129	$6,512	$21,521	$1,258	$38,460	$80,886
Average nickel price per pound (end of period)(9)	$3.02	$4.52	$6.21	$6.02	$6.45	$13.67

	Predecessor		Successor
At September 30, (in thousands)	2002(1)	2003(1)	2004(2)	2005(2)	2006(2)
Balance sheet data:
Working capital (deficit)	$49,424	$(99,901)	$61,826	$59,494	$101,864
Property, plant and equipment, net	42,721	40,229	80,035	85,125	88,921
Total assets	230,513	180,115	360,758	387,122	445,860
Total debt	189,685	201,007	85,993	106,383	120,043
Accrued pension and postretirement benefits(10)	121,717	127,767	120,019	122,976	126,488
Stockholders’ equity (deficiency)	(101,973)	(172,858)	115,576	111,869	151,548

(in millions)	2002	2003	2004	2005	2006
Backlog at fiscal quarter ended(11):
December 31	$88.0	$49.0	$54.7	$110.9	$203.5
March 31	77.2	53.6	69.6	134.8	207.4
June 30	63.9	54.5	82.6	159.2	200.8
September 30	52.5	50.6	93.5	188.4	206.9

(1)               Restated. Effective October 1, 2003, Haynes changed its inventory costing method from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In accordance with generally accepted accounting principles, the change has been applied by restating the 2002 and 2003 consolidated financial data.

(2)               As of August 31, 2004, the effective date of our plan of reorganization, Haynes adopted fresh start reporting for its consolidated financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, the historical financial information for periods after August 31, 2004 is not comparable to periods before September 1, 2004. For more information see “The reorganization” and “Management’s discussion and analysis of financial condition and results of operations—Pro forma financial information.”

(3)               As part of fresh start reporting, inventory was increased by approximately $30,497 to reflect its fair value at August 31, 2004. The fair value adjustment was recognized ratably in cost of sales as inventory was sold and was fully recognized by the end of the second quarter of fiscal 2005. Cost of sales for the one month ended September 30, 2004 and the year ended September 30, 2005 include non-cash charges of $5,083 and $25,414, respectively, for this fair value adjustment. Also, as part of fresh start reporting, machinery and equipment, buildings and patents were increased by $49,436 to reflect fair value at August 31, 2004. These values will be recognized in cost of sales over periods ranging from 2 to 14 years. Cost of sales for the one month ended September 30, 2004 and the years ended September 30, 2005 and 2006 include $403, $4,788 and $4,802, respectively, for this fair value adjustment.

(4)               In fiscal 2003, $676 of terminated acquisition costs were accounted for as selling, general and administrative expense related to a potential acquisition that we did not pursue.

(5)               Consists primarily of professional fees and credit facility fees related to the restructuring and refinancing activities.

(6)               During fiscal 2004, Haynes recognized approximately $177,653 in reorganization items of which approximately $7,298 were expenses relating to professional fees, amendment fees, travel expenses, directors’ fees, write offs of bond discount and debt issuance costs, and other expenses, and approximately $184,951 was income relating to the gain on cancellation of 11⅝% senior notes due September 1, 2004 and fresh start reporting adjustments as a result of the reorganization. See Note 8 to the consolidated financial statements included elsewhere in this prospectus for more information.

(7)               Reflects a valuation allowance of approximately $60,307 recorded at September 30, 2003 on our U.S. net deferred tax assets as a result of our determination that, as of that date, it was more likely than not that certain future tax benefits would not be realized. See Note 6 to the consolidated financial statements included elsewhere in this prospectus for more information.

(8)               EBITDA and adjusted EBITDA are measures used by management to measure operating performance. EBITDA is defined as net income plus net interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes certain non-cash items, restructuring and reorganization items, expense recognition of fresh start accounting adjustments and other items that management does not utilize in assessing our operating performance. Management believes that it is useful to eliminate these items (as well as net interest, taxes, depreciation, and amortization, as noted above) because it allows management to focus on what it deems to be a more reliable indicator of ongoing operating performance. As a result, internal management reports used during monthly operating reviews feature the EBITDA and adjusted EBITDA metrics. However, management uses these metrics in conjunction with traditional operating performance measures determined in accordance with generally accepted accounting principles, or GAAP, as part of its overall assessment of company performance and therefore does not place undue reliance on these non-GAAP measures of operating performance.

Neither EBITDA nor adjusted EBITDA is a recognized term under GAAP and neither purports to be an alternative to net income as an indicator of operating performance or any other GAAP measure. Because not all companies use identical calculations, this presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use since they do not consider certain cash requirements, such as interest payments, tax payments, debt service requirements and capital expenditures. However, these measures can still be useful in evaluating our performance against our peer companies because management believes the measures provide users with valuable insight into key components of GAAP amounts. For example, eliminating the effects of interest income and expense reduces the impact of a company’s capital structure on its performance. In addition, removing the provision for income taxes for EBITDA presentation purposes allows users to assess returns on a pre-tax basis.

All of the items included in the reconciliation from net income to adjusted EBITDA are either (i) non-cash items (e.g., depreciation, amortization, non-cash pension expense, expense recognized from fresh start accounting adjustments and stock-based compensation) or (ii) items that management does not consider to be useful in assessing our ongoing operating performance (e.g., income taxes, restructuring and other charges). In the case of the non-cash items, management believes that investors can better assess our operating performance if the measures are presented without such items because, unlike cash expenses, these adjustments do not affect our ability to generate free cash flow or invest in our business. For example, by eliminating depreciation and amortization from EBITDA, users can compare operating performance without regard to different accounting determinations such as useful life. In the case of the other items, management believes that investors can better assess our operating performance if the measures are presented without these items because their financial impact does not reflect ongoing operating performance.

The table below provides a reconciliation of net income to EBITDA and adjusted EBITDA for the periods indicated.

	Predecessor			Successor
	Year ended September 30,		Eleven months ended August 31,	One month ended September 30,	Year ended September 30,
	2002	2003	2004	2004	2005	2006
Net income	$927	$(72,255)	$170,734	$(3,646)	$(4,134)	$35,540
Interest expense	20,585	19,724	13,964	354	6,385	8,121
Interest income	(144)	(63)	(35)	(6)	(32)	(97)
Provision for income taxes	677	49,281	90	(1,760)	(2,111)	22,313
Depreciation and amortization	6,076	6,624	7,774	658	8,026	8,890
EBITDA	28,121	3,311	192,527	(4,400)	8,134	74,767
Pension/OPEB non-cash portion(a)	9,008	3,201	2,620	23	2,982	3,021
Stock based compensation expense(b)	—	—	—	123	1,302	2,786
Restructuring Items(c)	—	—	4,027	429	628	—
Reorganization items(d)	—	—	(177,653)	—	—	—
Fresh start accounting-inventory(e)	—	—	—	5,083	25,414	—
Adjusted EBITDA	$37,129	$6,512	$21,521	$1,258	$38,460	$80,574

(a)              Represents difference between pension expense and cash paid for pension and other post-retirement benefits.

(b)              Represents non-cash, stock-based compensation expense.

(c)                Represents restructuring items, primarily pre-petition professional fees and credit facility fees related to our Chapter 11 filing.

(d)              Represents reorganization items resulting from the bankruptcy petition including gain on cancellation of debt, fresh-start adjustments and professional fees.

(e)              Represents expense recognized for fresh-start inventory adjustments.

(9)               Represents the average price for a cash buyer as reported by the London Metals Exchange for the 30 days ending on the last day of the period presented.

(10)         During March 2006, Haynes communicated to employees and plan participants a negative plan amendment that caps our liability related to total retiree health care costs at $5,000 annually effective January 1, 2007. An updated actuarial valuation was performed at March 31, 2006, which reduced the accumulated post-retirement benefit liability due to this plan amendment by $46,300, that will be amortized as a reduction to expense over an eight-year period. This amortization period began in April 2006, reducing the amount of expense recognized for the second half of fiscal 2006 and the respective future periods.

(11)         We define backlog to include firm commitments from customers for delivery of product at established prices. Approximately 30% of the orders in our backlog at any given time include prices that are subject to adjustment based on changes in raw material costs. Historically, approximately 75% of our backlog orders have shipped within six months and approximately 90% have shipped within 12 months. The backlog figures do not reflect the portion of our business conducted at our service and sales centers on a spot or “just-in-time” basis.

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks related to our business

Our revenues may fluctuate widely based upon changes in demand for our customers’ products.

Demand for our products is dependent upon and derived from the level of demand for the machinery, parts and equipment produced by our customers, which are principally manufacturers and fabricators of machinery, parts and equipment for highly specialized applications. Historically, certain of the markets in which we compete have experienced unpredictable, wide demand fluctuations. Because of the comparatively high level of fixed costs associated with our manufacturing processes, significant declines in those markets have had a disproportionately adverse impact on our operating results. For example, due in part to these factors, we encountered liquidity difficulties throughout fiscal 2003 and the first half of fiscal 2004, and could not generate sufficient cash to both satisfy our debt obligations and fund our operations. These liquidity difficulties contributed to our decision to file for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code on March 29, 2004.

Since we became an independent company in 1987, we have, in several instances, experienced substantial year-to-year declines in net revenues, primarily as a result of decreases in demand in the industries to which our products are sold. In fiscal 1992, 1999, 2002 and 2003, our net revenues, when compared to the immediately preceding year, declined by approximately 24.9%, 15.4%, 10.3% and 21.2%, respectively. We may experience similar fluctuations in our net revenues in the future. Additionally, demand is likely to continue to be subject to substantial year-to-year fluctuations as a consequence of industry cyclicality, as well as other factors, and such fluctuations may have a material adverse effect on our financial condition or results of operation.

Profitability in the high-performance alloy industry is highly sensitive to changes in sales volumes.

The high-performance alloy industry is characterized by high capital investment and high fixed costs. Profitability is, therefore, very sensitive to changes in volume, and relatively small changes in volume can result in significant variations in earnings. The cost of raw materials is the primary variable cost in the manufacture of high-performance alloys and represents approximately 58% of our total cost of sales. Other manufacturing costs, such as labor, energy, maintenance and supplies, often thought of as variable, have a significant fixed element.

Our operations are dependent on production levels at our Kokomo facility.

Our principal assets are located at our primary integrated production facility in Kokomo, Indiana and at our production facilities in Arcadia, Louisiana and in Mountain Home, North Carolina. The Arcadia and Mountain Home plants rely to a significant extent upon feedstock produced at the Kokomo facility. Any production failures, shutdowns or other significant problems at the Kokomo facility could have a material adverse effect on our financial condition and results of operations. We believe that we maintain adequate property damage insurance to provide for reconstruction of damaged equipment, as well as business interruption insurance to mitigate losses resulting from any production shutdown caused by an insured loss; however, we may not be able to obtain such insurance that will adequately cover such losses.

Capital expenditures are required to continue to improve operating efficiencies.

Prior to fiscal 2005, we experienced periods of liquidity shortages which resulted in a lack of funds for capital improvements at the Kokomo facility. Although we believe that our facilities are generally in good operating condition, in fiscal 2005 and 2006 we started the process of making significant upgrades to our equipment in order to improve operating efficiencies through increased capacity, improved quality capability and reduced operating costs. In addition, we also expect that these upgrades will enable us to improve working capital management. We anticipate continuing to make these upgrades, spending approximately $30.0 million in fiscal 2007 and 2008, as compared to the $5.4 million we spent in fiscal 2004, $11.6 million spent in fiscal 2005 (including the Branford Wire acquisition) and the $10.7 million spent in fiscal 2006. An inability to make these upgrades could have a material adverse impact on the efficiency with which we will be able to manufacture our products and adversely affect our competitive standing within the industry. As we proceed with our capital upgrade program, we will experience some planned equipment downtime, which could affect our financial results in future periods.

Rapid increases in the price of nickel may materially adversely affect our operating results.

To the extent that the price of nickel or other raw material cost rises rapidly, there may be a negative effect on our gross profit margins. Nickel, a major component of many of our products, accounts for approximately 51% of our raw material costs, or approximately 30% of our total costs of sales. We enter into several different types of sales contracts with our customers, some of which allow us to pass on increases in nickel prices. In other cases, we price our products at the time of order, which allows us to establish prices with reference to known costs of materials, but which does not allow us to offset an unexpected rise in the price of nickel. We may not be able to successfully offset rapid increases in the price of nickel or other raw materials in the future. In the event that raw material price increases occur that we are unable to pass on to our customers, our cash flows or results of operations would be materially adversely affected.

Increases in energy costs and raw material costs may have a negative impact on our performance and financial condition.

Since fiscal 2003, we have experienced rising raw material and energy costs. Nickel, cobalt and molybdenum, the primary raw materials used to manufacture our products, all have experienced significant fluctuations in price. Continued industrial growth in China and other developing economies has contributed to increased demand for many of the raw materials used in our manufacturing processes, which has led to increased prices for these raw materials. Haynes uses natural gas in the manufacturing process to reheat material for purposes of annealing and forming. Continuing increases in raw material and energy costs could have a material adverse effect on our cash flows or results of operation.

Failure to successfully develop, commercialize, market and sell new applications and new products could adversely affect our business.

We believe that our proprietary alloys and metallurgical manufacturing expertise provide us with a competitive advantage over other high-performance alloy producers. Our ability to maintain this competitive advantage depends on our ability to continue to offer products that have equal or better performance characteristics than competing products at competitive prices. Our future growth will depend, in part, on our ability to address the increasingly demanding needs of our customers by enhancing the properties of our existing alloys, by timely developing new applications for our existing products, and by timely developing, commercializing, marketing and selling new products. If we are not successful in these efforts, if we experience difficulties that delay or prevent the successful development, commercialization, marketing or selling of these products, or if our new products and product enhancements do not adequately meet the requirements of the marketplace and achieve market acceptance, our revenues, cash flows and results of operations could be negatively affected.

We may be adversely affected by environmental, health and safety laws, regulations, costs and other liabilities.

We are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the discharge of pollutants into the environment, the storage, handling, use, treatment and disposal of hazardous substances and wastes and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal or modification. These laws, regulations and permits can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. Violations of these laws, regulations or permits can also result in the imposition of substantial penalties, permit revocations and/or facility shutdowns. We cannot assure you that we have been or will at all times be in complete compliance with these laws, regulations or permits. In addition, our facilities are subject to periodic inspection by various regulatory authorities, who from time to time have issued notices of violations of laws, regulations and permits. For example, in the past five years, we have paid administrative fines for alleged violations of requirements relating to the handling and storage of hazardous wastes, requirements relating to the Kokomo facility’s Title V Air Permit, requirements relating to the handling of polychlorinated biphenyls and record keeping and notification requirements relating to industrial waste water discharge. Although none of these violations has had a material effect on our financial condition, alone or in the aggregate, future violations may result in material fines, require additional capital expenditures, or both. In addition, we may be required in the future to comply with certain regulations pertaining to the emission of hazardous air pollutants under the Clean Air Act. However, since these regulations have not been proposed or promulgated, we cannot predict the cost, if any, associated with compliance with such regulations.

Pursuant to certain environmental laws including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, if a release of hazardous substances occurs on, under or from any of our current or former properties or any off-site location to which we sent or arranged to be sent wastes for disposal or treatment, we may be held liable for all costs arising therefrom, and there can be no assurance that the amount of such liability will not be material. We could also be held liable for any and all consequences arising out of human exposure to such substances or other hazardous substances that may be attributable to our products or other environmental damage. We have received permits from the Indiana Department of Environmental Management, or IDEM, and the U.S. Environmental Protection Agency, or EPA, to close and to provide post-closure monitoring and care for certain areas at our Kokomo facility that were used for the storage and disposal of wastes, some of which are classified as hazardous under applicable regulations. We are currently evaluating known groundwater contamination identified at our Kokomo site and are developing a plan to address it. Accordingly, additional corrective action may be required. We also have an application with IDEM pending for approval of closure and post-closure care for another area of the Kokomo site, which may also require corrective action. We have also received permits from the North Carolina Department of Environment and Natural Resources, or NCDENR, and the EPA to close and provide post-closure monitoring and care for a former waste disposal lagoon at our Mountain Home, North Carolina facility. We are required to monitor groundwater and to continue post-closure maintenance of the former disposal areas at this site. Further, if it is determined that site conditions have impacted the groundwater, additional corrective action by us could be required. We are currently unable to estimate the costs of any further corrective action at either site, if required. Accordingly, we cannot assure you that the costs of future corrective action would not have a material effect on our financial condition, results of operations or liquidity. Additionally, it is possible that we could be required to undertake other corrective action for any other solid waste management unit existing or determined to exist at any of our facilities.

We may also incur liability for alleged environmental damages associated with the off-site transportation and disposal of hazardous substances. Our operations generate hazardous substances, much of which we accumulate at our facilities for subsequent transportation and disposal off-site or recycling by third parties. Generators of hazardous substances which are transported to disposal sites where environmental problems are alleged to exist are subject to liability under CERCLA, and state counterparts. In addition, we may have generated hazardous substances disposed of at sites which are subject to CERCLA or equivalent state law remedial action. CERCLA imposes strict, joint and several liability for investigatory and cleanup costs upon hazardous substance generators, site owners and operators and other potentially responsible parties regardless of fault. We cannot assure you that we will not be named as a potentially responsible party at sites in the future or that the costs associated with current or future additional sites would not have a material adverse effect on our financial condition, results of operations or liquidity.

Environmental laws are complex, change frequently and have tended to become increasingly stringent over time. While we have budgeted for future capital and operating expenditures to comply with environmental laws, we cannot assure you that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental, health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition. See “Business—Environmental Matters.”

Although a collective bargaining agreement is in place for certain employees, union or labor disputes could still disrupt our manufacturing process.

All eligible hourly employees at the Kokomo plant and the Lebanon, Indiana service center (approximately 516 in the aggregate as of September 30, 2006) are covered by a collective bargaining agreement. As part of negotiations with the United Steelworkers of America related to our emergence from bankruptcy, the collective bargaining agreement was extended until June 2007. Even though a collective bargaining agreement is in place, it is still possible that union or labor disputes could disrupt our manufacturing process. We expect to renegotiate the collective bargaining agreement prior to the expiration of the agreement currently in place. We believe that current relations with the union are satisfactory. We cannot assure you, however, that the renegotiation of the collective bargaining agreement will not lead to a labor stoppage and negative effect on earnings. For example, there was a brief labor stoppage in connection with renegotiation of the collective bargaining agreement in fiscal 2002, although there was no such stoppage in connection with the renegotiation in fiscal 2004 as part of our emergence from bankruptcy.

If we are unable to recruit, hire and retain skilled and experienced personnel, our ability to effectively manage and expand our business will be harmed.

Our success largely depends on the skills, experience and efforts of our officers and other key employees who may terminate their employment at any time. The loss of any of our senior management team could harm our business. The announcement of the loss of one of our key employees could negatively affect our stock price. Our ability to retain our skilled workforce and our success in attracting and hiring new skilled employees will be a critical factor in determining whether we will be successful in the future. We face challenges in hiring, training, managing and retaining employees in certain areas including metallurgical researchers, equipment technicians, and sales and marketing staff. This could delay new product and alloy development and commercialization, and hinder our marketing and sales efforts, which would adversely impact our competitiveness and financial results.

U.S. and world economic and political conditions, including acts or threats of terrorism and/or war, could adversely affect our business.

National and international political developments, instability and uncertainties could result in continued economic weakness in the United States and in international markets. These uncertainties include ongoing military activity in Afghanistan and Iraq, threatened hostilities with other countries, political unrest and instability around the world and continuing threats of terrorist attacks. Any actual armed hostilities, and any future terrorist attacks in the United States or abroad, could also have an adverse impact on the U.S. economy, global financial markets and our business. The effects may include, among other things, a decrease in demand in the aerospace industry due to reduced air travel, as well as reduced demand in the other industries we serve. Depending upon the severity, scope and duration of these effects, the impact on our financial position, results of operations and cash flows could be material.

The risks inherent in our international operations may adversely impact our revenues, results of operations and financial condition.

We anticipate we will continue to derive a significant portion of our revenues from operations in international markets. As we continue to expand internationally, we will need to hire, train and retain qualified personnel for our direct sales efforts and retain distributors and train their personnel in countries where language, cultural or regulatory impediments may exist. We cannot ensure that distributors, regulators or other government agencies will continue to accept our products, services and business practices. In addition, we purchase raw materials on the international market. The sale and shipment of our products and services across international borders, as well as the purchase of raw materials from international sources, subject us to the different trade regulations of the various countries involved. Compliance with such regulations is costly. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. Failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping, sales and service activities. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions, including:

•       our ability to obtain, and the costs associated with obtaining, U.S. export licenses and other required export or import licenses or approvals;

•       changes in duties and tariffs, taxes, trade restrictions, license obligations and other non-tariff barriers to trade;

•       burdens of complying with a wide variety of foreign laws and regulations;

•       business practices or laws favoring local companies;

•       fluctuations in foreign currencies;

•       restrictive trade policies of foreign governments;

•       longer payment cycles and difficulties collecting receivables through foreign legal systems;

•       difficulties in enforcing or defending agreements and intellectual property rights; and

•       foreign political or economic conditions.

We cannot ensure that one or more of these factors will not harm our business. Any material decrease in our international revenues or inability to expand our international operations would adversely impact our revenues, results of operations and financial condition.

Risks related to our common stock

Our common stock has not been traded on a securities exchange prior to this offering, and the market price of our common stock could be extremely volatile and could decline following this offering, resulting in a substantial loss on, or total loss of, your investment.

Prior to this offering, our common stock was not listed on any national securities exchange and was quoted in the “pink sheets.” Although we intend to list the common stock on The NASDAQ Global Market in connection with this offering, an active trading market for our common stock may never develop or be sustained, which could adversely affect your ability to sell your shares and could depress the market price of your shares. In addition, the public offering price will be determined through negotiations among us, the selling stockholders and the representative of the underwriters, and may bear no relationship to the price at which the common stock will trade upon completion of this offering.

The stock market in general has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Risk factors” section and others such as:

•       our operating performance and the performance of other similar companies and companies deemed to be similar;

•       fluctuations in the market price of nickel, raw materials or energy;

•       market conditions in the end markets into which our customers sell their products, principally aerospace, power generation and chemical processing;

•       announcements of technological innovations or new products and services by us or our competitors;

•       the operating and stock price performance of other companies that investors may deem comparable to us;

•       announcements by us of acquisitions, alliances, joint development efforts or corporate partnerships in the high temperature resistant alloy and corrosion resistant alloy markets;

•       market conditions in the technology, manufacturing or other growth sectors; and

•       rumors relating to us or our competitors.

You may not receive a return on investment through dividend payments nor upon the sale of your shares of our common stock.

The terms of our current U.S. revolving credit facility restrict us from paying cash dividends, and we do not anticipate paying cash dividends or making any other distributions on shares of our common stock in the foreseeable future. Instead, we intend to retain future earnings for use in the operation and expansion of our business. Therefore, you should not expect to receive a return on your investment in shares of our common stock through the payment of cash dividends. You also may not realize a return on your investment upon selling your shares of our common stock.

Provisions of our certificate of incorporation, by-laws and Rights Agreement could discourage potential acquisition proposals and could deter or prevent a change in control.

Some provisions in our certificate of incorporation and by-laws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of shares of our preferred stock and regulating the nomination of directors, may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire a substantial number of shares of our common stock or to launch other takeover attempts that a stockholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

On August 13, 2006, we entered into a Rights Agreement with Wells Fargo Bank, N.A., pursuant to which we declared a dividend of a preferred share purchase right for each outstanding share of our common stock. The preferred share purchase rights have certain anti-takeover effects. The preferred share purchase rights will cause substantial dilution to a person or group who attempts to acquire us on terms not approved by our board, except pursuant to an offer conditioned on a substantial number of preferred share purchase rights being acquired. This may deter third parties from seeking to acquire us, and thus potentially prevent common stockholders from receiving an acquisition premium for their shares. At our annual meeting of stockholders to be held on February 20, 2007, our stockholders will vote upon a proposal to ratify and continue the Rights Agreement. If not ratified by our stockholders, the Rights Agreement will terminate.

Our historical financial information is not comparable to our current financial information.

As a result of our emergence from bankruptcy, we are operating our business with a new capital structure, and are subject to fresh start reporting requirements prescribed by generally accepted accounting principles. As required by fresh start reporting, assets and liabilities as of August 31, 2004 were recorded at fair value, with the enterprise value being determined in connection with our emergence from bankruptcy. Accordingly, our historical financial information for periods prior to August 31, 2004 is not comparable to our financial information for periods after August 31, 2004.

Forward-looking statements

This prospectus contains statements that constitute “forward-looking statements” as defined by federal securities laws. Those statements appear in a number of places and may include, but are not limited to, statements regarding our intent, belief or current expectations or those of our management with respect to our strategic plans; trends in the demand for our products; trends in the industries that consume our products; our ability to develop new products; and our ability to make capital expenditures and finance operations. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, many of which are beyond our control.

In addition, we have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based upon those assumptions also could be incorrect. Risks and uncertainties which may affect the accuracy of forward-looking statements include, but are not limited to the following:

•       wide fluctuations in revenues based upon changes in demand for our customers’ products;

•       decreases in demand in the aerospace, land-based gas turbine or chemical processing industries;

•       our ability to make capital expenditures to upgrade our primary production facility;

•       rapid increases in the price of nickel, our primary raw material;

•       increases in the cost of energy or other raw materials;

•       unplanned shut-downs or other production problems at our manufacturing facilities;

•       changes in and compliance with environmental and safety laws and policies;

•       our ability to develop, commercialize, market and sell new applications and new products that meet the needs of our customers;

•       foreign currency fluctuations;

•       our inability to recruit or retain key personnel;

•       war and acts of terrorism; or

•       the other factors that we describe under “Risk Factors.”

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of proceeds

Our net proceeds from the sale of 1,000,000 shares of common stock in this offering are estimated to be approximately $      million, assuming a public offering price of $       per share, which is the mid-point of the estimated offering price range shown on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

We intend to use all of our net proceeds to repay amounts outstanding under our U.S. revolving credit facility. Availability under the U.S. revolving credit facility will be increased by the amount of the offering proceeds used to repay amounts outstanding. Reducing the amount outstanding under our U.S. revolving credit facility will better position us to execute our strategy. In particular, we intend to use a portion of the available amounts to make strategic investments in our manufacturing facilities and equipment and to opportunistically pursue strategic acquisitions and alliances. The remaining availability under our U.S. revolving credit facility will also be used for general corporate purposes. At January 18, 2007, the amount available under our U.S. and U.K. revolving credit facilities was $61.7 million. Borrowings under the U.S. credit facility as of that date were $76.3 million, and bore interest at 7.32% per annum. There were no borrowings outstanding under our U.K. credit facility as of that date.

The amount and timing of our expenditures will depend upon several factors, including cash flows from our operations and the anticipated growth of our business. Accordingly, our management will have broad discretion in the application of the proceeds of our borrowings under the revolving credit facility and investors will be relying on the judgment of our management regarding the application of these proceeds.

Dividend policy

We have not declared cash dividends on our common stock in the last five fiscal years. We intend to retain all future earnings for the operation and expansion of our business, and therefore, we do not anticipate paying cash dividends or making any other distributions on our common stock in the foreseeable future. The payment of dividends will be at the sole discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on the payment of dividends present in any current and future credit agreements and other factors that our Board of Directors may deem relevant. We are subject to covenants under our current U.S. revolving credit facility that restrict us from paying cash dividends.

Market for common stock

Our common stock is not currently listed on any national securities exchange and there is no established trading market for our securities. Our common stock is currently quoted in the “pink sheets” under the symbol HYNI.PK. Over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. You are advised to obtain current market quotations for our common stock. No assurance can be given as to the market prices of our common stock at any time after the date of this prospectus.

The following table sets forth the range of high and low closing prices by fiscal quarter for the common stock as reported through Bloomberg L.P.

Fiscal quarter ended:	High	Low
March 31, 2007 (through January 23, 2007)	$53.00	$52.00
December 31, 2006	$54.00	$36.00
September 30, 2006	$39.00	$35.60
June 30, 2006	$39.00	$31.00
March 31, 2006	$31.00	$24.00
December 31, 2005	$25.00	$21.00
September 30, 2005	$25.00	$18.00
June 30, 2005	$19.50	$16.50
March 31, 2005	$20.50	$15.00
December 31, 2004 (from October 29, 2004)	$15.00	$9.90

The last reported sale price of our common stock on January 23, 2007 was $52.00 per share. As of January 12, 2007, there were approximately 14 record holders of our common stock.

Capitalization

The following table sets forth our cash and cash equivalents, short-term debt and capitalization as of September 30, 2006:

•       on an actual basis; and

•       on an adjusted basis to reflect our sale of 1,000,000 shares of common stock at an assumed public offering price of $     per share (the midpoint of the range set forth on the cover page of this prospectus), and application of the net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, to repay amounts outstanding under our U.S. revolving credit facility, as described under “Use of proceeds.” Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) the as adjusted figure shown below for “additional paid-in capital,” “total stockholders’ equity” and “total capitalization” by $     million, after deducting estimated underwriting discounts and commissions and the as adjusted amount for “revolving credit facility” and “total short-term debt” would decrease (increase) by $       . The adjustments also reflect the sale of 300,000 shares of common stock by the selling stockholders in this offering who are exercising options.

This table should be read in conjunction with “Selected consolidated financial and other data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

September 30, 2006 (in thousands, except share amounts)	Actual	As adjusted
Cash and cash equivalents	$6,182	$6,182
Short-term debt:
Revolving credit facility(1)	$116,836
Current maturities of long-term obligations	110	110
Total short-term debt	$116,946
Long-term obligations (less current portion)	$3,097	$3,097
Stockholders’ equity:
Common stock, $0.001 par value (20,000,000 shares authorized, 10,000,000 shares issued and outstanding actual, 11,300,000 shares issued and outstanding as adjusted)(2)	10	11
Preferred stock, $0.001 par value (20,000,000 shares authorized, no shares issued and outstanding)	—	—
Additional paid-in capital	122,937
Accumulated earnings	27,760	27,760
Accumulated other comprehensive income	841	841
Total stockholders’ equity	151,548
Total capitalization (including short-term debt)	$271,591	$

(1)               The actual amounts shown for the “revolving credit facility” and “total short-term debt” do not reflect a repayment of $48.1 million on the outstanding balance of the U.S. revolving credit facility in the first quarter of fiscal 2007.

(2)               Common stock to be outstanding after this offering includes 300,000 shares to be issued upon the exercise of existing options and sold by certain of the selling stockholders, or 450,000 shares if the underwriters exercise their over-allotment option in full. If the underwriters exercise their over-allotment option in full, as adjusted amounts for “additional paid-in capital,” “total stockholders’ equity” and “total capitalization” would increase by $        and the as adjusted amount for “revolving credit facility” and “total short-term debt” would decrease by $      , to reflect our receipt of the option exercise price on common stock issued pursuant to these options and the application of the amounts received as described above.

Dilution

Our pro forma net tangible book value as of December 31, 2006, was $      million, or $      per share of common stock. Net tangible book value per share represents the amount of stockholders’ equity divided by           shares of common stock outstanding after giving effect to the conversion of all outstanding options into shares of common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of 1,000,000 shares of common stock in this offering at an assumed public offering price of $      per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 2006 would have been, $      million, or $       per share. This represents an immediate increase in net tangible book value of $       per share to existing stockholders and an immediate dilution in net tangible book value of $       per share to investors purchasing common stock in this offering, as illustrated in the following table:

Initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2006	$
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering
Dilution per share to new investors		$

The following table presents on a pro forma basis as of December 31, 2006, after giving effect to our sale of 1,000,000 shares, the differences between the existing stockholders and purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares purchased		Total consideration		Average price per
	Number	Percent	Amount	Percent	share
Existing stockholders		%		%
New investors
Total.		100.0%		100.0%

The reorganization

Haynes encountered liquidity difficulties throughout fiscal 2003 and the first half of fiscal 2004 due to concurrent down cycles in our largest markets, rising raw material and energy costs, and debt service obligations. We could not generate sufficient cash to both satisfy our debt service obligations and fund our operations. On March 29, 2004, Haynes and certain of its U.S. affiliates and subsidiaries as of that date filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code (11 U.S.C. § 101 et seq.). From March 29, 2004 through August 31, 2004, Haynes continued to operate as debtor-in-possession subject to the supervision of the bankruptcy court. On August 31, 2004, Haynes emerged from bankruptcy pursuant to a court-approved plan of reorganization.

Prior to the reorganization, all of the outstanding shares of our common stock were owned by Haynes Holdings, Inc., a Delaware corporation. In connection with the reorganization, Haynes Holdings, Inc. and Haynes International, Inc. were merged, and Haynes was the surviving corporation of the merger. Pursuant to the plan of reorganization, all of the shares of our common stock were cancelled, and 10.0 million new shares of our common stock, were issued in connection with our emergence from bankruptcy. Under the terms of the plan of reorganization, each former holder of our 11 5/8% senior notes due September 1, 2004 received its pro rata share of 9.6 million shares of our new common stock in full satisfaction of all of our obligations under the senior notes. Additionally, each former holder of the shares of common stock of Haynes Holdings, Inc. received its pro rata share of the remaining 400,000 shares of our new common stock in exchange for its outstanding shares of Haynes Holdings, Inc. common stock.

The plan of reorganization also provided for the payment or satisfaction of all secured and unsecured claims against Haynes, except as reinstated under the plan of reorganization and except with respect to the 11 5/8% senior notes due September 1, 2004, which were exchanged for equity as described above. Further detail concerning the treatment of claims under the plan of reorganization may be obtained through a review of the terms of the plan of reorganization which is filed as an exhibit to the registration statement of which this prospectus is a part.

Accounting impact of the reorganization

Upon implementation of the plan of reorganization, Haynes adopted fresh start reporting in accordance with AICPA Statement of Position 90-7, or SOP 90-7, “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” because holders of shares of the common stock of Haynes Holdings, Inc., the former parent of Haynes, immediately prior to confirmation of the plan of reorganization received less than 50% of the shares of our new common stock issued upon emergence from bankruptcy and the reorganization value upon emergence was less than our post-petition liabilities and allowed claims. Under fresh start reporting, the reorganization value was allocated to our net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Accounting Standards No. 141, “Business Combinations.” Our reorganization value was determined based on consideration of numerous factors and various valuation methodologies, including discounted cash flows, believed by management and our financial advisors to be representative of our business and industry. Information regarding the determination of the reorganization value and application of fresh start reporting is included in Note 1 to the consolidated financial statements included elsewhere in this prospectus. As a result of the plan of reorganization and adoption of fresh start reporting, our consolidated balance sheet as of September 30, 2004 is not comparable to our historical balance sheets as of any date prior to September 1, 2004 and our results of operations after August 31, 2004 are not comparable to our results of operations for periods prior to September 1, 2004. For more information see “Management’s discussion and analysis of financial condition and results of operation—Pro forma financial information.”

Selected consolidated financial and other data

Set forth below is selected consolidated financial and other data. This data should be read in conjunction with the consolidated financial statements and related notes thereto and “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus.

On March 29, 2004, we and certain of our U.S. subsidiaries and U.S. affiliates as of that date filed for bankruptcy protection. Our plan of reorganization was confirmed by order of the Bankruptcy Court on August 16, 2004 and became effective on August 31, 2004. Our historical consolidated financial statements included elsewhere in this prospectus have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and, for periods subsequent to March 29, 2004, in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code.” As of August 31, 2004, the effective date of our plan of reorganization, we began operating our business under a new capital structure, and we adopted fresh start reporting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, our historical financial information for periods prior to August 31, 2004 is not comparable to our financial information for periods after August 31, 2004. See “The reorganization.”

The selected historical consolidated financial data as of and for the years ended September 30, 2005 and 2006, as of September 30, 2004 and for the period September 1, 2004 through September 30, 2004 is derived from the audited consolidated financial statements of our company after giving effect to the adoption of fresh start reporting (successor Haynes International, Inc.). The selected historical consolidated financial data for the period October 1, 2003 through August 31, 2004, and as of and for the years ended September 30, 2002 and 2003 is derived from the audited consolidated financial statements of our company prior to the adoption of fresh start reporting (predecessor Haynes International, Inc.).

	Predecessor			Successor
(in thousands, except average nickel price, share and	Year ended September 30,		Eleven months ended August 31,	One month ended September 30,	Year ended September 30,
per share information)	2002(1)	2003(1)	2004	2004(2)	2005(2)	2006(2)
Statement of operations data:
Net revenues	$225,942	$178,129	$209,103	$24,391	$324,989	$434,405
Cost of sales(3)	175,572	150,478	171,652	26,136	288,669	325,573
Selling, general and administrative expense(4)	24,628	24,411	24,038	2,658	32,963	40,296
Research and technical expense	3,697	2,747	2,286	226	2,621	2,659
Restructuring and other charges(5)	—	—	4,027	429	628	—
Operating income (loss)	22,045	493	7,100	(5,058)	108	65,877
Interest expense, net	20,441	19,661	13,929	348	6,353	8,024
Reorganization items(6)	—	—	(177,653)	—	—	—
Net income (loss)(7)	927	(72,255)	170,734	(3,646)	(4,134)	35,540
Net income (loss) per share:
Basic	$9,270	$(722,550)	$1,707,340	$(0.36)	$(0.41)	$3.55
Diluted	$9,270	$(722,550)	$1,707,340	$(0.36)	$(0.41)	$3.46
Weighted average shares outstanding:
Basic	100	100	100	10,000,000	10,000,000	10,000,000
Diluted	100	100	100	10,000,000	10,000,000	10,270,642
Other data:
Capital expenditures	$6,032	$3,638	$4,782	$637	$9,029	$10,668
Average nickel price per pound (end of period)(8)	$3.02	$4.52	$6.21	$6.02	$6.45	$13.67

At September 30,	Predecessor		Successor
(in thousands)	2002(1)	2003(1)	2004(2)	2005(2)	2006(2)
Balance sheet data:
Working capital (deficit)	$49,424	$(99,901)	$61,826	$59,494	$101,864
Property, plant and equipment, net	42,721	40,229	80,035	85,125	88,921
Total assets	230,513	180,115	360,758	387,122	445,860
Total debt	189,685	201,007	85,993	106,383	120,043
Accrued pension and postretirement benefits(9)	121,717	127,767	120,019	122,976	126,488
Stockholders’ equity (deficiency)	(101,973)	(172,858)	115,576	111,869	151,548

(in millions)	2002	2003	2004	2005	2006
Backlog at fiscal quarter ended(10):
December 31	$88.0	$49.0	$54.7	$110.9	$203.5
March 31	77.2	53.6	69.6	134.8	207.4
June 30	63.9	54.5	82.6	159.2	200.8
September 30	52.5	50.6	93.5	188.4	206.9

(1)               Restated.   Effective October 1, 2003, Haynes changed its inventory costing method from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In accordance with generally accepted accounting principles, the change has been applied by restating the 2002 and 2003 consolidated financial data.

(2)               As of August 31, 2004, the effective date of our plan of reorganization, Haynes adopted fresh start reporting for its consolidated financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, the historical financial information for periods after August 31, 2004 is not comparable to periods before September 1, 2004.

See “The reorganization” and “Management’s discussion and analysis of financial condition and results of operations—Pro forma financial information.”

(3)               As part of fresh start reporting, inventory was increased by approximately $30,497 to reflect its fair value at August 31, 2004. The fair value adjustment was recognized ratably in cost of sales as inventory was sold and was fully recognized by the end of the second quarter of fiscal 2005. Cost of sales for the one month ended September 30, 2004 and the years ended September 30, 2005 and 2006 include non-cash charges of $5,083, $25,414 and $0, respectively, for this fair value adjustment. Also, as part of fresh start reporting, machinery and equipment, buildings and patents were increased by $49,436 to reflect fair value at August 31, 2004. The majority of these values have been recognized, commencing in 2004 and will continue to be recognized in costs of sales over periods ranging from 2 to 14 years. Cost of sales for the one month ended September 30, 2004 and the years ended September 30, 2005 and 2006 include $403, $4,788 and $4,802, respectively, for this fair value adjustment.

(4)               In fiscal 2003, $676 of terminated acquisition costs were accounted for as selling, general and administrative expense related to a potential acquisition that we did not pursue.

(5)               Consists primarily of professional fees and credit facility fees related to the restructuring and refinancing activities.

(6)               During fiscal 2004, Haynes recognized approximately $177,653 in reorganization items of which approximately $7,298 were expenses relating to professional fees, amendment fees, travel expenses, directors’ fees, write offs of bond discount and debt issuance costs, and other expenses, and approximately $184,951 was income relating to the gain on cancellation of 11 5/8% senior notes due September 1, 2004 and fresh start reporting adjustments as a result of the reorganization. See Note 8 to the consolidated financial statements included elsewhere in this prospectus for more information.

(7)               Reflects a valuation allowance of approximately $60,307 recorded at September 30, 2003 on our U.S. net deferred tax assets as a result of our determination that, as of that date, it was more likely than not that certain future tax benefits would not be realized. See Note 6 to the consolidated financial statements included elsewhere in this prospectus for more information.

(8)               Represents the average price for a cash buyer as reported by the London Metals Exchange for the 30 days ending on the last day of the period presented.

(9)               During March 2006, Haynes communicated to employees and plan participants a negative plan amendment that caps our liability related to total retiree health care costs at $5,000 annually effective January 1, 2007. An updated actuarial valuation was performed at March 31, 2006, which reduced the accumulated post-retirement benefit liability due to this plan amendment by $46,300, that will be amortized as a reduction to expense over an eight-year period. This amortization period began in April 2006, reducing the amount of expense recognized for the second half of fiscal 2006 and the respective future periods.

(10)         We define backlog to include firm commitments from customers for delivery of product at established prices. Approximately 30% of the orders in our backlog at any given time include prices that are subject to adjustment based on changes in raw material costs. Historically, approximately 75% of our backlog orders have shipped within six months and approximately 90% have shipped within 12 months. The backlog figures do not reflect that portion of our business conducted at our service and sales centers on a spot or “just-in-time” basis.

Management’s discussion and analysis of financial condition and results of operations

Reorganization and presentation of financial results

On March 29, 2004, Haynes and its U.S. subsidiaries and U.S. affiliates as of that date filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. Haynes emerged from bankruptcy on August 31, 2004 pursuant to a plan of reorganization. Our historical results for the period from October 1, 2003 through August 31, 2004 (the “predecessor company”) are being presented along with our financial results from September 1, 2004 through September 30, 2004, and full years of fiscal 2005 and fiscal 2006 (the “successor company”). As of August 31, 2004, the effective date of the plan of reorganization, the successor company began operating under a new capital structure and adopted fresh start reporting for its financial statements. Because of our emergence from bankruptcy and adoption of fresh start reporting, the predecessor company’s historical financial information for periods prior to August 31, 2004 is not comparable to the successor company’s financial information for periods after August 31, 2004. For more information see “The reorganization” and “—Impact of fresh start reporting on cost of sales.”

Pro forma financial information

The following unaudited pro forma consolidated statement of operations for the year ended September 30, 2004 is derived from the application of pro forma adjustments to the historical statement of operations of the predecessor Haynes International, Inc. for the period October 1, 2003 to August 31, 2004 as if the effective date of the plan of reorganization were October 1, 2003. The pro forma combined statement of operations for the year ended September 30, 2004 includes the historical results of operations of the successor Haynes International, Inc. for the period September 1, 2004 to September 30, 2004, combined with the pro forma results of operations of the predecessor Haynes International, Inc. for the period October 1, 2003 to August 31, 2004. The pro forma statement of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The pro forma adjustments are described in the notes to the pro forma statement of operations and are based on available information and assumptions that we believe are reasonable. The pro forma statement of operations is not necessarily indicative of the future results of operations of the successor Haynes International, Inc. or results of operations of the successor Haynes International, Inc. that would have actually occurred had the plan of reorganization been consummated as of October 1, 2003.

	Predecessor	Successor		Successor
(in thousands, except share and per share data)	Period October 1, 2003 to August 31, 2004	Period September 1, 2004 to September 30, 2004	Pro forma adjustments(1)	Pro forma combined year ended September 30, 2004
Statement of operations:
Net revenues	$209,103	$24,391	$—	$233,494
Cost of sales(2)	171,652	26,136	4,433	202,221
Selling, general and administrative expense(3)	24,038	2,658	1,356	28,052
Research and technical expense	2,286	226	—	2,512
Restructuring and other charges	4,027	429	—	4,456
Operating income (loss)	7,100	(5,058)	(5,789)	(3,747)
Interest expense(4)	13,964	354	(9,363)	4,955
Interest income	(35)	(6)	—	(41)
Income (loss) before reorganization items and income taxes	(6,829)	(5,406)	3,574	(8,661)
Reorganization items(5)	177,653	—	(177,653)	—
Income (loss) before income taxes	170,824	(5,406)	(174,079)	(8,661)
Provision for (benefit from) income taxes(6)	90	(1,760)	(1,621)	(3,291)
Net income (loss)	$170,734	$(3,646)	$(172,458)	$(5,370)
Net income (loss) per share:
Basic	$1,707,340	$(0.36)		$(0.54)
Diluted	$1,707,340	$(0.36)		$(0.54)
Weighted average shares outstanding:
Basic	100	10,000,000		10,000,000
Diluted	100	10,000,000		10,000,000

(1)               The pro forma adjustments do not include the non-recurring charge to expense of the flow through fair value adjustment to inventory of $25,415. The effect of this adjustment was included in cost of sales during the first five months of fiscal 2005.

(2)               To reflect the net change in historical cost of sales of the predecessor company resulting from the application of fresh start reporting. Change is due to an increase in historical depreciation expense of $239 per month for a period of eleven months and the addition of patent amortization expense of $164 per month for a period of eleven months. Each of these adjustments was calculated using the new basis of accounting result from the adoption of fresh start reporting.

(3)               To reflect compensation expense for the stock options granted by the successor company of $123 per month for a period of eleven months.

(4)               To reflect the elimination of interest expense on the $140,000 11⅝% senior notes due September 1, 2004 of $9,363.

(5)               To eliminate reorganization items.

(6)               To reflect the net change between the historical income tax benefit and the expected income tax benefit on the pro forma operations in order to achieve our expected effective tax rate of 38%.

Overview of business

The global specialty alloy market consists of three primary sectors: stainless steel, general purpose nickel alloys and high-performance alloys. Except for its stainless steel wire products, Haynes competes exclusively in the high-performance nickel- and cobalt-based alloy sector, which includes high temperature resistant alloys, or HTA products, and corrosion resistant alloys, or CRA products. HTA and CRA products accounted for 75% and 25%, respectively, of our net revenues in fiscal 2005, and 68% and 32%, respectively, of our net revenues in fiscal 2006 (in each case excluding stainless steel wire). Based on available industry data, we believe that we are one of four principal producers of high-performance alloys in flat product form, which includes sheet, coil and plate forms. Flat products accounted for 72% of shipment pounds and 69% of net revenues in fiscal 2005, and 69% of shipment pounds and 67% of net revenues in fiscal 2006. We also produce our alloys as seamless and welded tubulars, and in bar, billet and wire forms. On an historical basis, flat products have accounted for a majority of our net revenues, and are anticipated to continue to do so on a prospective basis.

We sell our products primarily through our direct sales organization, which includes 11 service and/or sales centers in the United States, Europe, Asia and India. All of these centers are company-operated. During fiscal 2005, we opened our service and sales center in China and our sales center in India. Our direct sales organization generated approximately 81% and 82% of our net revenues in fiscal 2005 and fiscal 2006, respectively. The remaining 19% and 18% of our net revenues in fiscal 2005 and fiscal 2006, respectively, were generated by a network of independent distributors and sales agents who supplement our direct sales efforts in all markets, some of whom have been associated with Haynes for over 30 years. We are currently in the process of evaluating the efficiency of some of our overseas distribution channels, including the appropriate number of distributors, the types of products sold through third party distributors and the distribution partners. On a prospective basis, we expect our direct sales force to continue to generate approximately 80% of total sales. This percentage may increase, however, as we open new service and sales centers.

Sales to customers outside the United States represented approximately 39% of our net revenues in both fiscal 2005 and fiscal 2006. It is anticipated that sales to customers outside of the United States will continue to grow with our addition of foreign service and sales centers. Although no data is available, we believe a portion of the material that is sold to domestic distributors and fabricators is resold and shipped overseas.

The high-performance alloy industry is characterized by high capital investment and high fixed costs. Profitability is, therefore, very sensitive to changes in volume, and relatively small changes in volume can result in significant variations in earnings. The cost of raw materials is the primary variable cost in the manufacture of high-performance alloys and represents approximately 58% of our total cost of sales. Other manufacturing costs, such as labor, energy, maintenance and supplies, often thought of as variable, have a significant fixed element within a certain relevant range of production.

Lead times from order to shipment can be a competitive factor, as well as an indication of the strength of the demand for high-performance alloys. Our current average lead times from order to shipment for mill-produced products, depending on product form, are approximately 10 to 30 weeks. An order from a service and sales center can be filled in less than one week, depending upon the availability of materials in stock.

Overview of markets

The following table includes a breakdown of net revenues, shipments and average selling prices to the markets served by Haynes for the periods shown.

	2002		2003		2004(1)		2005		2006
Year ended September 30, (dollars in millions)	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
Net revenues:

Aerospace	$92.8	41.1%	$80.3	45.1%	$98.1	42.0%	$126.1	38.8%	$165.8	38.2%
Chemical processing	45.8	20.3	44.6	25.0	61.4	26.3	76.2	23.5	129.4	29.8
Land-based gas turbines	52.6	23.3	26.7	15.0	41.1	17.6	67.1	20.6	77.9	17.9
Other markets	32.1	14.1	25.5	14.3	31.1	13.3	53.2	16.4	56.4	13.0
Total product	223.3	98.8	177.1	99.4	231.7	99.2	322.6	99.3	429.5	98.9
Other revenue(2)	2.6	1.2	1.0	0.6	1.8	0.8	2.4	0.7	4.9	1.1
Net revenues	$225.9	100.0%	$178.1	100.0%	$233.5	100.0%	$325.0	100.0%	$434.4	100.0%
U.S.	$142.4	63.0%	$103.6	58.2%	$143.3	61.4%	$196.5	60.5%	$265.1	61.0%
Foreign	$83.5	37.0%	$74.5	41.8%	$90.2	38.6%	$128.5	39.5%	$169.3	39.0%
Shipments by market (millions of pounds):
Aerospace	5.4	32.9%	4.7	37.6%	5.5	36.7%	6.1	29.2%	7.1	32.9%
Chemical processing	3.8	23.2	3.9	31.2	4.2	28.0	3.8	18.2	5.0	23.1
Land-based gas turbines	5.0	30.5	2.3	18.4	3.5	23.3	4.7	22.5	4.8	22.2
Other markets	2.2	13.4	1.6	12.8	1.8	12.0	6.3	30.1	4.7	21.8
Total shipments	16.4	100.0%	12.5	100.0%	15.0	100.0%	20.9	100.0%	21.6	100.0%
Average selling price per pound:
Aerospace	$17.19		$17.09		$17.84		$20.63		$23.28
Chemical processing	12.05		11.44		14.62		19.84		25.97
Land-based gas turbines	10.52		11.61		11.74		14.25		16.27
Other markets(3)	14.59		15.94		17.28		8.50		11.87
All markets(4)	13.62		14.17		15.45		15.42		19.84

(1)               This information was derived from and should be read in conjunction with the information under “Pro forma financial information.”

(2)               Other revenue consists of toll conversion, royalty income, and scrap sales.

(3)               During fiscal 2005 and 2006, the “Other markets” category includes $15.8 million and $15.1 million in revenue, respectively, and 4.8 million pounds and 3.2 million pounds, respectively, of stainless steel wire as a result of our November 2004 acquisition of assets of Branford Wire.

(4)               Average selling price per pound excludes “Other revenue.” If “Other revenue” were included, the total average selling price per pound for all markets would be $15.53 for fiscal 2005 and $20.07 for fiscal 2006.

Aerospace.   Demand for our products in the aerospace market is largely driven by orders for new jet engines, as well as requirements for spare parts and replacement parts for jet engines. Haynes experienced strong growth in the late 1990’s through fiscal 2001 due to the aerospace demand cycle. As a result of increased new aircraft production during this cycle and maintenance requirements, our net revenues from sales to the aerospace supply chain peaked in fiscal 2001. Our sales to the aerospace market declined throughout fiscal 2002 and fiscal 2003, but started to improve with the turn-around of the aerospace cycle in late fiscal 2003. The improvement continued through fiscal 2006. Excluding any catastrophic economic or political events, based on forecasted engine and airframe build schedules, we believe that the aerospace market should remain strong through fiscal 2007. We view the maintenance, repair and overhaul (or MRO) business as an area of future growth, and expect the number of engines in service to increase in the next ten to twenty years.

Net revenues to the aerospace market in fiscal 2006 increased by 31.5% from fiscal 2005 as commercial aircraft production by the major manufacturers continued to increase from the prior year, resulting in improvements in aircraft orders and aircraft maintenance requirements. Due to these improved market conditions there was a 16.6% increase in the number of pounds shipped in this market and a 12.8% increase in the average selling price per pound, which also reflects generally improved product pricing as a result of changes in product mix and higher raw material costs.

Chemical processing.   Growth in the chemical processing market tends to track overall economic activity. Demand for our products in this market is driven by the level of maintenance, repair and expansion requirements of existing chemical processing facilities, as well as the construction of new facilities. We believe that the basic elements that drive the use of our products in the chemical processing market are still present, but the focus for new plant construction will be in Asia, while maintenance and debottlenecking projects to avoid capital expansion will be the trend in Europe and North America. Concerns regarding the reliability of chemical processing facilities, their potential impact on the environment and the safety of their personnel, as well as the need for higher chemical throughput, should support future demand for more sophisticated alloys, such as our specialty and proprietary CRA products. Our key proprietary CRA products, including HASTELLOY C-2000, which we believe provides better overall corrosion resistance and versatility than any other readily available CRA product, HASTELLOY B-3, HASTELLOY G-35 and HASTELLOY C-22, are expected to contribute to improving activity in this market.

Net revenues from the chemical processing market in fiscal 2003 represented our lowest levels in the previous five fiscal years. Net revenues from this market have increased steadily since fiscal 2003. In fiscal 2006, our net revenues in the chemical processing market increased by 69.7% from those in fiscal 2005. In fiscal 2006, the number of pounds shipped to customers in the chemical processing market increased 29.7% as compared to fiscal 2005, primarily as a result of improved market conditions. Average selling price per pound in this market increased 30.9% compared to fiscal 2005, due primarily to an improved product mix which included a higher percentage of proprietary alloys and the effect of higher raw material costs.

Land-based gas turbines.   We have leveraged our metallurgical expertise to develop land-based gas turbine applications for alloys we have historically sold to the aerospace market. Land-based gas turbines are favored in electric generating facilities due to low capital cost at installation, low cycle installation time, flexibility in use of alternative fuels, and fewer SO2 emissions than traditional fossil fuel-fired facilities. In addition to power generation, land-based gas turbines are required as mechanical drivers primarily for production and transportation of oil and gas, as well as emerging applications in commercial marine propulsion and micro turbines for standby or emergency power systems. We believe these factors have historically been primarily responsible for creating demand for our products in the land-based gas turbine market.

We believe growth in this market will continue as long as global demand for increase in power generation capacity remains strong. With the opening of sales centers in China and India in fiscal 2005, we believe we are well-positioned to take advantage of the growth in those areas of demand for power generation.

Prior to the enactment of the Clean Air Act, land-based gas turbines were used primarily to satisfy peak power requirements. We believe that land-based gas turbines are a clean, low-cost alternative to fossil fuel-fired electric generating facilities. In the early 1990’s when Phase I of the Clean Air Act was being implemented, selection of land-based gas turbines to satisfy electric utilities’ demand helped to establish this power source. We believe that the mandated Phase II of the Clean Air Act and certain advantages of land-based gas turbines compared to coal-fired generating plants will further contribute to demand for our products over the next three to five years.

Beginning in fiscal 2002, there was a decline in the land-based gas turbine market as a result of both the general economic slowdown and the energy crisis precipitated by the Enron bankruptcy. In that year, land-based gas turbine projects which were in progress were completed; however, projects not yet started were put on hold and new projects were not initiated. Since that time, there has been a significant improvement in the market. Specifically, starting in the last half of fiscal 2003, several projects put on hold were restarted and new projects were initiated, which contributed to the significantly improved performance in this market beginning in fiscal 2004. In fiscal 2006, shipments of our products to the land-based gas turbine market increased from those in fiscal 2005 due to a continued increase in demand for maintenance and repair parts for gas turbines. Net revenues from products sold to the land-based gas turbine market increased 16.2% in fiscal 2006 as compared to fiscal 2005, due to a 1.8% increase in the number of pounds shipped and a 14.2% increase in average selling price per pound which reflects generally improved product pricing as a result of market demand, increasing levels of maintenance and repair business and higher raw material costs.

Other markets and other revenues. In addition to the markets described above, we also target a variety of other markets. Representative markets served in fiscal 2006 include flue gas desulphurization (FGD), waste incineration, industrial heat-treating, automotive, medical, and oil and gas. The Clean Air Act and comparable legislation in Europe and Asia, which create regulatory imperatives requiring the reduction of sulfur emissions, are the primary factor in determining the demand for high-performance alloys in the FGD market. The automotive and industrial heat-treating markets are highly cyclical and very competitive. Opportunities continue to exist, however, in the automotive market due to new safety-related technology, higher operating temperatures, engine control systems, and emission control systems. Also, increasing requirements for improved materials performance in industrial heating are expected to increase demand for our products. Our participation in the oil and gas market consists primarily of providing tubular goods for sour gas production.

Waste incineration presents opportunities for the use of our alloys to reduce the use of landfill space and to respond to government concerns over land disposal of waste, pollution, chemical weapon stockpiles, and chemical and nuclear waste handling. Markets capable of providing growth are being driven by increasing performance, reliability and service life requirements for products used in these markets, which could provide further applications of our products.

In connection with our acquisition of assets of Branford Wire in the first quarter of fiscal 2005, we acquired a facility that manufactured both stainless steel wire and high-performance alloy wire. We continue to produce stainless steel wire at the Branford facility. The high-performance alloy wire produced is reflected within the appropriate category where the wire is sold. For example, high-performance alloy wire produced for use in the chemical processing market is reflected in that category. The stainless steel wire is reflected in the “Other Markets” category and reduced the average selling price per pound within that category on a comparative basis. Our strategy is to reduce production of stainless steel wire and increase production of high-performance alloy wire due to higher margins obtained from high-performance alloy wire. During fiscal 2006, this category included $15.1 million of net revenue, which represented 3.2 million pounds of stainless steel wire product, as a result of the Branford Wire acquisition, as compared to $15.8 million of net revenue and 4.7 million pounds of stainless steel wire product in fiscal 2005.

In fiscal 2006, net revenues from products sold in the “Other Markets” category increased by 5.9% when compared to fiscal 2005, primarily as a result of improving market demand and passing through higher raw material and energy costs.

In fiscal 2006, net revenues from our products in the “Other Revenues” category increased by 104.2% when compared to those in fiscal 2005 primarily due to toll conversion income and scrap sales.

Impact of fresh start reporting on cost of sales

Upon implementation of the plan of reorganization, we adopted fresh start reporting in accordance with SOP 90-7. Under fresh start reporting, the reorganization value is allocated to our net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Standards No. 141, Business Combinations (“SFAS No. 141”).

Our operating income was reduced by the recognition of the fair market value adjustments to our assets required by the adoption of fresh start reporting. Cost of sales included $5.5 million, $30.2 million and $4.8 million of these costs in the one month period ended September 30, 2004 and the years ended September 30, 2005 and 2006, respectively. See Notes 1 and 2 to the consolidated financial statements included elsewhere in this prospectus for more information.

The fair market value adjustments to the historical basis of assets are being recognized as follows (dollars in thousands):

	Fair value adjustment	Recognition period	Expense recognized from September 1 to September 30, 2004(1)	Expense recognized from October 1, 2004 to September 30, 2005(1)	Expense recognized from October 1, 2005 to September 30, 2006(1)
Goodwill(2)(3)	$42,265	N/A	$—	$—	$—
Inventory(4)	30,497	6 months	5,083	25,414	—
Machinery and equipment	41,628	14 years	245	2,974	3,124
Buildings	(859)	12 years	(6)	(72)	(72)
Land	41	N/A	—	—	—
Trademarks(3)	3,800	N/A	—	—	—
Patents	8,667	2 to 14 years	164	1,886	1,750
			$5,486	$30,202	$4,802

(1)               Non-cash expenses for inventory, machinery and equipment, buildings and patents are reflected in cost of goods sold.

(2)               Goodwill increased by $1,912 due to the finalization of pre-emergence tax returns, which affected net operating loss carry forwards.

(3)               Under applicable accounting rules, goodwill and trademarks are not amortized but are assessed to determine impairment at least annually.

(4)               Recognition period represents estimated length of time for one complete inventory turn.

Results of operations

The following table is presented for comparative purposes.

	Predecessor	Successor
(in thousands, except share and	Eleven months ended August 31,	One month ended September 30,	Pro forma combined year ended September 30,	Year ended September 30,
per share information)	2004	2004(1)	2004(2)	2005	2006(1)
Statement of operations data:
Net revenues	$209,103	$24,391	$233,494	$324,989	$434,405
Cost of sales(3)	171,652	26,136	202,221	288,669	325,573
Selling, general and administrative expense	24,038	2,658	28,052	32,963	40,296
Research and technical expense	2,286	226	2,512	2,621	2,659
Restructuring and other charges(4)	4,027	429	4,456	628	—
Operating income (loss)	7,100	(5,058)	(3,747)	108	65,877
Interest expense, net	13,929	348	4,914	6,353	8,024
Reorganization items(5)	(177,653)	—	—	—	—
Provision (benefit) for income taxes	90	(1,760)	(3,291)	(2,111)	22,313
Net income (loss)	$170,734	$(3,646)	$(5,370)	$(4,134)	$35,540
Net income (loss) per share:
Basic	$1,707,340	$(0.36)	$(0.54)	$(0.41)	$3.55
Diluted	$1,707,340	$(0.36)	$(0.54)	$(0.41)	$3.46
Weighted average shares outstanding:
Basic	100	10,000,000	10,000,000	10,000,000	10,000,000
Diluted	100	10,000,000	10,000,000	10,000,000	10,270,642

(1)               As of August 31, 2004, the effective date of the plan of reorganization, Haynes adopted fresh start reporting for its financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, the historical financial information for periods after August 31, 2004 is not comparable to periods before September 1, 2004. For more information see “The reorganization” and “Pro forma financial information.”

(2)               This information was derived from and should be read in conjunction with “—Pro forma financial information.”

(3)               As part of fresh start accounting, inventory was increased by approximately $30.5 million to reflect its fair value at August 31, 2004. The fair value adjustment was recognized ratably in cost of sales as inventory was sold and was fully recognized by the end of the second quarter of fiscal 2005. Cost of sales for the one-month period ended September 30, 2004 and the year ended September 30, 2005 include non-cash charges of $5.1 million and $25.4 million, respectively, for this fair value adjustment.

(4)               Consists primarily of professional fees and credit facility fees related to the restructuring and refinancing activities.

(5)               During fiscal 2004, Haynes recognized approximately $177.7 million in reorganization items of which approximately $7.3 million were expenses relating to professional fees, amendment fees, travel expenses, directors’ fees, write offs of bond discount and debt issuance costs, and other expenses, and approximately $185.0 million was income relating to the gain on cancellation of 11⅝% senior notes due September 1, 2004 and fresh start reporting adjustments as a result of the reorganization. See Note 8 to the consolidated financial statements included elsewhere in this prospectus for more information.

The following table sets forth, for the periods indicated, consolidated statement of operations data as a percentage of net revenues:

	Predecessor	Successor
	Eleven months ended August 31,	One month ended September 30,	Pro forma combined year ended September 30,	Year ended September 30,
	2004	2004(1)	2004(2)	2005(1)	2006(1)
Statement of operations data:
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	82.1	107.2	86.6	88.8	74.9
Selling, general and administrative expense	11.5	10.9	12.0	10.1	9.3
Research and technical expense	1.1	0.9	1.1	0.8	0.6
Restructuring and other charges	1.9	1.7	1.9	0.2	—
Operating income (loss)	3.4	(20.7)	(1.6)	0.1	15.2
Interest expense, net	6.7	1.5	2.1	2.0	1.8
Reorganization items	(85.0)	—	—	—	—
Provision (benefit) for income taxes	—	(7.2)	(1.4)	(0.6)	5.1
Net income (loss)	81.7%	(15.0)%	(2.3)%	(1.3)%	8.3%

(1)               As of August 31, 2004, the effective date of the plan of reorganization, Haynes adopted fresh start reporting for its financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, the historical financial information for periods after August 31, 2004 is not comparable to periods before September 1, 2004. For more information see “The reorganization” and “—Pro forma financial information.”

(2)               This information was derived from and should be read in conjunction with “—Pro forma financial information.”

Year ended September 30, 2006 compared to year ended September 30, 2005

Net revenues. Net revenues increased by $109.4 million, or 33.7%, to $434.4 million in fiscal 2006 from $325.0 million in fiscal 2005. Volume increased by 3.4% to 21.6 million pounds in fiscal 2006 from 20.9 million pounds in fiscal 2005. Volume of high-performance alloys increased by 12.9% to 18.4 million pounds in fiscal 2006 as compared to 16.3 million pounds in fiscal 2005. Volume of stainless steel wire decreased by 31.9% to 3.2 million pounds in fiscal 2006 as compared to 4.7 million pounds in fiscal 2005 as a result of our strategy to reduce production of stainless steel wire and increase production of high-performance alloy wire due to higher margins obtained from high-performance alloy wire. The average selling price per pound increased by 29.2% to $20.07 per pound in fiscal 2006 from $15.53 per pound in fiscal 2005 due primarily to improved market demand and passing through higher raw material prices. Our backlog increased by $18.5 million, or 9.8%, to $206.9 million at September 30, 2006 from $188.4 million at September 30, 2005. We expect the demand for high-performance alloys to be positively driven by the continuation of favorable trends in the aerospace markets, chemical processing facility construction and maintenance and the energy construction business. These favorable market trends reflect the anticipated growth in the emerging economies of Asia.

Sales to the aerospace market increased by 31.5% to $165.8 million in fiscal 2006 from $126.1 million in fiscal 2005, due to a 12.8% increase in the average selling price per pound combined with a 16.6% increase in volume. The increase in the average selling price per pound is due to improved market demand, a product mix that includes a higher percentage of specialty alloy products and forms with a higher value and average selling price when compared to the product mix sold in fiscal 2005, and the effect of passing through higher raw material and energy costs. In addition, as a result of our recent capital improvements, we has been able to increase production of these higher valued alloys, allowing us to take advantage of the increased demand and step up marketing efforts related to these alloys. We believe sales have also increased as a result of a shift in demand by major aerospace fabricators away from large, mill-direct orders toward smaller, more frequent orders from value-added service centers, such as we can provide.

Sales to the chemical processing market increased by 69.7% to $129.4 million in fiscal 2006 from $76.2 million in fiscal 2005, due to a 30.9% increase in the average selling price per pound combined with a 29.7% increase in volume. The increase in the average selling price per pound is due to improved market demand, a change in product mix to higher valued specialty alloys and forms, and the effect of passing through higher raw material and energy costs. We believe that construction of new chemical processing facilities in China has contributed to volume improvement in this market. We believe that product mix has improved as a result of the generally improved economy which has increased the willingness of our customers to invest in products that are more expensive initially, but that are longer-lived and require less maintenance and replacement expense in the future. In addition, as a result of our recent capital improvements, we have been able to increase production of these higher-valued alloys, allowing us to take advantage of the increased demand and step up marketing efforts related to these alloys.

Sales to the land-based gas turbine market increased by 16.2% to $77.9 million for fiscal 2006 from $67.1 million in fiscal 2005, due to an increase of 16.3% in the average selling price per pound. The volume for the land-based gas turbine market on a year-to-year basis is essentially flat, increasing by 1.8%. However, starting with the third quarter of fiscal 2005, volume has increased every quarter, with volume in the fourth quarter of fiscal 2006 reaching almost 1.5 million pounds. Both total volume and ingot volume for this market can fluctuate due, at least in part, to ingot sales, which are influenced based on original equipment manufacturing (or OEM) projects. The overall volume in this market between fiscal 2005 and fiscal 2006 reflects ingot pounds which increased by approximately 34% and an equivalent decrease in the aggregate sheet and plate volumes. This change in product mix from year-to-year is representative of increased OEM business. The average selling price increased for all forms within this market on a year-to-year basis. However, the ingot product form comprised a larger percentage of the total mix in fiscal 2006 versus fiscal 2005 and, because ingots sell at a lower average selling price than the other forms, the effect is to mute the increase in average selling price. The other forms average selling price for this market increased almost 24% between periods. We believe sales have increased due to higher demand from power generation, oil and gas production, and alternative power systems applications.

Sales to other markets increased by 5.9% to $56.4 million in fiscal 2006 from $53.2 million in fiscal 2005, due to a 39.6% increase in average selling price per pound, which was partially offset by a 24.2% decrease in volume. The selling price increase is related to improving market demand and passing through higher raw material and energy costs compared to fiscal 2005. The primary reason for the overall reduction in volume was a decrease in the volume of stainless steel wire in fiscal 2006 compared to fiscal 2005 as a result of our strategy to reduce production of stainless steel wire.

Other revenue.   Other revenue increased by 106.6% to $4.9 million in fiscal 2006 from $2.4 million for fiscal 2005. The increase is due to higher activity in toll conversion revenue, scrap sales and miscellaneous sales.

Cost of sales.   Cost of sales as a percentage of net revenues decreased to 74.9% in fiscal 2006 from 88.8% in fiscal 2005. This decrease can be attributed to a combination of the following factors:

•       a $25.4 million decrease of non-cash amortization of fresh start fair value adjustment to $4.8 million in fiscal 2006 from $30.2 million in fiscal 2005,

•       improved product pricing,

•       overall improvement in volume, resulting in the increased absorption of fixed manufacturing costs, and

•       reductions in manufacturing cost gained from the capital improvements program.

These positive factors were partially offset by higher raw material and energy costs. Our energy costs increased by $5.1 million in fiscal 2006 compared to fiscal 2005, primarily due to rising natural gas prices and higher usage. Higher raw material costs as represented by the significant increase year-to-year in the cost of nickel, which makes up approximately 51% of our raw material costs. As reported by the London Metals Exchange, the average price per pound for 30-day cash buyers for nickel at September 30, 2006 was $13.67 compared to $6.45 at September 30, 2005.

Selling, general and administrative expense.   Selling, general and administrative expense increased by $7.3 million to approximately $40.3 million in fiscal 2006 from $33.0 million in fiscal 2005. In fiscal 2005, gross selling, general and administrative expense was reduced by a one-time gain of $2.1 million recognized from the sale of land and building at our Openshaw, England facility. The remaining $5.2 million increase in selling, general and administrative expenses was due to a combination of the following factors:

•       increased cost of $3.0 million from growth in foreign operations and higher overall business activity,

•       an increase of $1.5 million from higher employee compensation cost for stock options,

•       an increase of $1.0 million for payments made under the management incentive plan, and

•       an increase of $1.1 million related to our evaluation of strategic alternatives.

These increases were partially offset by a decrease from fiscal 2005 of $0.6 million of consulting costs related to compliance with the provisions of the Sarbanes-Oxley Act of 2002 and a decrease of $0.8 million for the preparation and filing of a registration statement with the Securities and Exchange Commission. Selling, general and administrative expense as a percentage of net revenues decreased to 9.3% in fiscal 2006 compared to 10.1% for fiscal 2005 due primarily to the increased level of net revenues.

Research and technical expense.   Research and technical expense remained relatively flat at $2.7 million, or 0.6% of net revenues, in fiscal 2006 compared to $2.6 million, or 0.8% of net revenues, in fiscal 2005.

Restructuring and other charges.   During fiscal 2005, Haynes incurred $0.6 million of professional fees in connection with the completion of the U.S. operations’ filing for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. There was no corresponding expense for fiscal 2006.

Operating income.   As a result of the above factors, operating income in fiscal 2006 was $65.9 million compared to $0.1 million in fiscal 2005.

Interest expense.   Interest expense increased by $1.7 million to $8.1 million in fiscal 2006 from $6.4 million for fiscal 2005. The increase is due to higher aggregate borrowings on our revolving credit facility and higher interest rates partially offset by interest capitalized on long-term capital projects.

Income taxes.   Income taxes increased to an expense of $22.3 million in fiscal 2006 from a benefit of $2.1 million in fiscal 2005. The effective tax rate for fiscal 2006 was 38.6% compared to a tax benefit of 33.8% in fiscal 2005. The increase in effective tax rate is primarily attributable to more taxable income in the United States at a higher tax rate as compared to foreign taxable income at the lower tax rate.

Net income.   As a result of the above factors, net income increased by $39.6 million to $35.5 million in fiscal 2006 compared to net loss of $(4.1) million in fiscal 2005.

Year ended September 30, 2005 compared to year ended September 30, 2004 pro forma

The following discussion provides a comparison of the results of operations for the year ended September 30, 2005 and that of the year ended September 30, 2004 on a pro forma basis. The discussion is provided for comparative purposes only, but the value of such comparison may be limited. For more information see “The reorganization,” “—Pro forma financial information” and “—Impact of fresh start reporting on cost of sales.”

Net revenues.   Net revenues increased by approximately $91.5 million or 39.2% to approximately $325.0 million in fiscal 2005 from approximately $233.5 million in fiscal 2004 on a pro forma basis. Volume increased 39.3% to approximately 20.9 million pounds in fiscal 2005 from approximately 15.0 million pounds in fiscal 2004 on a pro forma basis. The average selling price per pound decreased 0.2% to $15.42 per pound in fiscal 2005 from $15.45 per pound in fiscal 2004 on a pro forma basis. Raw material increases resulted in increases to average selling price, but were more than fully offset by the inclusion of stainless steel wire. As discussed under “—Overview of markets,” the reduction in average selling price is due to the inclusion of stainless steel wire of $15.8 million in net revenue and 4.8 million pounds that is not included in the comparable period in fiscal 2004 on a pro forma basis. High-performance alloy volume increased 1.2 million pounds or 8.0%. Our backlog increased by approximately $94.9 million or 101.5% to approximately $188.4 million at September 30, 2005 from approximately $93.5 million at September 30, 2004. Order entry increased by $128.8 million or 46.8% for fiscal 2005, as compared to fiscal 2004 on a pro forma basis.

Sales to the aerospace market increased by 28.5% to approximately $126.1 million in fiscal 2005 from approximately $98.1 million on a pro forma basis for the same period a year earlier. The improvement can be attributed to an increase in the average selling price per pound, which is due to a generally improved market pricing structure, reflecting the higher raw material costs and improved market demand. Additionally, a greater proportion of the volume sold was higher-priced specialty alloys and titanium tubulars as compared to the lower-priced nickel-base alloy product forms sold in the same period a year earlier.

Sales to the chemical processing market increased by 24.1% to approximately $76.2 million in fiscal 2005 from approximately $61.4 million on a pro forma basis for the same period a year earlier due to the combined effects of a 35.7% increase in the average selling price per pound, which was partly offset by a 9.5% decrease in volume. The volume decrease is attributable to our emphasis on more specialty higher-margin product, versus large-project lower-margin commodity grades. The significant increase in the average selling price is due to improved market prices as a result of generally higher raw material costs, and to improving demand in the marketplace for high-end specialty products and improved product mix.

Sales to the land-based gas turbine market increased by 63.3% to approximately $67.1 million in fiscal 2005 from approximately $41.1 million on a pro forma basis for the same period a year earlier, due to an increase in volume of 34.3% and a 21.4% increase in the average selling price per pound. The increase in volume was mainly due to improved global sales of proprietary alloy round products and specialty alloy flat products to domestic fabricators to support the growing demand of the gas turbine manufacturers. The increase in the average selling price is attributed to improved market prices as a result of generally higher raw material costs and improving market demand.

Sales to other markets increased by 71.1% to approximately $53.2 million in fiscal 2005 from approximately $31.1 million on a pro forma basis for the same period a year earlier. The volume and revenue in this category increased during this time period as compared to the same period a year earlier due to the inclusion of the stainless steel wire business and higher selling prices due to increased raw material costs. For fiscal 2005, the “Other Markets” category includes $15.8 million in net revenue and 4.7 million pounds of stainless steel wire as a result of the Branford Wire acquisition, which were not included in the same period of the prior year.

Cost of sales.   Cost of sales as a percent of net revenues increased to 88.8% in fiscal 2005 from 86.6% in fiscal 2004 on a pro forma basis. The increasing percentage of cost of sales as compared to net revenue can be attributed primarily to the non-cash amortization of fresh start fair value adjustments. Improved product pricing and greatly improved volume (which improved absorption of fixed manufacturing costs) were partially offset by unplanned equipment downtime and higher raw material and energy costs between comparable periods. Specifically, the fourth quarter of fiscal 2005 was impacted by unplanned equipment outages costing approximately $3.0 million, which increased cost of sales by approximately 1% for the fiscal year.

Selling, general and administrative expense.   Selling, general and administrative expense increased by approximately $4.9 million to approximately $33.0 million for fiscal 2005 from approximately $28.1 million for fiscal 2004 on a pro forma basis. The increase in selling, general and administrative expense was due to higher non-recurring professional fees of $1.2 million for preparation and filing of a registration statement with the Securities and Exchange Commission; $1.1 million related to professional and consulting fees for readiness compliance with the Sarbanes Oxley Act of 2002; $1.1 million in higher sales commission expense due to increased sales levels; $1.2 million in selling, general and administrative expense related to the Branford

Wire acquisition and $2.4 million in higher costs associated with a higher level of business activity, increased head count required for restoration to proper service levels previously eliminated in market downturns and growth in foreign entities. These increases were partially offset by the gain on sale of land and buildings at our Openshaw, England facility of $2.1 million. Selling, general and administrative expenses as a percentage of net revenues decreased to 10.1% in fiscal 2005 compared to 12.0% in fiscal 2004 on a pro forma basis.

Research and technical expense.   Research and technical expense remained relatively flat at $2.6 million or 0.8% of net revenues in fiscal 2005 compared to 1.1% of net revenues in fiscal 2004 on a pro forma basis.

Restructuring and other charges.   During fiscal 2005, Haynes incurred approximately $0.6 million of professional fees in connection with the completion of the U.S. operations’ filing for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. Corresponding expense for fiscal 2004 on a pro forma basis was $4.5 million.

Operating income (loss).   As a result of the above factors, operating income for fiscal 2005 was approximately $0.1 million compared to an operating loss of approximately $(3.7) million for fiscal 2004 on a pro forma basis.

Interest expense.   Interest expense increased by approximately $1.5 million to approximately $6.4 million for fiscal 2005 from approximately $4.9 million for fiscal 2004 on a pro forma basis. The $4.9 million of interest expense in fiscal 2004 on a pro forma basis consisted of $1.1 million in non-recurring fees and expenses related to the revolving credit facility put in place upon our emergence from bankruptcy and $3.8 million in interest expense related to our outstanding balances under our credit agreement. Our interest expense increase for fiscal 2005 was due to a higher outstanding balance on our revolving credit facility primarily resulting from high sales growth and increasing raw material cost. Interest expense of approximately $16.3 million in prior years does not exist in fiscal 2005 as the 11 5/8% senior notes were discharged in connection with our emergence from bankruptcy. This discussion does not reflect the elimination of interest on the notes when comparing fiscal 2004 on a pro forma basis to fiscal 2005.

Income taxes.   The income tax benefit decreased by approximately $1.2 million to approximately $2.1 million for fiscal 2005 from approximately $3.3 million for fiscal 2004 on a pro forma basis. The effective tax rate was 33.8% for fiscal 2005 compared to 38.0% for fiscal 2004 on a pro forma basis. This decrease is primarily attributable to foreign rate differentials and non deductible restructuring and SEC filing costs.

Net loss.   As a result of the above factors, the net loss was approximately $(4.1) million for fiscal 2005 compared to the net loss of approximately $(5.4) million for fiscal 2004 on a pro forma basis.

Eleven months ended August 31, 2004 and one month ended September 30, 2004

Other items impacting the predecessor eleven months ended August 31, 2004 or the successor one month period ended September 30, 2004 are discussed below.

Reorganization items.   During the eleven months ended August 31, 2004, Haynes incurred approximately $177.7 million in reorganization items, of which $7.3 million was expense relating to professional fees, contract amendment fees, travel expenses, directors’ fees, and write offs of bond discount and debt issuance costs, and $185.0 million was income relating to the gain on cancellation of the 11 5/8% senior notes due September 1, 2004, fresh start accounting adjustments, and fair value adjustments required as a result of the filing of a petition for reorganization relief pursuant to the Chapter 11 of the U.S. Bankruptcy Code and related emergence from bankruptcy.

Interest expense.   Haynes recorded $14.0 million of interest expense during the eleven months ended August 31, 2004. Pursuant to SOP 90-7, $6.9 million of interest expense on the 11 5/8% senior notes due September 1, 2004 was not recorded because payment was not expected to occur.

Income taxes.   The income tax expense for the eleven months ended August 31, 2004, was minimal due to the tax treatment for the various items related to our emergence from bankruptcy and the application of fresh start reporting. Haynes recorded income tax expense based upon the U.S. statutory rate adjusted for forgiveness of debt income, fresh start accounting adjustments, non-deductible restructuring costs, foreign tax rate differentials, and state income taxes.

Liquidity and capital resources

Comparative cash flow analysis

The following analysis provides a comparison of cash flow for the years ended September 30, 2006, 2005 and 2004 (on a combined basis for the predecessor company and the successor company).

During fiscal 2006 and fiscal 2005, our primary sources of cash were borrowings under our revolving credit facility with a group of lenders led by Wachovia Capital Finance Corporation (Central) (described below) and cash from operations. Historically issuing debt securities was a source of cash. At September 30, 2006, Haynes had cash and cash equivalents of approximately $6.2 million compared to cash and cash equivalents of approximately $2.9 million at September 30, 2005.

Net cash provided in operating activities was $0.3 million in fiscal 2006, as compared to cash used of $4.8 million in fiscal 2005. At September 30, 2006, inventory balances were approximately $30.1 million higher than fiscal 2005 year end balances, as a result of the continued increase in the costs of the raw materials (nickel, molybdenum and cobalt), and a higher level of inventory required to be maintained to support the increased level of sales. The increased level of sales also resulted in increased accounts receivable of $18.1 million at September 30, 2006 compared to September 30, 2005. Net cash used in investing activities was $10.6 million in 2006, primarily as a result of our continuing capital expenditure program. Net cash used in operating and investing activities in fiscal 2006 was funded by cash from financing activities, primarily borrowings of $12.4 million on our revolving credit facility.

Net cash used in operating activities was $4.8 million in fiscal 2005, as compared to $23.9 million in fiscal 2004. At September 30, 2005, inventory balances, including the effects of the Branford

Wire acquisition, were approximately $14.2 million higher than fiscal 2004 year end balances, as a result of our $42.5 million net cash investment in inventory during the period, which was offset by $25.4 million of non-cash fresh start accounting adjustments to inventory required by SOP 90-7 upon our emergence from bankruptcy recognized as expense during the period. The amount of our net cash investment in inventory was affected by rising costs of the raw materials nickel, molybdenum and cobalt, and a higher level of inventory required to be maintained to support the increased level of sales. The increase in cash used in operating activities was partially offset by an increase in accounts payable of approximately $10.4 million due to the increasing cost of raw materials and the rising level of sales activity. Net cash used in investing activities in fiscal 2005 was $14.7 million, which includes capital expenditures of $9.0 million and $8.3 million for the Branford Wire acquisition (which includes $2.6 million for property, plant and equipment), partially offset by proceeds from sales of property of $2.3 million. In fiscal 2005, net cash used in operating and investing activities was funded by cash from financing activities, primarily borrowings of $22.0 million on our revolving credit facility.

Net cash used in operating activities in fiscal 2004 was approximately $23.9 million, as compared to net cash used in operating activities of approximately $8.0 million in fiscal 2003. The increase in net cash used in operating activities in fiscal 2004 was the result of increased sales activity which resulted in increased accounts receivable balances and increased investments in inventory to support the higher sales levels. Accounts receivable increased from $35.3 million at September 30, 2003 to $54.4 million at September 30, 2004, and inventories increased from $85.8 million at September 30, 2003 to $130.8 million at September 30, 2004. Approximately $25.4 million of the inventory increase is attributable to the non-cash fresh start accounting adjustments required by SOP 90-7 upon emergence from bankruptcy. Higher inventory requirements at higher raw material costs, particularly the cost of nickel, were responsible for the remainder of the increase in inventory balances. The increase in accounts receivable and inventories was partially offset by an increase in accounts payable from $23.2 million at September 30, 2003 to $34.2 million at September 30, 2004 due primarily to rising costs of raw materials and a higher level of inventory due to increasing levels of business.

Future sources of liquidity

Our sources of cash in fiscal 2007 are expected to consist primarily of cash generated from operations and cash on hand, borrowings under both the U.S. revolving credit facility and the U.K. revolving credit facility (described below), the after-tax proceeds, net of expenses, of the $50.0 million up-front payment received from Titanium Metals Corporation, or TIMET, in the first quarter of fiscal 2007 (for more information see “Business—Agreement with Titanium Metals Corporation”), and the net proceeds of this offering. The U.S. revolving credit facility and the U.K. revolving credit facility combine to provide borrowings in a maximum amount of $145.0 million, subject to a borrowing base formula and certain reserves. At September 30, 2006, Haynes had access to a total of approximately $29.5 million ($21.3 million in the United States and $8.2 million in the U.K.) under both revolving credit facilities (subject to borrowing base and certain reserves) and cash of approximately $6.2 million. We believe that the resources described above will be sufficient to fund planned capital expenditures and working capital requirements over the next twelve months, although there can be no assurance that this will be the case.

U.S. revolving credit facility.   The U.S. revolving credit facility provides for revolving loans in a maximum amount of $130.0 million. Borrowings under this revolving credit facility bear interest at either Wachovia Bank, National Association’s “prime rate,” plus up to 1.5% per annum, or the adjusted Eurodollar rate used by the lender, plus up to 3.0% per annum, at our option. As of September 30, 2006, the revolving credit facility had an outstanding balance of $112.8 million and bore interest at a weighted average interest rate of 7.32%. In addition, Haynes must pay monthly in arrears a commitment fee of 0.375% per annum on the unused amount of the U.S. revolving credit facility total commitment. For letters of credit, Haynes must pay 2.5% per annum on the daily outstanding balance of all issued letters of credit, plus customary fees for issuance, amendments, and processing. We are subject to certain covenants as to EBITDA and fixed charge coverage ratios and other customary covenants, including covenants restricting the incurrence of indebtedness, the granting of liens, the sale of assets and the declaration of dividends and other distributions on our capital stock. As of September 30, 2006, the most recent required measurement date under the agreement documentation, we were in compliance with these covenants. The U.S. revolving credit facility matures on April 12, 2009. Borrowings under this revolving credit facility are collateralized by a pledge of substantially all of the U.S. assets of Haynes, with the exception of the four-high Steckel rolling mill and related assets, which are pledged to TIMET.

U.K. revolving credit facility.   Our U.K. subsidiary, Haynes U.K., has entered into an agreement with a U.K.-based lender providing for a $15.0 million revolving credit facility maturing on April 2, 2007. We are expecting to renew this facility or replace the facility with one of similar availability. Haynes U.K. is required to pay interest on loans made under the revolving credit facility in an amount equal to LIBOR (as calculated in accordance with the terms of the revolving credit facility), plus 3% per annum. As of September 30, 2006, the revolving credit facility had an outstanding balance of $4.0 million and bore interest at a weighted average interest rate of 8.34%. Availability under this revolving credit facility is limited by the receivables available for sale to the lender, the net of stock and inventory and certain reserves established by the lender in accordance with the terms of the revolving credit facility. Haynes U.K. must meet certain financial covenants relating to tangible net worth and cash flow. As of September 30, 2006, the most recent measurement date required under the revolving credit facility, Haynes U.K. was in compliance with these covenants. The revolving credit facility is secured by a pledge of substantially all of the assets of Haynes U.K.

Future uses of liquidity

Our primary uses of cash over the next twelve months are expected to consist of expenditures related to:

•       increasing levels of working capital due to increased levels of operations and rising raw material cost;

•       capital spending to improve reliability and performance of the equipment;

•       reduction of debt;

•       pension plan funding;

•       income tax payments, including obligations associated with the TIMET conversion agreement; and

•       interest payments on outstanding indebtedness.

Planned fiscal 2007 capital spending is targeted at $13.0 million. The main projects for fiscal 2007 include the completion of the projects already started related to the electroslag remelt equipment, rolling mills and the upgrade of the annealing equipment at the Kokomo, Indiana facility. We believe that the completion of these capital projects and the related improvement in the reliability and performance of the equipment will have a positive effect on our profitability and working capital management. Planned downtime is scheduled for fiscal 2007 to implement these capital improvements.

We are also evaluating the desirability of possible additional capital expansion projects to capitalize on current market opportunities. Additionally, acceleration of future capital spending beyond what is currently planned may occur in order to accelerate the realization of the benefits such as improved working capital management, reduced manufacturing cost and increased capacity. Consideration will also be given to potential acquisitions similar to the Branford Wire acquisition which complement our product line, reduce production costs and increase capacity.

Contractual obligations

The following table sets forth our contractual obligations for the periods indicated, as of September 30, 2006:

	Payments due by period
(in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Debt obligations (including interest)(1)	$141,253	$9,082	$132,171	$—	$—
Operating lease obligations	9,201	3,201	4,890	1,110	—
Raw material contracts	173,094	94,018	79,076	—	—
Mill supplies contracts	473	473	—	—	—
Capital projects	12,986	10,000	2,986	—	—
Pension plan(2)	3,134	3,134	—	—	—
Other postretirement benefits(3)	50,000	5,000	10,000	10,000	25,000
Non-compete obligations(4)	550	110	220	220	—
Total	$390,691	$125,018	$229,343	$11,330	$25,000

(1)               Interest is calculated annually using the principal balance and interest rates as of September 30, 2006.

(2)               Haynes has a current funding obligation to contribute $2.0 million to the domestic pension plan and all benefit payments under the domestic pension plan will come from the plan and not Haynes. Haynes expects its U.K. subsidiary to contribute $1.1 million in fiscal 2007 to the U.K. pension plan arising from an obligation in the U.K. revolving credit facility.

(3)               Represents expected postretirement benefits only.

(4)               Pursuant to an escrow agreement, as of April 11, 2005, Haynes established an escrow account to satisfy its obligation to make payments under a non compete agreement entered into as part of the Branford Wire acquisition. This amount is reported as restricted cash.

At September 30, 2006, Haynes also had $0.3 million outstanding under letters of credit. The letters of credit are outstanding primarily in connection with post-closure environmental assurance and building lease obligations.

Inflation

Historically, Haynes has had the ability to pass on to customers both increases in consumable costs and material costs because of the value-added contribution the material makes to the final product. However, there is no guarantee that Haynes will continue to be able to achieve this in the future.

Critical accounting policies and estimates

Overview

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, income taxes, assets, impairments and retirement benefits. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix and, in some cases, actuarial techniques, and various other factors that are believed to be reasonable under the circumstances. The results of this process form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Haynes constantly reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions.

Our accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this prospectus. Haynes has identified certain critical accounting policies, which are described below. The following listing of policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management’s judgment in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result.

Revenue recognition

Revenue is recognized when title passes to the customer which is generally at the time of shipment (F.O.B. shipping point or at a foreign port for certain export customers). Allowances for sales returns are recorded as a component of net revenues in the periods in which the related sales are recognized. Management determines this allowance based on historical experience and we have not had any history of returns that have exceeded our recorded allowances.

Pension and post-retirement benefits

Haynes has defined benefit pension and postretirement plans covering most of its current and former employees. Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets (if any), the discount rate used to value future payment streams, expected trends in health care costs, and other actuarial assumptions. Annually, Haynes evaluates the significant assumptions to be used to value its pension and postretirement plan assets and liabilities based on current market conditions and expectations of future costs. If actual results are less favorable than those projected by management, additional expense may be required in future periods. There were no changes to the terms of these benefits in connection with our emergence from bankruptcy.

We believe the expected rate of return on plan assets of 8.5% is a reasonable assumption based on our asset allocation of 65% equity, 32% fixed income and 3% real estate/other. Our assumption for expected rate of return for plan assets for equity, fixed income, and real estate/other are 10.25%, 5.5% and 8.5%, respectively. This position is supported through a review of investment criteria, and consideration of historical returns over a several year period.

Salaried employees hired after December 31, 2005 are not covered by the pension plan; however, they are eligible for an enhanced matching program of the defined contribution plan (401(k)).

Impairment of long-lived assets, goodwill and other intangible assets

Haynes reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Haynes reviews goodwill for impairment annually or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Recoverability of goodwill is measured by a comparison of the carrying value to the fair value of a reporting unit in which the goodwill resides. If the carrying amount of a reporting unit exceeds its fair value, an impairment charge is recognized to the extent that the implied fair value of the reporting unit’s goodwill exceeds its carrying value. The implied fair value of goodwill is the residual fair value, if any, after allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and all of the liabilities of the reporting unit. The fair value of reporting units is generally determined using a discounted cash flow approach. Assumptions and estimates with respect to estimated future cash flows used in the evaluation of long-lived assets and goodwill impairment are subject to a high degree of judgment and complexity. Haynes reviewed goodwill and trademarks for impairment as of August 31, 2006, and concluded no impairment adjustment was necessary. No events or circumstances have occurred that would indicate the carrying value of goodwill or trademarks may be impaired since its testing date.

Share-based compensation

Haynes had previously adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock Based Compensation. In connection with the plan of reorganization, the successor company has adopted a stock option plan for certain key management employees and non-employee directors pursuant to the terms set forth in the First Amended Joint Plan of Reorganization. Our stock option plans authorize the granting of non-qualified stock options to certain key employees and non-employee directors of Haynes to purchase up to 1,500,000 shares of our common stock.

In December 2004, SFAS No. 123(R), Share Based Payment, a replacement of SFAS No. 123, Accounting for Stock Based Compensation, and a rescission of APB Opinion No. 25, Accounting for Stock Issued to Employees, was issued. This statement requires compensation costs related to share based payment transactions to be recognized in the financial statements. The amount of compensation cost is measured based upon the grant date fair value. The fair value of the option grants is estimated on the date of grant using the Black Scholes option pricing model with assumptions on dividend yield, risk-free interest rate, expected volatilities, and expected lives of the options. Haynes implemented SFAS No. 123(R) on October 1, 2005 for all unvested options using the modified prospective method of adoption.

Income taxes

Haynes accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes (“SFAS No. 109”), which requires deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The determination of whether or not a valuation allowance is needed is based upon an evaluation of both positive and negative evidence and the expected reversal date of temporary differences to be deducted on future income tax returns. In its evaluation of the need for a valuation allowance, Haynes assesses prudent and feasible tax planning strategies and expected reversal dates. The ultimate amount of deferred tax assets realized could be different from those recorded, as influenced by potential changes in enacted tax laws and the availability of future taxable income.

Recently issued accounting pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measuring and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of our 2008 fiscal year. We are currently evaluating the impact, if any, that FIN 48 will have on our financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (SFAS 157). SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” The statement is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. We are required to adopt SFAS 157 beginning on October 1, 2008. We are currently evaluating the impact, if any, of SFAS 157 on our financial position, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability in its financial statements. In addition, disclosure requirements related to such plans are affected by SFAS 158. If SFAS 158 had been implemented in fiscal 2006, the estimated impact on our financial position would have been a reduction in pension and postretirement benefits liability of $5.2 million, an increase in stockholders’ equity accumulated other comprehensive income of $3.2 million, and a reduction of deferred tax asset of $2.0 million. Haynes will begin recognition of the funded status of its defined benefit pension and postretirement plans and will include the required disclosures under the provisions of SFAS 158 at the end of fiscal 2007. The adoption of SFAS 158 is not expected to impact our debt covenants or cash position or significantly affect the results of operations.

In June 2006, the EITF reached consensus on EITF 06-3, Disclosure Requirements for Taxes Assessed by a Government Authority on Revenue-Producing Transactions. EITF 06-3 requires disclosure of a company’s accounting policy with respect to presentation of taxes collected on a revenue producing transaction between a seller and a customer. For taxes that are reported on a gross basis (included in revenues and costs), EITF 06-3 also requires disclosure of the amount of taxes included in the financial statements. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. Haynes does not expect the adoption of EITF 06-3 to have a material impact on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for the first fiscal year ending after November 15, 2006, which will be our fiscal year ending September 30, 2007. The adoption of this statement is not expected to have a material impact on our financial position or results of operations.

In February 2006, the FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140 (SFAS 155), that allows a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. It also eliminates the exemption from applying Statement 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Haynes does not anticipate that the adoption of SFAS 155 will have an impact on our overall results of operations or financial position.

In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 (SFAS 156), that applies to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. Haynes does not anticipate that the adoption of SFAS 156 will have an impact on our overall results of operations or financial position.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Exchange Act rules 13a-15(f) and 15d-15(f)) for Haynes. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of The Treadway Commission. Based on our assessment, management has concluded that, as of September 30, 2006, our internal control over financial reporting is effective based on those criteria.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2006 has been audited by Deloitte and Touche LLP, our independent registered public accounting firm, and Deloitte & Touche has issued a report on our management’s assessment of our internal control over financial reporting.

Business

General

Haynes International, Inc. is one of the world’s largest producers of high-performance nickel- and cobalt-based alloys in sheet, coil and plate forms. We are focused on developing, manufacturing, marketing and distributing technologically advanced, high-performance alloys, which are used primarily in the aerospace, chemical processing and land-based gas turbine industries. Our products consist of high temperature resistant alloys, or HTA products, and corrosion resistant alloys, or CRA products. HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace industry, gas turbine engines used for power generation and waste incineration, and industrial heating equipment. CRA products are used in applications that require resistance to very corrosive media found in chemical processing, power plant emissions control and hazardous waste treatment. We believe we are one of four principal producers of high-performance alloy products in sheet, coil and plate forms, and sales of these forms, in the aggregate, represented approximately 64% of our net revenues in fiscal 2006. We also produce our products as seamless and welded tubulars, and in bar, billet and wire forms.

We have achieved our growth through a combination of capitalizing on the growth of our end markets, increasing value-added services provided to our customers, increasing our presence in international markets and, to a lesser extent, selected strategic initiatives such as our November 2004 acquisition of assets of Branford Wire. For fiscal 2006, our net revenue was $434.4 million, a 33.7% increase over fiscal 2005’s net revenue of $325.0 million. As of September 30, 2006, our backlog orders were approximately $206.9 million, compared to approximately $188.4 million as of September 30, 2005 and approximately $93.5 million as of September 30, 2004. See “Business—Backlog” for a description of how we calculate backlog.

We have manufacturing facilities in Kokomo, Indiana; Arcadia, Louisiana; and Mountain Home, North Carolina. The Kokomo and Arcadia facilities specialize in flat and tubular products, respectively, and the Mountain Home facility manufactures stainless steel and high-performance alloy wire. We sell our products primarily through our direct sales organization, which includes 11 service and/or sales centers in the United States, Europe, Asia and India. All of these centers are company-operated. In fiscal 2006, approximately 82% of our net revenues was generated by our direct sales organization, and the remaining 18% was generated by a network of independent distributors and sales agents who supplement our direct sales efforts in the United States, Europe and Asia, some of whom have been associated with our company for over 30 years.

The breadth and quality of our products, combined with our superior customer service delivered through our service and sales center network, have resulted in long-standing relationships with many of our customers. We have supplied high-performance alloys to our top 10 customers, based on fiscal 2006 sales, for an average of 20 years. We supply high-performance alloys that are used by a broad range of end use customers, including General Electric Co.; Pratt & Whitney; Rolls Royce plc; The Boeing Co.; SNECMA; E.I. DuPont de Nemours & Co.; The Dow Chemical Co.; Siemens Westinghouse; Solar Turbines, Inc.; British Petroleum p.l.c.; Celanese AG; and Eli Lilly and Co. None of these customers, or any of our other customers, accounted for more than 10% of our sales in fiscal 2006. Our top 20 customers accounted for approximately 38% of sales in fiscal 2006.

Our markets

We estimate that the global specialty alloy market, including stainless steels, general purpose nickel alloys and high-performance nickel- and cobalt-based alloys, represents total production volume of approximately 38.5 billion pounds per annum. Of this total market, we compete in the high-performance nickel- and cobalt-based alloy sector which we estimate to represent approximately 200 million pounds of production per annum. Given the technologically advanced nature of the products, strict requirements of the end users and higher-growth end markets, we believe the high-performance alloy sector provides greater growth potential, higher profit margins and greater means for service, product and price differentiation than stainless steels and general purpose nickel alloys. We expect growth in worldwide demand for high-performance alloys to increase significantly over the next ten years based upon increasing demand in the aerospace, chemical processing and land-based gas turbine markets. While stainless steel and general purpose nickel alloy is generally sold in bulk through third-party distributors our products are sold in smaller-sized orders which are customized and typically handled on a direct-to-customer basis. The high-performance alloy market demands diverse, specialty alloys suitable for use in precision manufacturing. We estimate that, due in part to the above factors, the average selling price per pound of high-performance alloy in 2006 was approximately $17.00, compared to approximately $2.50 for stainless steel and approximately $12.00 for general purpose nickel alloys.

Aerospace.   Haynes has manufactured HTA products for the aerospace market since the late 1930s, and has developed numerous proprietary alloys for this market. Customers in the aerospace market tend to be the most demanding with respect to meeting specifications within very low tolerances and achieving new product performance standards. Stringent safety standards and continuous efforts to reduce equipment weight require close coordination between Haynes and its customers in the selection and development of HTA products. As a result, sales to aerospace customers tend to be made through our direct sales force. Demand for our products in the aerospace industry is based on the new and replacement market for jet engines and the maintenance needs of operators of commercial and military aircraft. The hot sections of jet engines are subjected to substantial wear and tear and accordingly require periodic maintenance, replacement and overhaul. Haynes views the maintenance, replacement and overhaul business as an area of continuing growth, and expects the number of engines in service to increase significantly in the next ten to twenty years.

Chemicalprocessing.   The chemical processing market represents a large base of customers with diverse CRA applications driven by demand for key end use industries such as automobiles, housing, health care, agriculture and metals production. CRA products supplied by Haynes have been used in the chemical processing market since the early 1930s. Demand for our products in this market is driven by the level of maintenance, repair and expansion requirements of existing chemical processing facilities, as well as the construction of new facilities. We believe our extensive worldwide network of company-operated service and sales centers, as well as our network of independent distributors and sales agents who supplement our direct sales efforts in Europe and Asia, is a competitive advantage in marketing our CRA products in the chemical processing market.

Land-based gas turbines.   Demand for our products in this market is driven by the construction of cogeneration facilities such as base load for electric utilities or as backup sources to fossil fuel-

fired utilities during times of peak demand. Demand for our alloys in the land-based gas turbine market has also been driven by concerns regarding lowering emissions from generating facilities powered by fossil fuels. Land-based gas turbine generating facilities have gained acceptance as clean, low-cost alternatives to fossil fuel-fired electric generating facilities. Land-based gas turbines are also used in power barges with mobility and as temporary base-load-generating units for countries that have numerous islands and a large coastline. Further demand is generated in mechanical drive units used for oil and gas production and pipeline transportation, as well as microturbines that are used as back up sources of power generation for hospitals and shopping malls. We believe this will continue to be an area of growth for us as long as global demand for power generation capacity remains strong. In addition, with the opening of a service and sales center in China and a sales center in India in fiscal 2005, we are well-positioned to take advantage of the growth in those areas in demand for power generation.

Prior to the enactment of the Clean Air Act, land-based gas turbines were used primarily to satisfy peak power requirements. Haynes believes that land-based gas turbines are a clean, low-cost alternative to fossil fuel-fired electric generating facilities. In the early 1990’s when Phase I of the Clean Air Act was being implemented, selection of land-based gas turbines to satisfy electric utilities’ demand firmly established this power source. Haynes believes that the mandated Phase II of the Clean Air Act and certain advantages of land-based gas turbines compared to coal-fired generating plants will further contribute to demand for its products over the next three to five years.

Other markets.   Other industries to which Haynes sells its HTA products and CRA products include flue gas desulphurization (or FGD), waste incineration, industrial heat-treating, automotive, medical and oil and gas. The FGD industry has been driven by both legislated and self-imposed standards for lowering emissions from fossil fuel-fired electric generating facilities. With the completion of our currently active capital projects over the next 18 months, Haynes anticipates participating in the growth in the FGD industry due to the increased production capacity and the improved cost structure which will result from the completion of the capital projects. In addition, incineration of municipal, biological, industrial and hazardous waste products typically produces very corrosive conditions that demand high-performance alloys. Haynes also sells its products for use in the oil and gas industry, primarily in connection with sour gas production. Markets capable of providing growth are being driven by increasing performance, reliability and service life requirements for products used in these markets which could provide further applications for our products. As part of the Branford Wire acquisition, we also began selling stainless steel wire, but our strategy is to reduce production of lower margin stainless steel wire and increase production of higher margin high-performance alloy wire.

Our strategy

Our goal is to grow our business and increase revenues and profitability while continuing to be our customers’ provider of choice for high-performance alloys. Our primary end markets have experienced significant expansion and we believe that they will continue to demonstrate attractive fundamentals with demand increasing for aerospace, chemical plants and land-based gas turbines. We intend to penetrate and capitalize on the growth in these end markets by taking advantage of our diverse product offerings and service capabilities and to increase our capacity and lower our costs through strategic investment in our manufacturing facilities. In order to accomplish these goals, we intend to pursue the following:

•       Increase productivity through strategic equipment investment.   We expect to continue to improve operating efficiencies through ongoing capital investment in our manufacturing facilities and equipment. Recent investment in our equipment has significantly improved our operating efficiency by increasing capacity, reducing downtime and manufacturing costs and improving working capital management and product quality. Our four-high Steckel mill, one of only two of its kind used to roll high-performance alloys, in conjunction with our sophisticated, multi-stage, melting and refining operation, produces a broad array of sheet, coil and plate products made to exacting specifications. At the same time, our smaller mills enable us to produce customized batch orders, which are generally more profitable, and which often are not practical or economical for our competitors to manufacture. Because we are one of the few manufacturers with the expertise and facilities to produce high-performance alloys, we believe that our investments will enable us to continue to satisfy increased customer demand for value-added products that meet precise specifications. We expect ongoing investment in fiscal 2007 and 2008 to capitalize on and continue to improve our operating efficiencies.

•       Increase sales by providing value-added processing services. We believe that our network of service and sales centers throughout North America, Europe and Asia distinguishes us from our competitors. Our service and sales centers enable us to develop close customer relationships through direct interaction and to respond to customer orders quickly. Furthermore, unlike our competitors, who focus on broader markets and non-customized products, our service and sales centers give us the ability to provide precision laser and water jet processing services to cut and shape our products to our customers’ precise specifications. These services allow our customers to minimize their processing costs and outsource non-core activities. In addition, our rapid response time and enhanced processing services have allowed us to institute value-added pricing resulting in higher-margin sales and enhanced profitability. The value-added processing performed at our service and sales centers also allows us to capture our customers’ MRO business. Sales through our service and sales centers accounted for approximately 55.0% of our total revenue in fiscal 2006.

•       Increase worldwide sales through international service and sales center locations.   We intend to continue our efforts to increase our sales to non-U.S. customers and strategically position our service and sales centers in key international locations. We recently opened a service and sales center in China, the first service and sales center operated by any manufacturer of nickel- or cobalt-based alloys in China, and sales centers in Singapore and India. We intend to expand our sales center in India to include service as well as sales.

•       Continue to expand our maintenance, repair and overhaul business.   We believe that our MRO business serves a growing market and represents both an expanding and recurring revenue stream. Products used in hot section components for the aerospace industry require periodic replacement due to the intense stress of repetitive heating and cooling cycles, which drives a demand for recurring MRO work. In addition, products used in the land-based gas turbine business require significant overhaul approximately every three years, which we expect will further drive the growth of our MRO business. We expect the

MRO business to drive our growth in the chemical processing industries in North America and Western Europe as a result of the ongoing need for maintenance of installed capacity in those markets. Over time, we expect that the MRO business will support our growth in the chemical processing industries in China and India, due to the widespread building of chemical plants in those markets. We intend to continue to leverage the capabilities of our service and sales centers to respond quickly to our customers’ time-sensitive MRO needs to develop new and retain existing business opportunities.

•       Increase revenue by developing new products and new applications for existing alloys.   We believe that we are the industry leader in developing new alloys designed to meet our customers’ specialized and demanding requirements. We continue to work closely with customers and end users of our products to identify, develop, manufacture and test new high-performance alloys. Our engineering and technological group is continually developing new products and new applications for existing products and refining our manufacturing processes. The group, comprised of personnel with extensive industry and technological experience, operates from seven separate, fully equipped laboratories, including a process laboratory with a full spectrum of pilot scale melting/remelting equipment and hot and cold working equipment. Over the last five years, our technical programs have yielded five new proprietary alloys, an accomplishment that we believe distinguishes us from our competitors. Four of these new alloys are protected by U.S. patents, and one has a patent pending. We expect our continued emphasis on product innovation to yield similar future results, and we expect to focus our development efforts on specialized automotive products, the biopharmaceutical industry, the energy market for fuel cells and the market for turbine components for higher temperature operations.

•       Expand product capability through strategic acquisitions and alliances.   We will continue to examine opportunities that enable us to offer customers an enhanced and more competitive product line to complement our core flat products. These opportunities may include product line enhancement, such as that provided by our acquisition of certain assets from Branford Wire in November 2004. The Branford Wire acquisition has enabled us to provide a broader product line to customers, expand our markets, increase our production capacity in the high-margin business of high-performance alloy wire and reduce our cost structure for wire production. We will continue to look for opportunities that enhance the portfolio of products provided to customers such as wire, tubing, fittings and bar. We will also continue to evaluate strategic relationships with third parties in the industry in order to enhance our competitive position and relationships with customers. Such relationships could be similar to our 20-year conversion agreement we entered into with Titanium Metals Corporation in November 2006, which allowed us to monetize a portion of our excess production capacity on our four-high Steckel mill. Other potential strategic relationships could include new or enhanced relationships with long-term distribution sources.

Agreement with Titanium Metals Corporation

On November 17, 2006, we entered into a 20-year agreement to provide conversion services to Titanium Metals Corporation, or TIMET, for up to ten million pounds of titanium metal annually at prices established by the terms of the agreement. The transaction is documented by an Access and Security Agreement and a Conversion Services Agreement, both dated November 17, 2006. TIMET paid us a $50.0 million up-front fee and will also pay us for its processing services during the term of the agreement at prices established by the terms of the agreement. In addition to the volume commitment, we have granted TIMET a security interest in our four-high Steckel rolling mill, along with certain rights of access. TIMET may exercise an option to have ten million additional pounds of titanium converted annually, provided that it offers to loan up to $12.0 million to us for certain capital expenditures which would be required to expand capacity. We have the option to purchase titanium sheet and plate products from TIMET and have agreed not to produce our own titanium products (other than cold reduced titanium tubing). We have also agreed not to provide titanium conversion services to any entity other than TIMET for the term of the Conversion Services Agreement. The cash received of $50.0 million (up-front fee) will be recognized in income on a straight-line basis over the 20-year term of the agreement. The portion not recognized in income will be shown as deferred revenue on our consolidated balance sheet. Income taxes associated with the up-front fee will be primarily paid in fiscal 2008. We used the net proceeds of the $50.0 million payment to reduce the balance of our U.S. revolving credit facility. Upon certain instances of a change in control, a violation of the non-compete provisions or a performance default or upon the occurrence of an event of a force majeure which results in a performance default, we are required to return the unearned portion of the up-front fee.

Branford Wire acquisition

On November 5, 2004, Haynes Wire Company, a wholly owned subsidiary of Haynes, acquired certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates for a purchase price of $8.3 million, which was paid in cash. As part of the transaction, Haynes Wire acquired a wire manufacturing plant in Mountain Home, North Carolina, manufacturing equipment, accounts receivable and inventory.

The Branford Wire acquisition has increased our wire manufacturing capacity. Prior to the acquisition, our high-performance alloy wire production capacity was approximately 500,000 pounds per year. Haynes Wire’s two-shift manufacturing capacity is estimated to be approximately 2.2 million pounds of finished stainless wire per year, with the capability to expand to approximately 3.0 million pounds per year. The Branford Wire acquisition allowed Haynes to reduce its cost of wire production and improve the quality of the wire it produces. Haynes Wire’s manufacturing facilities and equipment are designed to produce wire products efficiently and cost-effectively. In addition, the employees at the Mountain Home, North Carolina facility are experienced at producing wire products and are able to maintain high quality standards.

This acquisition provides opportunities for increasing wire sales through improvements in quality and manufacturing processes in the high-performance alloy wires we produce, and by offering the expanded wire product line through our service and sales centers worldwide. Our expertise in producing high quality wire products is enabling us to expand our product offerings and increase our participation in the nickel- and cobalt-based alloy welding market.

Customers

The breadth and quality of our products, combined with our network of service centers which enhance customer service, have resulted in long-standing relationships with many of our customers. We have supplied high-performance alloy products to our top 10 customers, based on fiscal 2006 sales, for an average of 20 years. We supply high-performance alloys to a broad range of end use customers, including General Electric Co.; Pratt & Whitney; Rolls Royce plc; The Boeing Co.; SNECMA; E.I. DuPont de Nemours & Co.; The Dow Chemical Co.; Siemens Westinghouse; Solar Turbines, Inc.; British Petroleum p.l.c.; Celanese AG; and Eli Lilly and Co. None of these customers, or any of our other customers, accounted for more than 10% of our sales in fiscal 2006. Our top 20 customers accounted for approximately 38% of sales in fiscal 2006.

Products

The global specialty alloy market consists of three primary sectors: stainless steel general purpose nickel alloys and high-performance nickel- and cobalt-based alloys. Except for its stainless steel wire products, Haynes competes exclusively in the high-performance alloy sector, which includes HTA products and CRA products. We believe that the high-performance alloy sector represents 200 million pounds of production volume per annum out of a total specialty alloy market of 38.5 billion pounds of production volume per annum. In fiscal 2004, 2005 and 2006, HTA products accounted for approximately 73%, 75% and 68%, respectively, of our net revenues (excluding stainless steel wire). In fiscal 2003, 2004, and 2005, CRA products accounted for approximately 27%, 25% and 32%, respectively, of our net revenues (excluding stainless steel wire). These percentages of our total product revenue and volume are based on data which include revenue and volume associated with sales by us to our foreign subsidiaries, but exclude revenue and volume associated with sales by foreign subsidiaries to their customers. We believe, however, that the effect of including revenue and volume data associated with sales by our foreign subsidiaries would not materially change the percentages presented in this section.

High temperature resistant alloys.   HTA products are used primarily in manufacturing components for the hot sections of gas turbine engines. Stringent safety and performance standards in the aerospace industry result in development lead times typically as long as eight to ten years in the introduction of new aerospace-related market applications for HTA products. However, once a particular new alloy is shown to possess the properties required for a specific application in the aerospace market, it tends to remain in use for extended periods. HTA products are also used in gas turbine engines produced for use in applications such as naval and commercial vessels, electric power generators, power sources for offshore drilling platforms, gas pipeline booster stations and emergency standby power stations. The following table sets forth information with respect to our significant high temperature resistant alloys, applications and features:

Alloy	Year introduced	End markets and applications(1)	Features
HAYNES HR-160 Alloy(2)	1990	Waste incineration/CPI-boiler tube shields	Good resistance to sulfidation at high temperatures
HAYNES 242 Alloy(2)	1990	Aero-seal rings	High strength, low expansion and good fabricability
HAYNES HR-120 Alloy(2)	1990	LBGT-cooling shrouds	Good strength-to-cost ratio as compared to competing alloys
HAYNES 230 Alloy(2)	1984	Aero/LBGT-ducting, combustors	Good combination of strength, stability, oxidation resistance and fabricability
HAYNES 214 Alloy(2)	1981	Aero-honeycomb seals	Good combination of oxidation resistance and fabricating among nickel-based alloys
HAYNES 188 Alloy(2)	1968	Aero-burner cans, after-burner components	High strength, oxidation resistant cobalt-based alloys
HAYNES 625 Alloy	1964	Aero/CPI-ducting, tanks, vessels, weld overlays	Good fabricability and general corrosion resistance
HAYNES 263 Alloy	1960	Aero/LBGT-components for gas turbine hot gas exhaust pan	Good ductility and high strength at temperatures up to 1600°F
HAYNES 718 Alloy	1955	Aero-ducting, vanes, nozzles	Weldable high strength alloy with good fabricability
HASTELLOY X Alloy	1954	Aero/LBGT-burner cans, transition ducts	Good high temperature strength at relatively low cost
HAYNES Ti 3A1-2.5 Alloy	1950	Aero-aircraft hydraulic and fuel systems components	Light weight, high strength titanium-based alloy
HAYNES 25 Alloy(2)	1950	Aero-gas turbine parts, bearings, and various industrial applications	Excellent strength, good oxidation, resistance to 1800°F

(1)               “Aero” refers to the aerospace market; “LBGT” refers to the land-based gas turbine market; “CPI” refers to the chemical processing market.

(2)               Represents a patented product or a product that we believe has limited or no significant competition.

Corrosion resistant alloys.   CRA products are used in a variety of applications, such as chemical processing, power plant emissions control, hazardous waste treatment, sour gas production and pharmaceutical vessels. Historically, the chemical processing market has represented the largest end-user sector for CRA products. Due to maintenance, safety and environmental considerations, we believe this market continues to represent an area of potential long-term growth. Unlike aerospace applications within the HTA product market, the development of new market applications for CRA products generally does not require long lead times. The following table sets forth information with respect to certain of our significant corrosion resistant alloys, applications and features:

Alloy	Year introduced	End markets and applications(1)	Features

HASTELLOY Alloy C-2000(2)	1995	CPI-tanks, mixers, piping	Versatile alloy with good resistance to uniform corrosion
HASTELLOY Alloy B-3(2)	1994	CPI-acetic acid plants	Better fabrication characteristics compared to other nickel-molybdenum alloys
HASTELLOY Alloy D-205(2)	1993	CPI-plate heat exchangers	Corrosion resistance to hot sulfuric acid
ULTIMET Alloy(2)	1990	CPI-pumps, valves	Wear and corrosion resistant nickel-based alloy
HASTELLOY Alloy C-22	1985	CPI/FGD-tanks, mixers, piping	Resistance to localized corrosion and pitting
HASTELLOY Alloy G-30(2)	1985	CPI-tanks, mixers, piping	Lower cost alloy with good corrosion resistance in phosphoric acid
HASTELLOY Alloy C-4	1973	CPI-tanks, mixers, piping	Good thermal stability
HASTELLOY Alloy C-276	1968	CPI/FGD/oil land gas-tanks, mixers, piping	Broad resistance to many environments

(1)               “CPI” refers to the chemical processing market; “FGD” refers to the flue gas desulfurization market.

(2)               Represents a patented product or a product that we believe has limited or no significant competition.

Patents and trademarks

We currently maintain a total of approximately 20 U.S. patents and approximately 200 foreign counterpart patents and applications targeted at countries with significant or potential markets for the patented products and continues to develop, manufacture and test high-performance nickel- and cobalt-based alloys. Over the last six years, our technical programs have yielded six new proprietary alloys, three of which are currently commercially available and three of which are being prepared to be brought to market. HAYNES 282 alloy, which we believe has very significant commercial potential, is the subject of a patent application filed in fiscal 2004, which, if granted, will provide protection until 2024. Also, U.S. patent applications were filed in 2006 for a new “HYBRID Corrosion-resistant Alloy” and a new high-temperature resistant alloy strengthened by a novel technique. Both of these new materials have significant, medium to long-term commercial potential and will be protected until 2026, if these patents are granted. In addition, three additional new proprietary alloys are at the laboratory stages of development. However, while we believe our patents are important to our competitive position, significant barriers to entry continue to exist beyond the expiration of any patent period. These barriers to entry and production include the unique equipment required to produce this material and the exacting process required to achieve the desired metallurgical properties. These processing requirements include such items as specific annealing temperature, processing speeds and reduction per rolling pass. We believe that the current alloy development program and these noted barriers to entry reduce the potential impact of patent expirations on us.

Trademarks on the names of many of our alloys have also been applied for or granted in certain foreign countries. Patents or other proprietary rights are an essential element of our business. Our strategy is to file patent applications in the United States and any other country that represents an important potential commercial market to us. In addition, we seek to protect our technology which is important to the development of our business. We also rely upon trade secret rights to protect our technologies and our development of new applications and alloys. We protect our trade secrets in part through confidentiality and proprietary information agreements with our customers.

For additional information see “—Research and Technical Development.”

Sales and marketing and distribution

We sell our products primarily through our direct sales organization, which operates from 13 total locations in the United States, Europe, Asia and India, 11 of which are service and sales centers. All of our service and sales centers are operated either directly by us or though our wholly-owned subsidiaries. Approximately 82% of our net revenues in fiscal 2006 was generated by our direct sales organization. The remaining 18% of our fiscal 2006 net revenues was generated by a network of independent distributors and sales agents who supplement our direct sales in the United States, Europe and Asia, some of whom have been associated with Haynes for over 30 years. We are currently in the process of evaluating the efficiency of some of our overseas distribution channels, including the appropriate number of distributors, the types of products sold through third party distributors and our distribution partners. On a prospective basis, we expect our direct sales force to continue to generate approximately 82% of total sales. This percentage may increase, however, as we open new service and sales centers.

Providing technical assistance to customers is an important part of our marketing strategy. We provide performance analyses of our products and those of our competitors for our customers. These analyses enable us to evaluate the performance of our products and to make recommendations as to the use of our products in appropriate applications, enabling our products to be included as part of the technical specifications used on the production of customers’ products. Our market development professionals are assisted by our engineering and technology staff in directing the sales force to new opportunities. We believe our combination of direct sales, technical marketing, engineering and customer support provides an advantage over other manufacturers in the high-performance alloy industry. This activity allows us to obtain direct insight into customers’ alloy needs and allows us to develop proprietary alloys that provide solutions to our customers’ problems.

Although there is a concentrated effort to expand foreign sales, the effort to grow domestic business also continues. The majority of revenue and profits continue to be provided by sales to U.S. customers and we continue to pursue opportunities to expand this market. This includes, but is not limited to, continued expansion of ancillary product forms, such as wire through the acquisition of The Branford Wire and Manufacturing Company, the continued development of new high-performance alloys, the utilization of external conversion resources to expand and improve the product form quality of mill produced product, the addition of equipment in U.S. service and sales centers to improve our ability to provide a product closer to the form required by the customer and the continued effort through our technical expertise to find solutions to customer challenges.

The following table sets forth the approximate percentage of our fiscal 2006 net revenues generated through each of our distribution channels.

	Domestic	Foreign	Total
Haynes mill direct/service and sales centers	50%	32%	82%
Independent distributors/sales agents	11%	7%	18%
Total	61%	39%	100%

Our top twenty customers accounted for approximately 34% and 38% of our net revenues in fiscal 2005 and 2006, respectively. No customer or group of affiliated customers accounted for more than 10% of our net revenues in fiscal 2004, 2005 or 2006.

Our foreign and export sales were approximately $90.2 million, $128.5 million and $169.3 million for fiscal 2004, 2005 and 2006, respectively. Additional information concerning foreign operations and export sales is set forth in Note 16 to the consolidated financial statements included elsewhere in this prospectus.

Manufacturing process

High-performance alloys require a lengthier, more complex production process and are more difficult to manufacture than lower performance alloys, such as stainless steel alloys. The alloying elements in high-performance alloys must be highly refined during melting and the manufacturing process must be tightly controlled to produce precise chemical properties. The resulting alloyed material is more difficult to process because, by design, it is more resistant to deformation. Consequently, high-performance alloys require that a greater force be applied when hot or cold working and are less susceptible to reduction or thinning when rolling or forging. This results in more cycles of rolling, annealing and pickling compared to a lower performance alloy to achieve proper dimensions. Certain alloys may undergo as many as 40 distinct stages of melting, remelting, annealing, forging, rolling and pickling before they achieve the specifications required by a customer. We manufacture our high-performance alloy in various forms, including sheet, plate, billet/ingot, tubular, wire and other forms.

The manufacturing process begins with raw materials being combined, melted and refined in a precise manner to produce the chemical composition specified for each high-performance alloy. For most high-performance alloys, this molten material is cast into electrodes and additionally refined through electroslag remelting. The resulting ingots are then forged or rolled to an intermediate shape and size depending upon the intended final product form. Intermediate shapes destined for flat products are then sent through a series of hot and cold rolling, annealing and pickling operations before being cut to final size.

The Argon Oxygen Decarburization gas controls in our primary melt facility remove carbon and other undesirable elements, thereby allowing more tightly controlled chemistries, which in turn produce more consistent properties in the high-performance alloys. The Argon Oxygen Decarburization gas control system also allows for statistical process control monitoring in real time to improve product quality.

We have a four-high Steckel mill for use in hot rolling material. Our four-high mill was installed in 1982 and is one of only two such mills in the high-performance alloy industry. The mill is capable of generating approximately 12.0 million pounds of separating force and rolling a plate up to 72 inches wide. The mill includes integrated computer controls (with automatic gauge control and programmed rolling schedules), two coiling Steckel furnaces and five heating furnaces. Computer controlled rolling schedules for each of the hundreds of combinations of product shapes and sizes we produce allow the mill to roll numerous widths and gauges to exact specifications without stoppages or changeovers.

We also operate a three-high rolling mill and a two-high rolling mill, each of which is capable of custom processing much smaller quantities of material than the four-high mill. These mills provide us with significant flexibility in running smaller batches of varied products in response to customer requirements. We believe the flexibility provided by the three-high and two-high mills provides us an advantage over our major competitors in obtaining smaller specialty orders.

Backlog

We define backlog to include firm commitments from customers for delivery of product at established prices. Approximately 30% of the orders in our backlog at any given time include prices that are subject to adjustment based on changes in raw material costs. Historically, approximately 75% of our backlog orders have shipped within six months and approximately 90% have shipped within 12 months. The backlog figures do not reflect that portion of our business conducted at our service and sales centers on a spot or “just-in-time” basis.

(in millions)	2004	2005	2006

Backlog at fiscal quarter ended:
December 31	$54.7	$110.9	$203.5
March 31	69.6	134.8	207.4
June 30	82.6	159.2	200.8
September 30	93.5	188.4	206.9

Raw materials

Due to the increase in the cost of raw materials during fiscal 2006, raw material rose as a percentage of cost of sales to 58% from 50% in the prior year. Nickel, a major component of many of our products, accounts for approximately 51% of our raw material costs, or approximately 30% of our total cost of sales. Each pound of high-performance alloy contains, on average, 48% nickel. Other raw materials include cobalt, chromium, molybdenum and tungsten. Melt materials consist of virgin raw material, purchased scrap and internally produced scrap.

The average price for cash buyers for the 30 day period ended on the last day of the period presented, as reported by the London Metals Exchange for fiscal 2004, 2005 and 2006, was $6.02, $6.45 and $13.67, respectively.

Since most of our products are produced pursuant to specific orders, we purchase materials against known production schedules. The materials are purchased from several different suppliers through various arrangements including annual contracts and spot purchases, and involve a variety of pricing mechanisms. Because we maintain a policy of pricing our products at the time of order placement, we attempt to establish selling prices with reference to known costs of materials, thereby reducing the risk associated with changes in the cost of raw materials. However, to the extent that the price of nickel rises rapidly, there may be a negative effect on our gross profit margins. We are considering forward purchase opportunities with certain suppliers. See “Risk Factors.”

Effective October 1, 2003, we changed our inventory costing method for domestic inventories from the LIFO method to the FIFO method. We believe that the FIFO method is preferable to LIFO because:

•       FIFO inventory values presented in our balance sheet will more closely approximate the current value of inventory,

•       costs of sales are still appropriately charged in the period of the related sales, and

•       the change to FIFO method for domestic inventories results in our using a uniform method of inventory valuation globally.

Although we believe that FIFO is preferable to LIFO for the reasons stated, the use of FIFO during a period of rapidly rising or falling commodity prices can result in an imprecise matching of revenues and expenses in the short term.

Research and technical support

Our technology facilities, located at our Kokomo headquarters, consist of 19,000 square feet of offices and laboratories, as well as an additional 90,000 square feet of paved storage area. We have seven fully equipped technology testing laboratories, including a mechanical test lab, a metallographic lab, an electron microscopy lab, a corrosion lab, a high temperature lab and a welding lab. These facilities also contain a reduced scale, fully equipped melt shop and process lab. As of September 30, 2006, the technology, engineering and technological testing staff consisted of 27 persons, 17 of whom have engineering or science degrees, including five with doctoral degrees, with the majority of degrees in the field of metallurgical engineering.

Research and technical support costs primarily relate to efforts to develop new proprietary alloys and in the development of new applications for already existing alloys. Haynes spent approximately $2.5 million, $2.6 million and $2.7 million for research and technical support activities for fiscal 2004, 2005, and 2006 respectively.

During fiscal 2006, research and development projects were focused on new alloy development, new product form development, and new alloy concept validation, all relating to products for the aerospace, land-based gas turbine, chemical processing, and oil and gas industries. In addition, significant projects were conducted to generate technical data in support of major market application opportunities in areas such as solid oxide fuel cells, biotechnology (including waste incineration of toxic properties and manufacturing of pharmaceuticals), chemical processing and power generation.

For additional information see “—Patents and Trademarks.”

Competition

The high-performance alloy market is a highly competitive market in which eight to ten producers participate in various product forms. Our primary competitors include Special Metals Corporation which is now a part of Precision Cast Parts, Allegheny Technologies, Inc., and Krupp VDM GmbH, a subsidiary of Thyssen Krupp Stainless. We face strong competition from domestic and foreign manufacturers of both high-performance alloys (similar to those we produce) and other competing metals. We may face additional competition in the future to the extent new materials are developed, such as plastics or ceramics, that may be substituted for our products. We also believe that we will face increased competition from non-U.S. entities in the next five to ten years, especially from competitors located in Eastern Europe and Asia. Additionally, in recent years we have benefited from a weak United States dollar, which makes the goods of foreign competitors more expensive to import into the United States. In the event that the United States dollar strengthens, we may face increased competition in the United States from foreign competitors.

Employees

As of September 30, 2006, we employed approximately 1,072 full-time employees worldwide. All eligible hourly employees at the Kokomo plant and the Lebanon, Indiana service and sales center (approximately 516 in the aggregate) are covered by a collective bargaining agreement. As part of negotiations with the United Steelworkers of America related to our emergence from bankruptcy, the collective bargaining agreement was extended until June 2007. We will renegotiate the collective bargaining agreement in fiscal 2007 prior to the expiration of the agreement currently in place. We believe that current relations with the union are satisfactory. There can be no assurance, however, that the renegotiation of the collective bargaining agreement will not lead to a labor stoppage, which could have a negative effect on earnings. For example, there was a brief labor stoppage in connection with renegotiation of the collective bargaining agreement in fiscal 2002, although there was no such stoppage in connection with the renegotiation in fiscal 2004 as part of our emergence from bankruptcy. None of the employees of our Arcadia, Louisiana, Mountain Home, North Carolina, European or Asian operations are represented by a labor union. We consider our employee relations in each of those facilities to be satisfactory.

Environmental matters

We are subject to various foreign, federal, state and local laws and regulations relating to the protection of human health and the environment, including those governing the discharge of pollutants into the environment, the storage, handling, use, treatment and disposal of hazardous substances and wastes and the health and safety of our employees. In addition, some of these laws and regulations require our facilities to operate under permits that are subject to renewal and modification. Violations of these laws, regulations and permits can result in the imposition of substantial penalties, permit revocations, and facility shutdowns and can require facilities improvements. In addition, we may be required in the future to comply with additional regulations pertaining to the emission of hazardous air pollutants under the Clean Air Act. However, since these regulations have not been proposed or promulgated, we cannot predict the cost, if any, associated with compliance with such regulations. Expenses related to environmental compliance (including air pollution control improvements, as discussed below) were approximately $1.3 million for fiscal 2005, $1.5 million for fiscal 2006 and are expected to be at a similar level for fiscal 2007.

Our facilities are subject to periodic inspection by various regulatory authorities, who from time to time have issued violations of governing laws, regulations and permits. In the past five years, we have paid administrative fines, none of which has had a material effect on our financial condition, for alleged violations relating to environmental matters, including the handling and storage of hazardous wastes, requirements relating to the Kokomo facility’s Title V Air Permit, requirements relating to the handling of polychlorinated biphenyls and violations of record keeping and notification requirements relating to industrial waste water discharge. Capital expenditures of approximately $542,000 and $140,000 were made for pollution control improvements during fiscal 2005 and 2006 respectively, with additional expenditures of $150,000 planned for fiscal 2007.

We are conducting remedial activities at our Kokomo, Indiana and our Mountain Home, North Carolina facilities. We have received permits from the Indiana Department of Environmental

Management, or IDEM, and the U.S. Environmental Protection Agency, or EPA, to close and to provide post closure monitoring and care for certain areas at the Kokomo facility previously used for the storage and disposal of wastes, some of which are classified as hazardous under applicable regulations. Construction of the South Landfill was completed in May 1994 and closure certification was received in fiscal 1999 for one area at the Kokomo facility and post-closure care is ongoing there. We have an application with IDEM pending for approval of closure and post-closure care for another area of our Kokomo facility. In addition, we are currently evaluating known groundwater contamination at our Kokomo site and are developing a plan to address it. Accordingly, additional corrective action may be necessary. We have also received permits from the North Carolina Department of Environmental Natural Resources, or NC DENR, and the EPA to close and provide post-closing monitoring and care for the lagoon at our Mountain Home, North Carolina facility. The lagoon area has been closed and is currently undergoing post-closure monitoring. We are required to monitor groundwater and to continue post closure maintenance of the former disposal areas at this site. As a result, we are aware of elevated levels of certain contaminants in the groundwater and additional corrective action could be required. We are currently unable to estimate the costs of any further corrective action at either site if required. Accordingly, we cannot assure you that the costs of any future corrective action at these or any other current or former sites would not have a material effect on our financial condition, results of operations or liquidity. Additionally, it is possible that we could be required to undertake other corrective action commitments for any other solid waste management unit existing or determined to exist at any of our facilities.

As a condition of the Kokomo and Mountain Home post closure permits, we must provide and maintain assurances to IDEM and EPA of our capability to satisfy closure and post closure groundwater monitoring requirements, including possible future corrective action as necessary. We currently provide these required assurances through a statutory financial assurance test as provided by Indiana law. Additionally, we are also required to provide assurances to the NCDENR and the EPA of our ability to satisfy closure and post closure monitoring requirements, including possible future corrective actions for the closed lagoon at the Mountain Home, North Carolina facility. These assurances are currently provided through letters of credit. The amount of accrued liabilities for these obligations is $1.5 million as of September 30, 2006.

We may also incur liability for alleged environmental damages associated with the off site transportation and disposal of hazardous substances. Our operations generate hazardous substances, much of which we accumulate at our facilities for subsequent transportation and disposal off site or recycling by third parties. Generators of hazardous substances which are transported to disposal sites where environmental problems are alleged to exist are subject to liability under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, and state counterparts. CERCLA imposes strict, joint and several liability for investigatory and cleanup costs upon hazardous substance generators, site owners and operators and other potentially responsible parties. We may have generated hazardous substances disposed of at sites subject to CERCLA or equivalent state law remedial action. Thus, we cannot assure you that we will not be named as a potentially responsible party at sites in the future or that the costs associated with those sites would not have a material adverse effect on our financial condition, results of operations of liquidity.

Properties

Manufacturing facilities.   We own manufacturing facilities in the following locations:

•       Kokomo, Indiana—manufactures and sells all product forms, other than tubular and wire goods;

•       Arcadia, Louisiana—manufactures and sells welded and seamless tubular goods; and

•       Mountain Home, North Carolina—manufactures and sells stainless and nickel alloy wire.

Our Kokomo plant, our primary production facility, is located on approximately 180 acres of industrial property and includes over 1.0 million square feet of building space. There are three sites consisting of (1) a headquarters and research laboratory; (2) primary and secondary melting, annealing furnaces, forge press and several smaller hot mills; and (3) our four-high Steckel mill and sheet product cold working equipment, including two cold strip mills. All alloys and product forms other than tubular and wire goods and drawn wire, are produced in Kokomo.

Our Arcadia plant is located on approximately 42 acres of land, and includes 135,000 square feet of buildings on a single site. Arcadia uses feedstock produced in Kokomo to fabricate welded and seamless alloy pipe and tubing and purchases extruded tube hollows to produce seamless titanium tubing. Manufacturing processes at Arcadia require cold pilger mills, weld mills, draw benches, annealing furnaces and pickling facilities.

Our Mountain Home plant is located on approximately 29 acres of land, and includes approximately 100,000 square feet of building space. The Mountain Home facility is primarily used to manufacture finished specialty stainless, nickel and a limited amount of cobalt alloy wire products. A limited amount of warehousing is also done at this facility.

Our owned facilities located in the United States are subject to a mortgage which secures our obligations under our U.S. revolving credit facility with a group of lenders led by Wachovia Capital Finance Corporation. For more information see “Management’s discussion and analysis of financial condition and results of operations” and Note 9 to the consolidated financial statements included elsewhere in this prospectus.

Service and sales centers.   Our service and sales centers contain equipment capable of precision laser and water jet processing services to cut and shape products to customers’ precise specifications. We own service and sales centers in the following locations:

•       Openshaw, England—stocks and sells all product forms; and

•       Lenzburg, Switzerland—stocks and sells all product forms.

The Openshaw plant, located near Manchester, England, consisted of approximately seven acres of land and over 200,000 square feet of buildings on a single site. Haynes has closed the manufacturing portion of the Openshaw plant and is sourcing the required bar product for customers from external vendors. This closure did not have a material effect on the overall revenue of the U.K. operation or our overall operations or financial position. In April 2005, Haynes sold eight acres of the Openshaw site for a profit of $2.1 million, but retained ownership of the buildings. It is anticipated that Haynes will continue to own and operate the balance of the land, totaling 7 acres, and the buildings.

In addition, we lease service and sales centers in the following locations:

•       La Mirada, California—stocks and sells all product forms;

•       Houston, Texas—stocks and sells all product forms;

•       Lebanon, Indiana—stocks and sells all product forms;

•       Paris, France—stocks and sells all product forms;

•       Shanghai, China—stocks and sells all product forms; and

•       Windsor, Connecticut—stocks and sells all product forms.

Sales centers.   We lease sales centers in the following locations:

•       Singapore—sells all product forms; and

•       Chennai, India—sells all product forms.

All owned and leased service and sales centers not described in detail above are single site locations and are less than 100,000 square feet. The service centers contain equipment capable of precision laser and water jet processing services to cut and shape products to customers’ precise specifications. We believe that our existing facilities are suitable for our current business needs.

Legal proceedings

On March 29, 2004, Haynes and its U.S. subsidiaries and U.S. affiliates as of that date filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Indiana (the “Bankruptcy Court”). Haynes filed for relief under Chapter 11 for a variety of reasons. On August 16, 2004, the Bankruptcy Court entered its Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. 1129(a) and (b) and Fed. R. Bankr. P. 3020 Confirming the First Amended Joint Plan of Reorganization of Haynes International, Inc. and its Affiliated Debtors and Debtors in Possession as Further Modified (the “Confirmation Order”). The Confirmation Order and related Chapter 11 Plan, among other things, provide for the release and discharge of pre-petition claims and causes of action. The Confirmation Order further provides for an injunction against the commencement of any actions with respect to claims held prior to the Effective Date of the Plan. The Effective Date occurred on August 31, 2004. When appropriate, Haynes pursues the dismissal lawsuits premised upon claims or causes of action discharged in the Confirmation Order and related Chapter 11 Plan. For more information see “The reorganization.”

We are subject to extensive federal, state and local laws and regulations. Future developments and increasingly stringent regulations could require us to make additional unforeseen expenditures for these matters. We are regularly involved in litigation, both as a plaintiff and as a defendant, relating to our business and operations. Such litigation includes federal and state EEOC administrative actions and litigation and administrative actions relating to environmental matters. For more information see “—Environmental Matters.”

Litigation may result in substantial costs and may divert management’s attention and resources, and the level of future expenditures for legal matters cannot be determined with any degree of certainty. Nonetheless, based on the facts presently known, management does not believe that expenditures for legal proceedings will have a material effect on our financial position, results of operations or liquidity.

We are currently, and have in the past, been subject to claims involving personal injuries allegedly relating to our products. For example, we are presently involved in two actions involving welding rod-related injuries. One lawsuit was filed in California state court against numerous manufacturers, including our company, in May 2006, alleging that the welding-related products of the defendant manufacturers harmed the users of such products through the inhalation of welding fumes containing manganese. A second case with similar allegations is pending in Texas. We believe that we have defenses to these allegations and, that if we were found liable, the cases would not have a material effect on our financial position, results of operations or liquidity. In addition to these cases, we have in the past been named a defendant in several other lawsuits, including 52 filed in the state of California, alleging that our welding-related products harmed the users of such products through the inhalation of welding fumes containing manganese. We have since been voluntarily dismissed from all of these lawsuits on the basis of the release and discharge of claims contained in the Confirmation Order. While we contest such lawsuits vigorously, and may have applicable insurance, there are several risks and uncertainties that may affect our liability for claims relating to exposure to welding fumes and manganese. It is possible, however, that we will be named in additional suits alleging welding-rod injuries. Should such litigation occur, it is possible that the aggregate claims for damages, if we are found liable, could have a material adverse effect on our financial condition, results of operations or liquidity.

Management

Directors and executive officers

The following table sets forth certain information concerning the persons who served as our directors and executive officers as of the date of this prospectus. Except as indicated in the following paragraphs, the principal occupations of these persons have not changed during the past five years.

Name	Age	Position with Haynes International, Inc.

Francis J. Petro	67	President and Chief Executive Officer; Director
John C. Corey	59	Chairman of the Board; Director
Paul J. Bohan	61	Director
Donald C. Campion	58	Director
Robert H. Getz	44	Director
Timothy J. McCarthy	66	Director
William P. Wall	44	Director
Ronald W. Zabel	63	Director
August A. Cijan	51	Vice President, Operations
Michael Douglas	54	Vice President, Arcadia Tubular Products
Anastacia S. Kilian	32	Vice President, General Counsel, Corporate Secretary
James A. Laird	54	Vice President, Research and European Sales & Marketing
Marlin C. Losch	46	Vice President, Sales—North America
Marcel Martin	57	Vice President, Finance; Chief Financial Officer; Treasurer
Daniel W. Maudlin	40	Controller, Chief Accounting Officer
Jean C. Neel	47	Vice President, Corporate Affairs
Scott R. Pinkham	39	Vice President, Manufacturing Planning
Gregory M. Spalding	51	Vice President, Haynes Wire, Chief Operating Officer
Charles J. Sponaugle	58	Vice President, Business Planning
Jeffrey L. Young	49	Vice President, Chief Information Officer

Mr. Petro was elected President and Chief Executive Officer and a director of Haynes in January 1999. From 1995 to the time he joined Haynes, Mr. Petro was President and Chief Executive Officer of Inco Alloys International, a company owned by The International Nickel Company of Canada. Mr. Petro is also a director of Algoma Steel, Inc.

Mr. Corey has been a director and the Chairman of the Board since our emergence from bankruptcy on August 31, 2004. Mr. Corey also serves as a member of the Corporate Governance Committee of the Board. In January 2006, he became the President, Chief Executive Officer and a director of Stoneridge, Inc., a manufacturer of electrical and electronic components, modules and systems for the automotive, medium- and heavy-duty thick, agricultural and off-highway vehicle markets. From October 2000 through December 2005, Mr. Corey served as the President, Chief Executive Officer and a director of Safety Component International, Inc., a manufacturer of automotive airbags. Before becoming President and Chief Executive Officer of Safety Components International in October 2000, he served as President and Chief Operating Officer.

Mr. Bohan has been a director since our emergence from bankruptcy on August 31, 2004. Mr. Bohan also serves as the Chairman of the Corporate Governance Committee of the Board. He retired as a Managing Director of Citigroup in February 2001. Mr. Bohan currently serves on the Board of Directors of Arena Brands, Inc.; Revlon, Inc.; and the New York Police and Fire Widows’ and Children’s Benefit Fund.

Mr. Campion has been a director since our emergence from bankruptcy on August 31, 2004. Mr. Campion also serves as the Chairman of the Audit Committee and as a member of the Compensation Committee of the Board. From January 2003 until July 2004, Mr. Campion served as Chief Financial Officer of Verifone, Inc. Mr. Campion previously served as Chief Financial Officer of several companies, including Special Devices, Inc., Cambridge, Inc., Oxford Automotive, Inc., and Delco Electronics Corporation. He has had experience with implementation of internal controls and Sarbanes-Oxley 404 compliance. Mr. Campion also currently serves on the Board of Directors of Catuity, Inc. and McLeod USA, Incorporated.

Mr. Getz has been a director since March 2006. Mr. Getz also serves as a member of the Audit Committee of the Board. Mr. Getz is a private investor and since December 1996 has served as a Managing Director and Partner of Cornerstone Equity Investors, LLC, a New York-based private equity investment firm. Prior to the formation of Cornerstone in 1996, Mr. Getz spent nine years at Prudential Equity Investors, Inc. in several roles, most recently serving as a Managing Director. Mr. Getz also serves as a director for Novatel Wireless, Inc. and Sitel Corporation.

Mr. McCarthy has been a director since our emergence from bankruptcy on August 31, 2004. Mr. McCarthy also serves as the Chairman of the Compensation Committee and as a member of the Audit Committee of the Board. Since 1985 he has served as the President and Chief Executive Officer of C.E. Minerals, an industrial mineral business.

Mr. Wall has been a director since our emergence from bankruptcy on August 31, 2004. Mr. Wall also serves on the Audit and Corporate Governance Committees of the Board. Mr. Wall joined Abrams Capital, LLC, a value-oriented investment firm headquartered in Boston, in February 2006, where he serves as general counsel and a director of Abrams Capital International, Ltd. From July 2003 through April 2005, Mr. Wall was a partner in Andover Capital, a hedge fund focused on leveraged companies. Prior to that, he spent seven years at Fidelity Investments in several roles, most recently serving as a Managing Director of Fidelity Capital Investors, a private equity group funded by Fidelity.

Mr. Zabel has been a director since our emergence from bankruptcy on August 31, 2004. Mr. Zabel also serves as a member of the Compensation Committee of the Board. Since November 2005, he has served as the Chief Executive Officer of Springs Industries, and prior to that time served as the President of Springs Window Fashions, LLC starting in 1999. Mr. Zabel also sits on the Board of Directors of Springs Industries.

Mr. Cijan has served as Vice President, Operations of Haynes since April 1996. Prior to this, Mr. Cijan served as Manufacturing Manager since joining Haynes in 1993.

Mr. Douglas has served as Vice President, Tubular Products, and is accountable for the operations of the Arcadia Tubular Products Facility since joining Haynes in May 2005. From 1994 to 2005, Mr. Douglas was Executive Vice President and Managing Director of Interactive Resource Management. Mr. Douglas has over twenty years of prior executive management experience in the metals industry.

Ms. Kilian has served as Vice President, General Counsel and Corporate Secretary since July 2006. Prior to joining Haynes, beginning in 2000, Ms. Kilian was a lawyer in private practice with the law firm Ice Miller LLP in Indianapolis, Indiana.

Mr. Laird has served as Vice President, Research and European Sales of Haynes since July 2000, after having served in various sales and marketing positions with Haynes since 1983.

Mr. Losch has served as Vice President, North American Sales since February 2006. Mr. Losch was Midwest Regional Manager prior to this and has served in various marketing, quality, engineering and production positions since joining Haynes in February 1988.

Mr. Martin was elected Vice President, Finance, Chief Financial Officer and Treasurer on July 1, 2004, after having served as Controller and Chief Accounting Officer of Haynes since October 2000. From 1996 to 2000 Mr. Martin was Vice President of Finance and Chief Financial Officer of Duferco Farrell Corporation.

Mr. Maudlin has served as Controller and Chief Accounting Officer effective as of September 20, 2004. Prior to his employment with Haynes, Mr. Maudlin was corporate controller at Jordan Specialty Plastics, Inc. from April, 2001. Prior to that he served as Group Controller for Heritage Environmental Services, Inc. from May 1991 through April 2001. Mr. Maudlin is a licensed CPA in the state of Indiana.

Ms. Neel has served as Vice President, Corporate Affairs of Haynes since April 2000, after having served as Director, Corporate Affairs since joining Haynes in July 1999.

Mr. Pinkham has served as Vice President, Manufacturing Planning since March 2004, after having served in various manufacturing and production capacities since joining Haynes in August 1999.

Mr. Spalding has served as Vice President, Haynes Wire and Chief Operating Officer since February 2006. Prior to this he served as Vice President, North American Sales since he joined Haynes in July 1999.

Mr. Sponaugle has served as Vice President, Business Planning of Haynes since 2000, after having served as Vice President, Sales since June 1998 and in various sales, marketing and manufacturing positions since 1981.

Mr. Young has served as Vice President and Chief Information Officer since November 2005, after having served in various Information Technology positions since joining Haynes in November 1984.

Our by-laws authorize the Board of Directors to designate the number of directors to be not less than three nor more than nine. The Board of Directors has set the number of directors at eight. Directors of Haynes serve until their successors are duly elected and qualified or until their earlier resignation or removal. Officers of Haynes serve at the discretion of the Board of Directors, subject, in the case of Mr. Petro, to the terms of his employment contract.

The Board of Directors has established an Audit Committee, a Compensation Committee and a Corporate Governance Committee. The Audit Committee is responsible for retaining, reviewing and dismissing the independent auditors, reviewing, in connection with the independent auditors, the audit plan, the adequacy of internal controls, the audit report and management letter, and undertaking such other incidental functions as the board may authorize. The Audit Committee is also responsible for reviewing and approving conflict of interest transactions for Haynes. The Board of Directors has determined that Mr. Campion is an audit committee financial expert (as defined by Item 401(h) of Regulation S-K). The Compensation Committee is responsible for administering the stock option plans, determining executive compensation policies and administering compensation plans and salary programs, including performing an annual review of the total compensation and recommended adjustments for all executive officers. The Corporate Governance Committee is responsible for assisting the board by overseeing the performance and composition of the board to ensure effective governance. Except for Mr. Petro, all of the members of the Board of Directors, including all of the members of the Audit Committee, the Compensation Committee and the Corporate Governance Committee, meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

Executive compensation

The following summary compensation table sets forth certain information concerning total compensation paid by us during our last three completed fiscal years to (i) our Chief Executive Officer and (ii) each of our four other most highly compensated executive officers, who served as executive officers as of September 30, 2006 (collectively referred to as the “Named Executive Officers”).

		Annual compensation(1)		Long-term compensation
Name and principal position	Fiscal year	Salary	Bonus	Securities underlying options(2)	All other compensation(3)
Francis J. Petro(4)	2006	$480,000	$288,000	—	$269,749
President & Chief Executive	2005	$480,000	$460,000	—	$343,526
Officer	2004	$473,077	$0	200,000	$317,084
Marcel Martin	2006	$196,923	$85,500	—	$6,543
Vice President, Finance & Chief	2005	$190,000	$140,000	—	$8,021
Financial Officer, Treasurer	2004	$163,992	$0	100,000	$3,678
August A. Cijan	2006	$192,308	$85,500	—	$6,471
Vice President, Operations	2005	$190,000	$106,000	—	$8,167
	2004	$178,051	$0	100,000	$4,171
James A. Laird	2006	$192,308	$85,500	—	$5,798
Vice President, Marketing,	2005	$190,000	$106,000	—	$6,903
Research & European Sales	2004	$157,115	$0	100,000	$5,388
Gregory M. Spalding	2006	$162,308	$40,000	—	$5,561
Vice President, Haynes Wire &	2005	$160,000	$65,000	—	$5,555
Chief Operating Officer	2004	$149,335	$0	50,000	$2,925

(1)               Additional compensation in the form of perquisites was paid to certain of the named officers in the periods presented; however, the amount of such compensation was less than the level required for reporting.

(2)               The options set forth in the table were granted on August 31, 2004 pursuant to the plan of reorganization.

(3)               Premium payments to the group term life insurance plan, gain sharing payments and relocation reimbursements which were made by Haynes, 401(k) match, executive disability, and 401(m) match.

(4)               Includes $289,000, $314,000 and $246,000 for fiscal 2004, 2005 and 2006, respectively which accrued pursuant to our Supplemental Executive Retirement Plan and which is payable upon Mr. Petro’s retirement. For more information, see “Pension Plans—Supplemental Executive Retirement Plan.”

The Chief Executive Officer and each of the Named Executive Officers received a cash bonus payment in the first quarter of fiscal 2007 in connection with our fiscal 2006 management incentive plan. The following table shows the amounts of those payments, which were recommended by the Compensation Committee and approved by the Board based upon certain financial indicators of our performance, including EBITDA and revolver availability, as of and for the year ended September 30, 2006:

Named executive officers	Bonus amount
Francis J. Petro.	$432,000
Marcel Martin.	$148,500
August A. Cijan	$135,000
James A. Laird.	$135,000
Gregory M. Spalding	$63,750

Director compensation

As of January 23, 2007, the non-management members of the Board of Directors of Haynes received a $40,000 per year stipend related to their Board of Directors duties and responsibilities, and $2,000 per meeting. Additionally, there is a $20,000 annual stipend for serving as Chairman of the Board, a $15,000 annual stipend for serving as the chairman of the Audit Committee, and a $10,000 annual stipend for serving as chairman of any other committee of the Board. Directors are reimbursed by Haynes for their out-of-pocket expenses incurred in attending meetings of the Board of Directors. In addition, each non-employee director (other than Mr. Getz) was granted a non-qualified stock option to purchase 15,000 shares of our common stock at a price of $12.80 per share under the Stock Option Plan. Mr. Getz received 15,000 stock options granted on March 31, 2006 at a price of $31.00 per share. Members of the Offering and Pricing Committee will receive $10,000 for their services in such capacity, plus $2,000 for each substantive in-person meeting attended.

Compensation committee interlocks and insider participation

The members of the Compensation Committee as of September 30, 2006 were Timothy J. McCarthy, Ronald W. Zabel and Donald C. Campion. None of the members of the Compensation Committee are now serving or previously have served as employees or officers of Haynes or any subsidiary, and none of our executive officers serve as directors of, or in any compensation related capacity for, companies with which members of the Compensation Committee are affiliated.

Stock option plans

We have two stock option plans that authorize the granting of non-qualified stock options to certain of our key employees and non-employee directors for the purchase of a maximum of 1,500,000 shares of our common stock. Our original option plan was adopted in 2004 pursuant to our plan of reorganization and provides for the grant of options to purchase up to 1,000,000 shares of our common stock. In January 2007, our Board of Directors adopted a new option plan that provides for options to purchase up to 500,000 shares or our common stock. Unless the Compensation Committee determines otherwise, options granted under the option plans are exercisable for a period of ten years from the date of grant and vest 33⅓% per year over three years from the grant date. Upon our emergence from bankruptcy, options were granted to certain of our executive officers and non-employee directors at that time at $12.80 per share. Options granted thereafter are granted at fair market value on the date of grant. As of January 23, 2007, options to purchase 980,000 shares of our common stock were outstanding under the option plans and options covering 520,000 shares of our common stock were available for future grants.

Unvested options will become fully vested upon the occurrence of certain acceleration events, including the death or disability (as defined in the Option Plan) of the participant and certain events constituting a Change in Control (as defined in the option plans). The option plans also authorize the Board of Directors to accelerate the vesting of options upon certain Change in Control events in its discretion or to terminate the options and provide for the purchase of options from the option holders for a price equal to the amount that would have been attained by the holder if the option were fully vested. If an employee participant in the option plan ceases to be an employee of Haynes due to a termination for cause (as defined in the option plan), or if such participant terminates his or her employment with Haynes without good reason (as defined in the option plan), all stock options previously granted to such participant, whether or not vested, will be cancelled and will not be exercisable. If an employee participant ceases to be an employee of Haynes for any reason other than for cause or for good reason, the vested portion of all options granted to such participant under the original option plan will remain exercisable for a period of six months and the remaining options will be forfeited. The 2007 option plan includes similar provisions if the employee participant is terminated for cause, but does not provide for vesting of options if the employee participant terminates employment for good reason.

Option grants in last fiscal year and fiscal year end option values

None of the executive officers named in the summary compensation table were granted or exercised stock options in fiscal 2006. The following table provides the total number of securities underlying unexercised stock options held by the executive officers named in the summary compensation table as of September 30, 2006:

	Number of securities underlying unexercised options at fiscal year end		Value of unexercised in-the-money options at fiscal year end
	Exercisable	Unexercisable	Exercisable	Unexercisable
Francis J. Petro	133,333	66,667	$3,493,325	$ 1,746,675
August A. Cijan	66,667	33,333	1,746,675	873,325
Marcel Martin	66,667	33,333	1,746,675	873,325
James A. Laird	66,667	33,333	1,746,675	873,325
Gregory M. Spalding	33,333	16,667	873,325	436,675

Termination benefits agreements

Haynes has entered into Termination Benefits Agreements with certain executive officers (including the named executive officers) of Haynes, other than Mr. Petro, the Chief Executive Officer. The Termination Benefits Agreements provide for an initial term expiring September 30, 2007, subject to two-year automatic extensions (unless terminated by Haynes or the eligible employee at least 60 days prior to the renewal date).

The Termination Benefits Agreement provides that if an eligible employee’s employment with Haynes is terminated by Haynes without Cause (as defined in the Termination Benefits Agreement), by the employee for Good Reason (as defined in the Termination Benefits Agreements) or by reason of such eligible employee’s disability or death, Haynes will pay the eligible employee (or his estate) his accrued but unpaid Base Salary (as defined in the Termination Benefits Agreement) plus any bonus or incentive compensation earned or payable as of the Date of Termination (as defined in the Termination Benefits Agreement), and a bonus equal to the eligible employee’s total annual target bonus in the fiscal year of the termination pro rated for the number of days the employee worked in the fiscal year. In the event that the eligible employee’s employment is terminated by Haynes for Cause, by the employee without Good Reason or due to the employee’s retirement, Haynes is obligated only to pay the eligible employee his accrued but unpaid Base Salary and any other accrued but unpaid compensation through the Date of Termination. In addition, if within 12 months following a Change in Control (as defined in the Termination Benefits Agreement) the eligible employee’s employment is terminated by the eligible employee with Good Reason or by Haynes without Cause, Haynes must (among other things):

•       pay the eligible employee such eligible employee’s accrued but unpaid Base Salary and any bonus or incentive compensation earned or payable as of the Date of Termination;

•       pay the eligible employee such eligible employee’s Base Salary that would be payable over the 12 months following the Date of Termination;

•       pay the eligible employee a bonus equal to the eligible employee’s total annual target bonus in the fiscal year of the termination; and

•       continue to provide life insurance and medical and hospital benefits to the eligible employee for up to 12 months following the Date of Termination.

As a condition to receipt of severance payments and benefits, the Termination Benefits Agreement requires that eligible employees execute a release of all claims.

Pursuant to the Termination Benefits Agreement, each eligible employee agrees that during his employment with Haynes and for an additional one year following the Date of Termination of the eligible employee’s employment with Haynes, the eligible employee will not, directly or indirectly, engage in any business in competition with the business of Haynes, solicit any customer or employee of Haynes, or disclose any Confidential Information (as defined in the Termination Benefits Agreement).

Employment agreement with our President and Chief Executive Officer

Haynes has entered into an Employment Agreement with its President and Chief Executive Officer, Francis J. Petro, which was entered into August 31, 2004, in connection with our emergence from bankruptcy, and will terminate on September 30, 2007, unless renewed by a subsequent agreement of the parties. Pursuant to this Employment Agreement, Mr. Petro’s base salary is $480,000 per year, with bonus targets to be determined by the Board of Directors annually prior to or at the commencement of the applicable fiscal year. This compensation is identical to the compensation being paid to Mr. Petro prior to the emergence from bankruptcy.

If Mr. Petro’s employment is terminated by reason of the expiration of the employment term, Mr. Petro will be entitled to (i) any earned but unpaid base salary and bonuses and reimbursement of business expenses; and (ii) the benefits that he has been granted under our Supplemental Executive Retirement Plan. In addition, any unvested stock options held by Mr. Petro at the time of the expiration of his employment term will terminate immediately and any vested options will remain exercisable for 90 days following termination or until the option expires, whichever is less.

If Mr. Petro’s employment is terminated by Haynes for “cause” or he resigns without “good reason,” Mr. Petro will be entitled to (i) any earned but unpaid base salary and bonuses and reimbursement of business expenses; and (ii) the benefits that he has been granted under the Supplemental Executive Retirement Plan of Haynes. In addition, (i) if Mr. Petro’s termination is for “cause,” any vested and unvested stock options will terminate immediately; and (ii) if his termination is for “good reason,” any unvested stock options will terminate immediately and any vested options will remain exercisable for 30 days following termination or until the option expires, whichever is less.

If Mr. Petro’s employment is terminated by Haynes without “cause” or by Mr. Petro without “good reason,” Mr. Petro will be entitled to (i) any earned but unpaid base salary and bonuses and reimbursement of business expenses; (ii) two times his annual base salary; (iii) two times his average bonus for the two fiscal years preceding his termination; (iv) continuation of certain health and welfare benefits for two years following termination or until comparable benefits are obtained from a new employer, whichever is less; and (v) the benefits that he has been granted under our Supplemental Executive Retirement Plan. In addition, any unvested stock options will vest immediately and all options held by Mr. Petro will remain exercisable for one year following termination or until the option expires, whichever is less.

If Mr. Petro’s employment is terminated by reason of his death, disability or retirement, Mr. Petro or his heirs, estate, personal representative or legal guardian, as appropriate will be entitled to (i) any earned but unpaid base salary and bonuses and reimbursement of business expenses; and (ii) the benefits that he has been granted under the Supplemental Executive Retirement Plan of Haynes. In addition, any unvested stock options will vest immediately and all options held by Mr. Petro will remain exercisable for one year in the event of death or disability and six months in the event of retirement or until the option expires, whichever is less.

Mr. Petro is subject to a confidentiality restriction during his employment and thereafter, and to non-compete and non-solicitation restrictions during his employment and for two years following termination.

Supplemental executive retirement plan

Effective as of January 1, 2002, Haynes adopted its Supplemental Executive Retirement Plan, which provides benefits to a select group of management and highly compensated employees as selected by our Compensation Committee upon the termination of employment or death of such employee. The benefits to be received by each participant are defined in plan agreements between Haynes and the individual participants. Currently, Francis J. Petro, our President and Chief Executive Officer, is the only participant in the Supplemental Executive Retirement Plan. Pursuant to Mr. Petro’s Plan Agreement, Mr. Petro’s benefit under the Supplemental Executive Retirement Plan is equal to 3% of the product of his years of service and his average compensation, reduced by the value of benefits to which Mr. Petro may be entitled under the Company’s Pension Plan. The benefit will be paid in an actuarial equivalent lump sum payment upon the termination of employment or death as previously elected by Mr. Petro.

U.S. pension plan

Haynes maintains a defined benefit pension plan for the benefit of eligible domestic employees designated as the Haynes International, Inc. Pension Plan. The pension plan is qualified under Section 401 of the Internal Revenue Code, permitting Haynes to deduct for federal income tax purposes all amounts contributed by it to the pension plan pursuant to funding requirements. Our reorganization did not change the terms of the pension plan.

Under the pension plan, all company employees (except those employed pursuant to a written agreement which provides that the employee shall not be eligible to participate, temporary or seasonal employees, or any employees employed in a job category that includes no pension benefits) are eligible to participate in the plan. Participants are eligible to receive an unreduced pension annuity upon the first to occur of (i) reaching age 65, (ii) reaching age 62 and completing ten years of benefit service, or (iii) completing 30 years of benefit service. The final option is available only for union employees hired before June 11, 1999 or for salaried employees who were plan participants in the pension plan on March 31, 1987.

For salaried employees who retire on or after July 2, 2002 under option (i) or (ii) above, and for union employees hired on or after July 3, 1988 who retire on or after July 2, 2002 under option (i), (ii), or (iii) above, the normal monthly pension benefit provided under the pension plan is the greater of (i) 1.4% of the employee’s average monthly earnings multiplied by years of benefit service, plus an additional 0.5% of the employee’s average monthly earnings, if any, in excess of Social Security covered compensation multiplied by years of benefit service up to 35 years, or (ii) the employee’s accrued benefits as of September 30, 2002. For salaried employees who retire on or after July 2, 2002 under option (iii) above (with 30 years of benefit service), the normal monthly pension provided under the pension plan is equal to one of the following as elected by the participant: (i) the accrued benefit as of March 31, 1987 plus any supplemental retirement benefit payable to age 62, (ii) the accrued benefit as of March 31, 1987 plus any supplemental retirement benefit payable to any age elected by the participant (prior to 62) and thereafter the actuarial equivalent of the benefit payable for retirement under options (i) and (ii) above, or (iii) if the participant is at least age 55, the actuarial equivalent of the benefit payable for retirement under options (i) and (ii) above. Salaried employees who commenced employment with Haynes after December 31, 2005 are not eligible to participate in the plan.

There are provisions for delayed retirement, early retirement benefits, disability retirement, death benefits, optional methods of benefits payments, payments to an employee who leaves after five or more years of service, and payments to an employee’s surviving spouse. Participants’ interests are vested and they are eligible to receive pension benefits after completing five years of service. However, all participants as of October 1, 2001, became 100% vested in their benefits on that date. Vested benefits are generally paid beginning at or after age 55.

The following table sets forth the range of estimated annual benefits payable upon retirement for graduated levels of average annual earnings and years of service for employees under the plan, based on retirement at age 65 on or after October 1, 2006. The maximum annual salary permitted for 2006 under Section 401(a)(17) of the Code is $220,000. The maximum annual benefit permitted for 2006 under Section 415(b) of the Code is $175,000.

	Years of service
Average annual remuneration	15	20	25	30	35
$100,000	$24,656	$32,875	$41,094	$49,312	$57,531
$150,000	38,906	51,875	64,844	77,812	90,781
$200,000	53,156	70,875	88,594	106,312	124,031
$250,000	58,856	78,475	98,094	117,712	137,331
$300,000	58,856	78,475	98,094	117,712	137,331
$350,000	58,856	78,475	98,094	117,712	137,331
$400,000	58,856	78,475	98,094	117,712	137,331
$450,000	58,856	78,475	98,094	117,712	137,331

The estimated credited years of service of each of the named executive officers as of September 30, 2006 are as follows:

Named executive officer	Credited service
Francis J. Petro	7
Marcel Martin	20
August A. Cijan	13
James A. Laird	23
Gregory M. Spalding	7

U.K. pension plan

Haynes maintains a pension plan for its employees of Haynes International, Ltd., our U.K. subsidiary. The U.K. pension plan is a contributory plan under which eligible employees contribute 3.5% or 6% of their annual earnings. Normal retirement age under the U.K. pension plan is age 65. The annual pension benefit provided at normal retirement age under the U.K. pension plan ranges from 1% to 1 2/3% of the employee’s final average annual earnings for each year of credited service, depending on the level of employee contributions made each year during the employee’s period of service with Haynes. The maximum annual pension benefit for employees with at least 10 years of service is two-thirds of the individual’s final average annual earnings. Similar to the U.S. pension plan, the U.K. pension plan also includes provisions for delayed retirement benefits, early retirement benefits, disability and death benefits, optional methods of benefit payments, payments to employees who leave after a certain number of years of service, and payments to an employee’s surviving spouse. The U.K. pension plan also provides for payments to an employee’s surviving children. Our reorganization did not change the terms of the U.K. pension plan.

Profit sharing and savings plan

We maintain the Haynes International, Inc. Combined Profit Sharing and Savings Plan to provide retirement, tax-deferred savings for eligible domestic employees and their beneficiaries. The profit sharing and savings plan consists of Cabot profit sharing and Cabot PAYSOP accounts attributable to matching made by us under prior plans and profit sharing contributions based on our profits and savings accounts attributable to employee pre-tax deferrals and after-tax contributions. The profit sharing and savings plan is qualified under Section 401 of the Internal Revenue Code, permitting us to deduct for federal income tax purposes all amounts contributed by it to the profit sharing and savings plan. We regularly makes matching contributions based on participant elective pre-tax contributions; however, no profit sharing contributions were made to the profit sharing and savings plan for the fiscal years 2004, 2005, or 2006. Our reorganization did not change the terms of the profit sharing and savings plan.

Under the profit sharing and savings plan, all of our employees (except those employed pursuant to a written agreement which provides that the employee shall not be eligible to participate, those who are classified as an independent contractor even if later determined to be an employee, leased employees, and employees of an affiliated employer who has not adopted the plan in writing) are eligible to participate in the plan. Employees completing a one-month period of employment are eligible to participate in the elective pre-tax, after-tax voluntary, and our matching portions of the plan. Employees completing a 12-month period of employment are eligible to participate in our profit sharing contribution portion of the plan.

Participants may choose to make elective pre-tax contributions to the plan in amounts up to 50% of their plan compensation. Participants may also choose to make after-tax contributions to the plan in amounts up to 20% of their plan compensation. Eligible employees may make a rollover contribution to the plan if accepted by the plan administrator pursuant to the terms of the plan.

Effective June 14, 1999, we agreed to match 50% of a participant’s elective pre-tax and after-tax contributions to the plan up to a maximum contribution of 3% of the participant’s plan compensation. Each participant’s share in our profit sharing allocation, if any, is represented by the percentage, which his or her plan compensation (up to $225,000 in 2007) bears to the total plan compensation of all participants in the profit sharing and savings plan. Salaried employees hired after December 31, 2005 are not covered by the pension plan, but are eligible for an enhanced matching program in the combined profit sharing and savings plan under which Haynes matches 60% of a participant’s contributions up to a maximum of 6% of the participant’s compensation.

Participants who elect to make elective pre-tax and/or after-tax contributions to the plan and receive our match are immediately vested in their accounts attributable to those contributions. For plan years starting before January 1, 2007, participants become 100% vested in any of our profit sharing contributions made on their behalf after completing five years of service. For plan years starting on or after January 1, 2007 participants become 100% vested in any of our profit sharing contributions made on their behalf after completing three years of service.

Participants may make withdrawals from their vested accounts while still employed under certain circumstances pursuant to the terms of the profit sharing and savings plan. Under the profit sharing portion of the plan, vested individuals account balances attributable to our contributions may be withdrawn only after the amount to be distributed has been held by the plan trustee in the account for at least 24 consecutive calendar months.

Limitation on liability and indemnification agreements

Effective August 13, 2006, Haynes agreed to indemnify Francis J. Petro, John C. Corey, Timothy J. McCarthy, Donald C. Campion, Paul J. Bohan, Ronald W. Zabel, William P. Wall and Robert H. Getz, each of whom is a member of the Board of Directors, against loss or expense arising from such individuals’ service to Haynes and its subsidiaries and affiliates, and to advance attorneys fees and other costs of defense to such individuals in respect of claims that may be eligible for indemnification under certain circumstances.

Certain transactions

August 2004 registration rights agreement

The following is a summary of certain provisions of the registration rights agreement that we entered into in August 2004 for the benefit of stockholders who were issued shares of our common stock pursuant to our plan of reorganization. Readers are encouraged to review the complete registration rights agreement, which is included as an exhibit to the registration statement of which this prospectus is a part.

In connection with the registration rights agreement, we filed a registration statement with the Securities and Exchange Commission on May 16, 2005 and have maintained the effectiveness of such registration statement. We are permitted to suspend the right of a holder to sell pursuant to this registration statement under certain circumstances relating to pending corporate developments and similar events.

Parties to the registration rights agreement are entitled to piggyback registration rights relating to this offering, and the selling stockholders in this offering (other than our directors and officers) are exercising these rights.

Indemnification agreements

We have entered into agreements to indemnify our Board of Directors in addition to the indemnification provided for in our amended and restated certificate of incorporation and by-laws. For more information regarding indemnification matters, see “Management—Limitations on liability and indemnification.”

Stock option grants

Since August 2004, we have granted options to purchase an aggregate of 980,000 shares of our common stock to our current directors and executive officers, including each of our executive officers named in the Summary Compensation Table, at a weighted-average exercise price of $14.49. For more information see “Management—Stock option plan.”

Employment agreement

We have entered into a formal executive employment agreement with Francis Petro, our President and Chief Executive Officer. For more information see “Management—Employment agreement with our President and Chief Executive Officer.”

Principal and selling stockholders

The following table provides, as of the date of this prospectus, information regarding the beneficial ownership of the shares of our common stock by:

•       each of our named executive officers and directors,

•       all of our directors and executive officers as a group,

•       each person known to Haynes to be the beneficial owner of more than five percent of any class of our voting securities as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and

•       each other selling stockholder.

The information below assumes no exercise of the underwriters’ over-allotment option.

	Amount and nature of beneficial ownership	Percentage of class before this offering	Amount being sold in this offering	Percentage of class after this offering
Named executive officers and directors(1)(2):
Francis J. Petro	138,040	1.4%
John C. Corey	10,000	*
Paul J. Bohan	10,000	*
Donald C. Campion	10,000	*
Robert H. Getz	5,000	*
Timothy J. McCarthy	10,000	*
William P. Wall	10,000	*
Ronald W. Zabel	10,000	*
August A. Cijan	66,667	*
James A. Laird	66,667	*
Marcel Martin	66,667	*
Gregory Spalding	33,333	*
All directors and executive officers as a group (19 persons)(3)	628,328	6.28%
Principal stockholders:	—
JANA Partners LLC(4) 200 Park Avenue, Suite 3300 New York, NY 10166	1,501,900	15.0%
Jefferies Group, Inc.(5) 520 Madison Avenue, 12th Floor New York, New York, 10022	649,991	6.5%

Harbinger Capital Partners Master Fund I, Ltd.(6) c/o International Fund Services (Ireland) Limited Third Floor, Bishop’s Square, Redmond’s Hill Dublin 2, Ireland	2,500,000	25.0%
Harbinger Capital Partners Offshore Manager, L.L.C.(7) One Riverchase Parkway South Birmingham, Alabama 35244	2,500,000	25.0%
HMC Investors, L.L.C.(8) One Riverchase Parkway South Birmingham, Alabama 35244	2,500,000	25.0%
Harbert Management Corporation(9) One Riverchase Parkway South Birmingham, Alabama 35244	2,800,000	28.0%
Philip Falcone(10) 555 Madison Avenue, 16th Floor New York, New York 10022	2,800,000	28.0%
Raymond J. Harbert(11) One Riverchase Parkway South Birmingham, Alabama 35244	2,800,000	28.0%
Michael D. Luce(12) One Riverchase Parkway South Birmingham, Alabama 35244	2,800,000	28.0%
Other selling stockholders(1)(13):
Charles J. Sponaugle, Vice President Business Planning	33,623	*
Jean C. Neel, Vice President Corporate Affairs	33,333	*
Michael Douglas, Vice President Tubular Products	16,666	*
Scott Pinkham, Vice President Manufacturing Planning	33,333	*
Jeff Young, Vice President & Chief Information Officer	33,333	*
Daniel E. Maudlin, Controller and Chief Accounting Officer	33,333	*

*       Represents beneficial ownership of less than one percent of the outstanding common stock.

(1)               The business address of each person indicated is c/o Haynes International, Inc., 1020 West Park Avenue, Kokomo, Indiana 46904-9013.

(2)               Shares beneficially owned before this offering include shares issuable pursuant to options exercisable within 60 days after the date of this prospectus as follows: for Mr. Petro, options to purchase 133,333 shares; for Mr. Corey, options to purchase 10,000 shares; for Mr. Bohan, options to purchase 10,000 shares; for Mr. Campion, options to purchase 10,000 shares; for Mr. Getz, options to purchase 5,000 shares; for Mr. McCarthy, options to purchase 10,000 shares; for Mr. Wall, options to purchase 10,000 shares; for Mr. Zabel, options to purchase 10,000 shares; for Mr. Cijan, options to purchase 66,666 shares; for Mr. Laird, options to purchase 66,666 shares; for Mr. Martin, options to purchase 66,666 shares; and for Mr. Spalding, options to purchase 33,333 shares.

(3)               Includes                shares subject to options exercisable within 60 days of the date of this prospectus.

(4)               Based solely upon Form 13F filed with the Securities and Exchange Commission on November 14, 2006. JANA Partners LLC, a Delaware limited liability company, is a private money management firm which holds our common stock in various accounts under its management and control. The principals of JANA Partners LLC are Barry Rosenstein and Gary Claar.

(5)               Based solely upon Schedule 13G filed with the Securities and Exchange Commission on October 27, 2006.

(6)               Based solely upon Schedule 13D filed with the Securities and Exchange Commission on August 4, 2006. Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”) may be deemed to be the beneficial owner of 2,500,000 shares, constituting 25.0% of our shares, based upon 10,000,000 shares outstanding. The Master Fund has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,500,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,500,000 shares.

(7)               Based solely upon Schedule 13D filed with the Securities and Exchange Commission on August 4, 2006. Harbinger Capital Partners Offshore Manager, L.L.C. (“Harbinger Management”) is the investment manager of the Master Fund. Harbinger Management may be deemed to be the beneficial owner of 2,500,000 shares, constituting 25.0% of our shares, based upon 10,000,000 shares outstanding. Harbinger Management has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,500,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,500,000 shares. Harbinger Management specifically disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

(8)               Based solely upon Schedule 13D filed with the Securities and Exchange Commission on August 4, 2006. HMC Investors, L.L.C. (“HMC Investors”) is the managing member of the Master Fund. HMC Investors may be deemed to be the beneficial owner of 2,500,000 shares, constituting 25.0% of our shares, based upon 10,000,000 shares outstanding. HMC Investors has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,500,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,500,000 shares. HMC Investors specifically disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

(9)               Based solely upon Schedule 13D filed with the Securities and Exchange Commission on August 4, 2006. Harbert Management Corporation (“HMC”) is the managing member of HMC Investors. HMC may be deemed to be the beneficial owner of 2,800,000 shares, constituting 28.0% of our shares, based upon 10,000,000 shares outstanding. HMC has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,800,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,800,000 shares. HMC specifically disclaims beneficial ownership in the shares reported herein except to the extent of its pecuniary interest therein.

(10)         Based solely upon Schedule 13D filed with the Securities and Exchange Commission on August 4, 2006. Philip Falcone is a shareholder of HMC and the portfolio manager of the Master Fund and the Harbinger Capital Partners Special Situations Fund, L.P. (“Special Situations Fund”). Mr. Falcone may be deemed to be the beneficial owner of 2,800,000 shares, constituting 28.0% of our shares, based upon 10,000,000 shares outstanding. Mr. Falcone has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,800,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,800,000 shares. Mr. Falcone specifically disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

(11)         Based solely upon Schedule 13D filed with the Securities and Exchange Commission on August 4, 2006. Raymond J. Harbert is a shareholder of HMC. Mr. Harbert may be deemed to be the beneficial owner of 2,800,000 shares, constituting 28.0% of our shares, based upon 10,000,000 shares outstanding. Mr. Harbert has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,800,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,800,000 shares. Mr. Harbert specifically disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

(12)         Based solely upon Schedule 13D filed with the Securities and Exchange Commission on August 4, 2006. Michael D. Luce is a shareholder of HMC. Mr. Luce may be deemed to be the beneficial owner of 2,800,000 shares, constituting 28.0% of our shares, based upon 10,000,000 shares outstanding. Mr. Luce has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 2,800,000 shares; has sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 2,800,000 shares. Mr. Luce specifically disclaims beneficial ownership in the shares reported herein except to the extent of his pecuniary interest therein.

(13)         Shares beneficially owned before this offering include shares issuable pursuant to options exercisable within 60 days after the date of this prospectus as follows: for Messrs. Sponaugle, Pinkham, Young and Maudlin and Ms. Neel, options to purchase 33,333 shares; for Mr. Douglas, options to purchase 16,666 shares; and for Mr. Losch, options to purchase 8,333 shares.

Description of capital stock

The following information describes our common stock and preferred stock and certain provisions of our second restated certificate of incorporation and by-laws. This description is a summary. You can obtain more information about our capital stock by reviewing our by-laws and certificate of incorporation, which were filed as exhibits to the registration statement of which this prospectus forms a part.

Our authorized capital stock consists of 20.0 million shares of common stock, par value $0.001 per share, and 20.0 million shares of preferred stock, par value $0.001 per share. At our annual meeting of stockholders to be held on February 20, 2007, our stockholders will vote upon a proposal to increase the number of authorized shares of common stock to 40.0 million.

Common stock

As of the date of this prospectus, 10.0 million shares of our common stock were issued and outstanding. After giving effect to the sale of common stock offered by us in this offering, there will be 11.3 million shares of common stock outstanding, or 11.45 million shares if the underwriters exercise their over-allotment option in full. For more information see “Underwriting.”

The holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our common stockholders have no preemptive, redemption, cumulative voting or conversion rights. Our common stockholders are entitled to receive dividends out of funds legally available for distribution when and if declared by our Board of Directors, in its sole discretion. For more information see “Dividend policy.”

The holders of shares of our common stock shall share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

The transfer agent and registrar for the shares of our common stock is Wells Fargo Bank, N.A. located at 161 North Concord Exchange South, St. Paul, Minnesota 55075 and can be contacted by telephone at (651) 552-6948.

Preferred stock

As of the date of this prospectus, there are no shares of preferred stock issued and outstanding, and, except in connection with the preferred share purchase rights described below, we have no current plans to issue any shares of our preferred stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock not currently authorized on the rights of holders of shares of our common stock until the Board of Directors determines the specific rights attached to the shares of any such class of preferred stock. The effects of an issuance by us of preferred stock not currently authorized could include one or more of the following: restricting dividends on shares of our common stock, diluting the voting power of shares of our common stock, impairing the liquidation rights of shares of our common stock, or delaying or preventing a change of control.

Our Board of Directors has the authority under our certificate of incorporation, without action by stockholders, to classify or reclassify any unissued shares of our preferred stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of the shares of such preferred stock.

Preferred share purchase rights

On August 13, 2006, Haynes entered into a Rights Agreement with Wells Fargo Bank, N.A., as rights agent. In connection with the adoption of the Rights Agreement, the Board of Directors of Haynes declared a dividend of one preferred share purchase right for each outstanding share of our common stock, par value $.001 per share. The dividend was payable on August 25, 2006 to stockholders of record as of the close of business on such date. In addition, one preferred share purchase right automatically attached to each share of common stock issued between August 25, 2006 and the date on which the rights become exercisable. Once exercisable, each preferred share purchase right will allow its holder to purchase from Haynes one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, for $135.00, subject to adjustment under certain conditions.

The preferred share purchase rights have certain anti-takeover effects. The preferred share purchase rights will cause substantial dilution to a person or group who attempts to acquire Haynes on terms not approved by the Board, except pursuant to an offer conditioned on a substantial number of preferred share purchase rights being acquired. The preferred share purchase rights should not interfere with any merger or other business combination approved by the Board prior to any person or group becoming an Acquiring Person since the Board may redeem the preferred share purchase rights at $0.01 per Right at any time until the date on which a person or group has become an Acquiring Person.

The preferred share purchase rights will not be exercisable until:

•       10 days after the public announcement that a person or group has (subject to certain exceptions) become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of our outstanding common stock (or with respect to any person or group beneficially owning 15% or more of the outstanding common stock at the time of adoption of the Rights Agreement or at any time thereafter and prior to the first public announcement of the adoption of the Rights Agreement, by acquiring beneficial ownership of any additional shares of common stock after the first public announcement of the adoption of the Rights Agreement if after giving effect to such acquisition such person or group owns 15% or more of the outstanding common stock); or

•       10 business days (or a later date determined by the Board before any person or group becomes an Acquiring Person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an Acquiring Person.

The date when the preferred share purchase rights become exercisable is referred to as the “Distribution Date.” Until that date, the common stock certificates will also evidence the preferred share purchase rights, any transfer of shares of common stock will constitute a transfer of preferred share purchase rights, and new common stock certificates issued after the record date will contain a notation referencing the Rights Agreement. After the Distribution Date, the

preferred share purchase rights will separate from the common stock and be evidenced by preferred share purchase rights certificates that Haynes will mail to all eligible holders of common stock. Any preferred share purchase rights held by an Acquiring Person will be void and may not be exercised.

If a person or group becomes an Acquiring Person, all holders of preferred share purchase rights (except the Acquiring Person) may exercise the rights and purchase for the $135.00 purchase price shares of common stock with a market value of two times $135.00, based on the market price of the common stock prior to such acquisition. In the event Haynes does not have a sufficient number of common shares available, Haynes may under certain circumstances substitute preferred shares for the common shares into which the preferred share purchase rights would have otherwise been exercisable.

If we are acquired in a merger or similar transaction after an Acquiring Person becomes such, all holders of preferred share purchase rights (except the Acquiring Person) may exercise the rights and purchase shares of the acquiring company, for $135.00, with a market value of two times $135.00, based on the market price of the acquiring company’s stock prior to such merger.

Each share of Series A Junior Participating Preferred Stock, if issued:

•       will not be redeemable;

•       will entitle holders to quarterly dividend payments of $10.00, or an amount equal to 1,000 times the dividend paid on one share of common stock, whichever is greater;

•       will entitle holders upon liquidation either to receive $1,000.00 or an amount equal to 1,000 times the payment made on one share of common stock, whichever is greater;

•       will have 1,000 votes and vote together with the common stock, except as required by law; and

•       if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to 1,000 times the payment made on one share of common stock.

Because of the nature of the dividend, liquidation and voting rights of the Series A Junior Participating Preferred Stock, the value of one one-thousandth interest in a Series A Junior Participating Preferred Stock should approximate the value of one share of common stock.

The Board may redeem the preferred share purchase rights, in whole but not in part, for $.01 per preferred share purchase right at any time before any person or group becomes an Acquiring Person. If the Board redeems any preferred share purchase rights, it must redeem all of the preferred share purchase rights. Once the preferred share purchase rights are redeemed, the only right of the holders of preferred share purchase rights will be to receive the redemption price of $.01 per preferred share purchase rights. The redemption price will be adjusted if in the event of a stock split or stock dividends of the common stock.

After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock, the Board may extinguish the preferred share purchase rights by exchanging one share of common stock or an equivalent security for each preferred share purchase rights, other than preferred share purchase rights held by the Acquiring Person.

The preferred share purchase rights will expire at 5:00 P.M., Minneapolis, Minnesota time, on the earlier of (a) August 13, 2016 or (b) the thirtieth (30th) day following the date of the 2007 Annual Meeting of Stockholders of Haynes if at such meeting the stockholders, by the affirmative vote of a majority of stockholders present, in person or by proxy, and entitled to vote on such matter, vote to terminate the Rights Agreement. The Board may amend the Rights Agreement at any time, including to shorten or lengthen any time period; provided, that, the Rights Agreement may not be amended in any manner which would negatively affect the holders of preferred share purchase rights at any time after a person or group becomes an Acquiring Person. The preferred share purchase rights may be redeemed or exchanged prior to the expiration date by the Board.

At our annual meeting of stockholders to be held on February 20, 2007, our stockholders will vote upon a proposal to ratify and continue the Rights Agreement.

Indemnification of directors and officers

We are a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Pursuant to authority conferred by Delaware law, our certificate of incorporation contains provisions providing that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to us or our stockholders for breach of the duty of care.

Our certificate of incorporation and by-laws contain provisions requiring us to indemnify and advance expenses to our directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for our directors and officers against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advancement and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and in certain cases only if the director or officer is not adjudged to be liable to us.

Delaware anti-takeover law and certain charter and by-law provisions

We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date that the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our certificate of incorporation and by-laws provide that vacancies on our Board of Directors during the interim between our annual stockholder meetings or special meetings of our stockholders called for the election of directors may be filled by a vote of a majority of the directors then in office. Furthermore, any director may be removed only for cause by a vote of a majority of the voting power of the shares of our common stock entitled to vote for the election of directors. These provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us and therefore may limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Our certificate of incorporation and by-laws do not permit action by our stockholders by written consent. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next annual stockholders’ meeting, particularly because special meetings of the stockholders may only be called by a resolution adopted by a majority of the Board of Directors, the Chairman of the Board of Directors or the President of Haynes. The ability of the stockholders to call a special meeting of the stockholders is specifically denied. These provisions may also discourage another person or entity from making a tender offer for our stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as election of new directors or approving a merger) only at a duly called stockholders meeting.

Shares eligible for future sale

Prior to this offering, our common stock was not listed on any national securities exchange and was not actively traded. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Upon completion of this offering, we will have         shares of common stock outstanding, assuming the exercise of the underwriters’ over-allotment option and no exercise of any options and warrants outstanding. Of these shares,         shares, or         shares if the underwriters exercise their over-allotment option in full, will be freely transferable without restriction or registration under the Securities Act. The remaining         shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to these volume limitations, manner of sale provisions, public information requirements or notice requirements.

Registration rights

Upon completion of this offering, the holders of         shares of common stock will be entitled to various rights with respect to the registration of these shares under the Securities Act. See “Certain transactions.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Stock options

As of January 23, 2007, options to purchase a total of 980,000 shares of common stock were outstanding. An additional 520,000 shares of common stock were available for future option grants under our stock option plans.

Lock-up agreements

Our executive officers and directors and the selling stockholders who will hold an aggregate of approximately         shares of our common stock after completion of this offering (assuming no exercise of the underwriters’ over-allotment option), have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, shares of common stock for a period of 90 days after the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc. For further information, see “Underwriting.”

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager and representative of the underwriters for this offering. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and each selling stockholder have severally agreed to sell to each underwriter, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of our common stock listed next to such underwriter’s name in the following table:

Name	Number of shares
J.P. Morgan Securities Inc.
Bear, Stearns & Co. Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.

Total	2,000,000

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the public offering price. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representative has advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to 300,000 additional shares of our common stock from the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters per share of common stock. The underwriting fee is $         per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-allotment exercise	With full over-allotment exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $        , $         of which will be paid by us and $         of which will be paid by the selling stockholders.

A prospectus and accompanying prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus. In addition, our directors, our executive officers and the selling stockholders entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for the same 90-day restricted period, may not, without the prior written consent of J.P. Morgan Securities Inc.:

•       offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by any such person in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant) or

•       enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The 90-day restricted period described above is subject to extension under certain circumstances. If:

•       during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or

•       prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders, jointly and severally, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to list our common stock on The NASDAQ Global Market under the symbol HAYN.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated by the Securities and Exchange Commission, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Determination of offering price

Prior to this offering, our common stock was not listed on any national securities exchange, and was quoted in the “pink sheets” under the symbol HYNI.PK. The initial public offering price of the common stock being offered by this prospectus will be determined by negotiation by us, the selling stockholders and the representative of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representative of the underwriters expect to consider a number of factors including:

•       the information set forth in this prospectus and otherwise available to the representative;

•       our prospects and the history and prospects for the industry in which we compete;

•       an assessment of our management;

•       our prospects for future earnings;

•       the general condition of the securities markets at the time of this offering;

•       the recent market prices of, and demand for, publicly traded common stock of generally comparable companies;

•       the historical trading prices of our common stock in the “pink sheets,” which may not be indicative of prices that will prevail in the trading market for our common stock on The NASDAQ Global Market; and

•       other factors deemed relevant by the representative, us and the selling stockholders.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

An affiliate of J.P. Morgan Securities Inc. is a lender under the U.S. revolving credit facility that we intend to repay with our net proceeds from this offering. As a result, because more than 10% of the net proceeds of this offering may be received by the underwriters or their affiliates, this offering is being conducted in compliance with Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Rule 2710(h) requires that the price at which an equity issue is to be distributed to the public be established at a price no higher than that recommended by a “qualified independent underwriter,” as defined by the National Association of Securities

Dealers. Bear, Stearns & Co. Inc. is serving in that capacity and has performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. We have agreed to indemnify Bear, Stearns & Co. Inc. in its capacity as a qualified independent underwriter, and its controlling persons, against certain liabilities, including certain liabilities under the Securities Act of 1933.

Certain sales outside the United States

Each underwriter has agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area (the European Union, Iceland, Norway and Liechtenstein) which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of our common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of our common stock to the public in that Relevant Member State at any time:

•       to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•       to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•       in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression “EU Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Legal matters

The validity of the shares of common stock being offered hereby and certain other matters are being passed upon for us by Ice Miller LLP, Indianapolis, Indiana. Certain legal matters relating to the offering are being passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

Experts

The consolidated financial statements as of September 30, 2006 and 2005, and for the fiscal years ended September 30, 2006 and September 30, 2005, the period September 1, 2004 (inception) to September 30, 2004 (collectively, successor Haynes International, Inc.), the period October 1, 2003 to August 31, 2004, and the fiscal year ended September 30, 2003 (collectively, predecessor Haynes International, Inc.) and management’s report on the effectiveness of internal control over financial reporting as of September 30, 2006 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein (which reports (1) express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to our application of AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, and an explanatory paragraph regarding our change of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

Haynes has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed therewith. For further information with respect to Haynes and the common stock offered hereby, please refer to the registration statement. You may read and copy any document Haynes files, including the registration statement, at the SEC’s public reference rooms at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of the registration statement by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1850, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet World Wide Web site that contains reports, information statements and other information about issuers, including Haynes, who file electronically with the SEC. The address of that site is http://www.sec.gov.

We also maintain a website at http://www.haynesintl.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

Haynes International, Inc.
Index to consolidated financial statements

Page

Audited Consolidated Financial Statements of Haynes International, Inc. (Haynes—successor) as of September 30, 2006 and 2005 and for the years ended September 30, 2006 and September 30, 2005 and for the period September 1, 2004 to September 30, 2004 and Haynes International, Inc. (Haynes—predecessor) for the period October 1, 2003 to August 31, 2004

Reports of independent registered public accounting firm	F-2
Consolidated balance sheets	F-4
Consolidated statements of operations	F-5
Consolidated statements of comprehensive income (loss)	F-6
Consolidated statements of stockholders’ equity (deficiency)	F-7
Consolidated statements of cash flow	F-8
Notes to consolidated financial statements	F-9

Report of independent registered public
accounting firm

To The Board of Directors and Stockholders of
Haynes International, Inc.

We have audited the accompanying consolidated balance sheets of Haynes International, Inc. and subsidiaries (“Haynes—successor”) as of September 30, 2005 and 2006, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the period September 1, 2004 (inception) to September 30, 2004 and for the years ended September 30, 2005 and 2006. We have also audited the Haynes International, Inc. and subsidiaries (“Haynes—predecessor”) consolidated statements of operations, comprehensive income (loss), stockholders’ equity (deficiency) and cash flows for the period October 1, 2003 to August 31, 2004. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, on August 16, 2004, the bankruptcy court entered an order confirming the plan of reorganization of Haynes—predecessor which became effective after the close of business on August 31, 2004. Accordingly, the accompanying consolidated balance sheets as of September 30, 2005 and 2006 and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of Haynes—successor for the period September 1, 2004 (inception) to September 30, 2004 and for the years ended September 30, 2005 and 2006, have been prepared in conformity with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, as a new entity with assets, liabilities and capital structure having carrying values not comparable with prior periods.

In our opinion, the consolidated financial statements referred to above of Haynes—successor present fairly, in all material respects, the financial position of Haynes—successor as of September 30, 2005 and 2006, and the results of their operations and their cash flows for the period September 1, 2004 (inception) to September 30, 2004 and for the years ended September 30, 2005 and 2006, in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the consolidated financial statements referred to above for Haynes—predecessor present fairly, in all material respects, the results of their operations and their cash flows for the period October 1, 2003 to August 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective October 1, 2005, Haynes—successor changed its method of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 7, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
December 7, 2006

Attestation report of independent registered public accounting firm

To the Board of Directors and Stockholders of
Haynes International, Inc.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that Haynes International, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 30, 2006 of the Company and our report dated December 7, 2006 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s change of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ DELOITTE & TOUCHE LLP
Indianapolis, Indiana
December 7, 2006

Haynes International, Inc. and subsidiaries
consolidated balance sheet

At September 30, (in thousands, except share data)	2005	2006
Assets
Current assets:
Cash and cash equivalents	$2,886	$6,182
Restricted cash—current portion	110	110
Accounts receivable, less allowance for doubtful accounts of $1,514 and $1,751, respectively	58,730	77,962
Inventories, net	147,860	179,712
Deferred income taxes	7,298	10,759
Total current assets	216,884	274,725
Property, plant and equipment, net	85,125	88,921
Deferred income taxes—long term portion	27,665	27,368
Prepayments and deferred charges, net	2,457	2,719
Restricted cash—long term portion	550	440
Goodwill	43,055	42,265
Other intangible assets	11,386	9,422
Total assets	$387,122	$445,860
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$45,495	$45,487
Income taxes payable	399	2,294
Accrued pension and postretirement benefits	5,527	8,134
Revolving credit facilities	104,468	116,836
Current maturities of long term obligations	1,501	110
Total current liabilities	157,390	172,861
Long-term obligations (less current portion)	414	3,097
Accrued pension and postretirement benefits	117,449	118,354
Total liabilities	275,253	294,312
Stockholders’ equity:
Common stock, $0.001 par value (20,000,000 shares authorized, 10,000,000 shares issued and outstanding)	10	10
Preferred stock, $0.001 par value (20,000,000 shares authorized, 0 shares issued and outstanding)	—	—
Additional paid-in capital	120,972	122,937
Accumulated earnings (deficit)	(7,780)	27,760
Accumulated other comprehensive income (loss)	(512)	841
Deferred stock compensation	(821)	—
Total stockholders’ equity	111,869	151,548
Total liabilities and stockholders’ equity	$387,122	$445,860

See notes to consolidated financial statements.

Haynes International, Inc. and subsidiaries
consolidated statements of operations

(in thousands, except per	Predecessor		Successor
share data)	Period October 1, 2003 to August 31,	Period September 1, 2004 to September 30,	Year Ended September 30,
	2004	2004	2005	2006
Net revenues	$209,103	$24,391	$324,989	$434,405
Cost of sales	171,652	26,136	288,669	325,573
Selling, general and administrative	24,038	2,658	32,963	40,296
Research and technical	2,286	226	2,621	2,659
Restructuring and other charges	4,027	429	628	—
Operating income (loss)	7,100	(5,058)	108	65,877
Interest expense (contractual interest of $20,876 for the period October 1, 2003 to August 31, 2004)	13,964	354	6,385	8,121
Interest income	(35)	(6)	(32)	(97)
Income (loss) before reorganization items and income taxes	(6,829)	(5,406)	(6,245)	57,853
Reorganization items	177,653	—	—	—
Income (loss) before income taxes	170,824	(5,406)	(6,245)	57,853
Provision for (benefit from) income taxes	90	(1,760)	(2,111)	22,313
Net income (loss)	$170,734	$(3,646)	$(4,134)	$35,540
Net income (loss) per share:
Basic	$1,707,340	$(0.36)	$(0.41)	$3.55
Diluted	$1,707,340	$(0.36)	$(0.41)	$3.46
Weighted average shares outstanding:
Basic	100	10,000,000	10,000,000	10,000,000
Diluted	100	10,000,000	10,000,000	10,270,642

See notes to consolidated financial statements.

Haynes International, Inc. and subsidiaries
consolidated statements of comprehensive income (loss)

	Predecessor	Successor
(in thousands)	Period October 1, 2003 to August 31,	Period September 1, 2004 to September 30,	Year Ended September 30,
	2004	2004	2005	2006
Net income (loss)	$170,734	$(3,646)	$(4,134)	$35,540
Other comprehensive income (loss), net of tax:
Minimum pension adjustment	—	—	—	(217)
Foreign currency translation adjustment	2,124	363	(875)	1,570
Other comprehensive income (loss)	2,124	363	(875)	1,353
Comprehensive income (loss)	$172,858	$(3,283)	$(5,009)	$36,893

See notes to consolidated financial statements.

Haynes International, Inc. and subsidiaries
consolidated statements of stockholders’ equity

(in thousands, except share data)	Common Stock		Additional Paid-in	Retained Earnings (Accumulated	Deferred Stock	Accumulated Other Comprehensive	Total Stockholders’ Equity
	Shares	Par	Capital	Deficit)	Compensation	Income (Loss)	(Deficiency)
Predecessor
Balance October 1, 2003	100	$—	$51,381	$(222,232)	$—	$(2,007)	$(172,858)
Net income				170,734			170,734
Other comprehensive income						2,124	2,124
Plan of reorganization and fresh-start:
Elimination of accumulated deficit	—	—	—	51,498		(117)	51,381
Cancellation of predecessor company shares	(100)		(51,381)				(51,381)
Issuance of stock under plan of reorganization	10,000,000	10	118,726				118,736
Balance August 31, 2004	10,000,000	$10	$118,726	$—	$—	$—	$118,736

Successor
Balance September 1, 2004	10,000,000	$10	$118,726	$—	$—	$—	$118,736
Net loss				(3,646)			(3,646)
Other comprehensive income						363	363
Grant of stock options			2,419		(2,419)
Amortization of deferred stock compensation					123		123
Balance September 30, 2004	10,000,000	$10	$121,145	$(3,646)	$(2,296)	$363	$115,576
Net loss				(4,134)			(4,134)
Other comprehensive loss						(875)	(875)
Forfeiture of stock options			(173)		173		—
Amortization of deferred stock compensation					1,302		1,302
Balance September 30, 2005	10,000,000	$10	$120,972	$(7,780)	$(821)	$(512)	$111,869
Net income				35,540			35,540
Other comprehensive income						1,353	1,353
Reclass reporting of deferred stock compensation			(821)		821		—
Stock compensation			2,786				2,786
Balance September 30, 2006	10,000,000	$10	$122,937	$27,760	$—	$841	$151,548

See notes to consolidated financial statements.

Haynes International, Inc. and subsidiaries
consolidated statements of cash flow

(in thousands)	Predecessor	Successor
	Period October 1, 2003 to August 31,	Period September 1, 2004 to September 30,	Year Ended September 30,
	2004	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	$170,734	$(3,646)	$(4,134)	$35,540
Depreciation	5,035	494	6,131	6,926
Amortization	2,739	164	1,895	1,964
Stock compensation expense	—	—	1,302	2,786
Deferred income taxes	0	(1,648)	(5,655)	(2,644)
Loss (gain) on disposition of property	(437)	(13)	(1,937)	140
Reorganization items	(177,653)	—	—	—
Change in assets and liabilities (net of effects of acquisition):
Accounts receivable	(15,281)	(4,241)	(2,211)	(18,125)
Inventories	(15,254)	853	(14,244)	(30,122)
Other assets and reorganization items	(521)	503	(374)	(216)
Accounts payable and accrued expenses	12,864	6,604	10,364	(925)
Income taxes payable	(96)	(88)	1,124	1,901
Accrued pension and postretirement benefits	480	312	2,957	3,043
Net cash provided (used) in operating activities before reorganization costs	(17,390)	(706)	(4,782)	268
Reorganization items paid	(5,799)	—	—	—
Net cash provided (used) in operating activities	(23,189)	(706)	(4,782)	268
Cash flows from investing activities:
Additions to property, plant and equipment	(4,782)	(637)	(9,029)	(10,668)
Proceeds from sale of property, plant and equipment	1,270	15	2,326	—
Acquisition of The Branford Wire and Manufacturing Company, net of cash acquired	—	—	(8,300)	—
Change in restricted cash	1,009	(12)	337	110
Net cash used in investing activities	(2,503)	(634)	(14,666)	(10,558)
Cash flows from financing activities:
Net repayment of short term borrowings	(56,815)	—	—	—
Net increase in revolving credit	80,296	1,060	21,986	12,368
Changes in long-term obligations	—	—	(1,596)	1,009
Payment of debt issuance cost	—	—	(465)	—
Net cash provided by financing activities	23,481	1,060	19,925	13,377
Effect of exchange rates on cash	80	97	(68)	209
Increase (decrease) in cash and cash equivalents	(2,131)	(183)	409	3,296
Cash and cash equivalents:
Beginning of period	4,791	2,660	2,477	2,886
End of period	$2,660	$2,477	$2,886	$6,182
Supplemental disclosures of cash flow information:
Cash paid during period for:
Interest (net of capitalized interest)	$3,426	$354	$6,377	$7,992
Income Taxes	$161	—	$2,681	$23,148

Supplemental disclosures of non-cash activities:

During the period October 1, 2003 to August 31, 2004, the minimum pension liability was eliminated as a result of the adoption of fresh start accounting in accordance with SOP 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code”.

During 2006, goodwill decreased and deferred income tax asset increased by $790 due to the finalization of pre-emergence tax returns which affected net operating loss carryforwards.

During 2006 a $310 minimum pension liability was recorded in accumulated other comprehensive income.

See notes to consolidated financial statements.

Haynes International, Inc. and subsidiaries
notes to consolidated financial statements

(in thousands, except per share data and otherwise noted)

Note 1             Background and organization

Description of business

Haynes International, Inc. and its subsidiaries (the “Company” or “Haynes”) develops, manufactures, markets and distributes technologically advanced, high-performance alloys primarily for use in the aerospace, land based gas turbine and chemical processing industries. The Company’s products are high-temperature resistant alloys (“HTA”) and corrosion resistant alloys (“CRA”). The Company’s HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace industry, gas turbine engines for power generation, waste incineration, and industrial heating equipment. The Company’s CRA products are used in applications that require resistance to extreme corrosion, such as chemical processing, power plant emissions control and hazardous waste treatment. The Company produces its high-performance alloys primarily in sheet, coil and plate forms. In addition, the Company produces its products as seamless and welded tubulars, and in bar, billets and wire forms.

High-performance alloys are characterized by highly engineered often proprietary, metallurgical formulations primarily of nickel, cobalt and other metals with complex physical properties. The complexity of the manufacturing process for high-performance alloys is reflected in the Company’s relatively high average selling price per pound, compared to the average selling price of other metals, such as carbon steel sheet, stainless steel sheet and aluminum. The high-performance alloy industry has significant barriers to entry such as the combination of (i) demanding end-user specifications, (ii) a multi-stage manufacturing process, and (iii) the technical sales, marketing and manufacturing expertise required to develop new applications.

Basis of presentation

On March 29, 2004 (the “Petition Date”), the Company and its U.S. subsidiaries and U.S. affiliates filed voluntary petitions for reorganization relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Indiana (the “Bankruptcy Court”). The bankruptcy cases thus commenced were jointly administered under the caption in re Haynes International, Inc., et al., Case No.: 04-5364-AJM-11 (the “Bankruptcy Cases”). Throughout the Bankruptcy Cases, the Company and its U.S. subsidiaries and U.S. affiliates managed their properties and operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Company’s European and Singapore operations were not included in the Bankruptcy Cases.

Prior to August 31, 2004, the Company, Haynes—predecessor, was a wholly-owned subsidiary of Haynes Holdings, Inc. (“Holdings”). Effective August 31, 2004 the Company and Holdings were merged as part of the plan of reorganization with the Company emerging as the successor entity (“Haynes—successor”). As a result of the Company’s emergence from bankruptcy and the Company’s implementation of fresh start reporting as described below, the consolidated financial statements of the Company for periods subsequent to August 31, 2004 reflect a new basis of accounting and are not comparable to the historical consolidated financial statements for periods prior to the effective date of the plan of reorganization.

The Company and its U.S. operations filed for reorganization relief because liquidity shortfalls hampered their ability to meet interest and principal obligations on long-term debt obligations. These shortfalls were primarily a result of reduced customer demand caused by a weak economic environment for its products and higher raw material and energy costs.

In connection with the Bankruptcy Cases, motions necessary for the Company and its U.S. subsidiaries and U.S. affiliates operations to conduct normal business activities were filed with and approved by the Bankruptcy Court, including (i) approval of a $100 million debtor-in-possession credit facility for working capital needs and other general corporate purposes, (ii) authorization to pay pre-petition liabilities related to certain essential trade creditors, (iii) authorization to pay most pre-petition payroll and employee related obligations and (iv) authorization to pay certain pre-petition shipping and import/export related obligations.

On April 28, 2004, the Company and its U.S. subsidiaries and U.S. affiliates filed schedules and statements of financial affairs with the Bankruptcy Court setting forth, among other things, the assets and liabilities of the Company and its U.S. subsidiaries and U.S. affiliates. All of the schedules were subject to further amendment or modification. Differences between amounts scheduled by the Company and its U.S. subsidiaries and U.S. affiliates and claims submitted by creditors were investigated and resolved in accordance with an established claims resolution process.

On May 25, 2004, the Company and its U.S. subsidiaries and U.S. affiliates filed a plan of reorganization and related disclosure statement with the Bankruptcy Court. The plan was amended on June 29, 2004, and the Bankruptcy Court entered an order confirming the Company and its U.S. subsidiaries and U.S. affiliates plan of reorganization, as amended, on August 16, 2004. As part of the consummation of the confirmed plan of reorganization, holders of the Company’s 11 5/8% Senior Notes due September, 2004 (the “Senior Notes”) exchanged the $140 million of the Senior Notes outstanding and accrued interest for 96% of the equity in the reorganized Haynes—successor. The pre-petition majority equity holder of the Company’s former parent, Holdings, agreed to cancel its equity interests in exchange for 4% of the equity in Haynes—successor.

The Company and its U.S. subsidiaries and U.S. affiliates emerged from bankruptcy on August 31, 2004. The Company has determined that it qualified for fresh start accounting under AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (SOP 90-7) and applied fresh start accounting on the date of emergence, August 31, 2004. The reorganization value was determined to be $200 million.

The plan of reorganization provided for the following to occur as of the effective date of the plan (or as soon thereafter as practicable):

•       The cancellation of all existing stock authorized and outstanding (“Old Common Stock”) and all existing stock options, warrants, and related rights.

•       The authorization for the issuance of ten million shares of new common stock, $0.001 par value per share.

•       The authorization for the future issuance of an additional ten million shares of new common stock, $0.001 par value per share. Future issuance upon terms to be designated from time to time by the board of directors.

•       The authorization of twenty million shares of new preferred stock. Future issuance upon terms to be designated from time to time by the board of directors.

•       Senior Note Holders to receive its pro rata share of 96% of the shares of the new common stock in full satisfaction of the debt obligation under the Senior Notes.

•       Holders of the Old Common Stock interests to receive their pro rate share of 4% of the new common stock.

•       The approval of new collective bargaining agreement with the United Steelworkers of America that contains certain modifications and extends the agreement through June 2007.

•       Congress Financial Corporation (Central) to provide exit financing of $100 million for working capital financing subject to reserves and borrowing base restrictions.

•       The payment of all pre-petition general unsecured claims at 100%.

•       The implementation of a stock option plan for certain key management employees and non-employee directors of the Company.

Fresh start reporting

Upon implementation of the plan of reorganization, fresh start reporting was adopted in accordance with SOP 90-7, since holders of Haynes International, Inc.’s common stock immediately prior to confirmation of the plan of reorganization received less than 50% of the voting shares of the successor entity and its reorganization value was less than its post-petition liabilities and allowed claims. Under fresh start reporting, the reorganization value was allocated to the Company’s net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Standards No. 141, Business Combinations (SFAS No. 141). The Company’s reorganization value exceeded the fair value of the Company’s net assets acquired pursuant to the plan of reorganization. In accordance with SFAS No. 141, the excess of the reorganization value over the fair value of the net assets was recorded as goodwill. Liabilities existing at the effective date of the plan of reorganization are stated at the present value of amounts to be paid discounted at appropriate current rates.

In connection with its development of the plan of reorganization, a valuation analysis of Haynes’ business and the securities to be registered under the plan of reorganization was performed in March 2004. In preparing this analysis, the Company, among other things, (a) reviewed the recent financial and operating results, (b) considered current operations and prospects, (c) reviewed certain operating and financial forecasts including the financial projections contained in Haynes’ Disclosure Statement, (d) evaluated key assumptions related to the financial projections, (e) evaluated a three year discounted cash flow analysis based on the financial projections, utilizing various discount rates ranging from 10.5% to 14.5% based on a weighted cost of capital analysis and EBITDA terminal multiples of 5.5x to 7.5x based on relevant comparable company projected multiples and trading multiples during recent business cycles, (f) considered the market value of certain publicly traded companies in businesses reasonably comparable to the operating business of Haynes and (g) conducted such other analyses as deemed necessary under the circumstances. The financial projections reflected a significant reduction in interest expense as a result of the reorganization and a post restructuring effective tax rate of 40%.

As a result of such analyses, review, discussions, considerations and assumptions, the total enterprise value of Haynes was within a range of $160 million to $240 million with a mid-point value of $200 million. The Company used the mid-point valuation of $200 million as the basis for its reorganization value for purposes of applying fresh-start reporting. The total enterprise value of $200 million and its derivation was a key element in negotiations with Haynes’ creditors and equity holders in developing the plan of reorganization which was ultimately approved by Haynes’ creditors and the Bankruptcy Court. Differences between actual cash flows, interest rates, the effective tax rate and the assumptions used would have a material effect on the reorganization value.

The allocation of the reorganization value as of the effective date of the plan of reorganization is summarized as follows and shown to be less than the Company’s post-petition liabilities and allowed claims:

Common equity value	$118,736
Revolver debt, European debt, and capital leases, less cash	81,264
Reorganization value	$200,000
Post-petition liabilities and allowed claims
Current liabilities	$116,137
Pension and postretirement benefits and other long term debt	124,775
Liabilities subject to compromise:
Senior notes	140,000
Accrued interest on senior notes	9,363
Accrued fees to an affiliate of Holdings	1,612
Total liabilities and allowed claims	391,887
Reorganized value	200,000
Excess of liabilities over reorganized value	$191,887

The following table reflects adjustment to the consolidated balance sheet resulting from implementation of the plan of reorganization and application of fresh start reporting on August 31, 2004, the effective date of the reorganization.

	Predecessor						Successor
	Haynes International, Inc. August 31, 2004		Plan of Reorganization		Fresh Start		Haynes International, Inc. August 31, 2004
Assets
Current assets:
Cash and cash equivalents	$2,660		$—		$—		$2,660
Restricted cash	1,009						1,009
Accounts receivable	50,087		—		—		50,087
Inventories, net	100,603		—		30,982	(b)	131,585
Refundable income taxes	656						656
Total current assets	155,015		—		30,982		185,997
Property, plant and equipment, net	38,998		—		40,810	(b)	79,808
Deferred income taxes	547		—		36,143	(d)	36,690
Prepayments and deferred charges, net	12,376		—		(9,891	)(b)	2,485
Goodwill	—		—		40,353	(c)	40,353
Other intangible assets	—		—		12,467	(b)	12,467
Total assets	$206,936		$—		$150,864		$357,800
Liabilities and stockholders’ equity (deficiency)
Current liabilities:
Accounts payable and accrued expenses	$27,732		$—		$—		$27,732
Accrued postretirement benefits	4,890		—		—		4,890
Revolving credit facility	82,466		—		—		82,466
Deferred income taxes	—		—		6,692	(d)	6,692
Current maturities of long term debt	1,049		—		—		1,049
Total current liabilities	116,137		—		6,692		122,829
Long term debt	1,418		—		—		1,418
Accrued pension and postretirement benefits	123,357		—		(8,540	)(b)	114,817
Liabilities subject to compromise	150,975		(150,975	)(a)	—		—
Total liabilities	391,887		(150,975)		(1,848)		239,064
Commitments and contingencies
Stockholders’ equity (deficiency):
Old common stock, $0.01 par value (100 shares authorized, issued and outstanding)
New common stock, $0.001 par value (20,000,000 shares authorized, 10,000,000 shares issued and outstanding)			10				10
Preferred stock, $0.001 par value (20,000,000 shares authorized, 0 shares issued and outstanding
Old additional paid-in capital	51,381		—		(51,381)		—
New additional paid-in capital			118,726	(a)	—		118,726
Accumulated deficit	(236,449)		32,239	(a)	204,210		—
Accumulated other comprehensive income	117		—		(117)		—
Deferred stock compensation	—		—		—		—
Total stockholders’ equity (deficiency)	(184,951	)(c)	150,975	(c)	152,712	(c)	118,736	(c)
Total liabilities and stockholders’ equity (deficiency)	$206,936		$—		$150,864		$357,800

(a)               To reflect the cancellation of debt related to the settlement of the pre-petition liabilities subject to compromise:

Liabilities subject to compromise	$150,975
New common stock and additional paid-in capital	(118,736)
Gain on cancellation of debt	$32,239

(b)               To reflect fresh start accounting adjustments related to the revaluation of certain assets and liabilities to fair market value:

Inventories
Fair value adjustments	$30,982
Property, Plant and Equipment
Fair value adjustments—Machinery and equipment	$41,628
Fair value adjustments—Buildings	(859)
Fair value adjustments—Land	41
$40,810
Prepayments and Deferred Charges
Europe debt issuance cost write-off	$(245)
Adjust pension assets	(9,646)
$(9,891)
Other Intangibles
Fair value adjustments—Patents	$8,667
Fair value adjustments—Trademarks	3,800
$12,467
Accrued Pension and Postretirement Benefits
Adjust pension liabilities	$(8,540)

(c)                 To reflect the calculation of goodwill:

Predecessor stockholders’ deficiency at August 31, 2004	$(184,951)
Cancellation of debt	150,975
Successor equity at August 31, 2004	(118,736)
Fresh start reporting and fair value adjustments	(152,712)
Fair value adjustments	84,259
Deferred income tax adjustments	29,451
Debt issuance cost write-off	(245)
Pension adjustments	(1,106)
Goodwill at August 31, 2004	$(40,353)

(d)               Deferred income tax accounts were adjusted to give effect to temporary differences between the new accounting and carryover tax bases.

Note 2.   Summary of significant accounting policies

A.   Principles of consolidation and nature of operations

The consolidated financial statements include the accounts of Haynes International, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated. The Company develops, manufactures, markets and distributes technologically advanced, high-performance alloys primarily for use in the aerospace and chemical processing industries worldwide. The Company has manufacturing facilities in Kokomo, Indiana; Mountain Home, North Carolina; and Arcadia, Louisiana with distribution service centers in Lebanon, Indiana; LaMirada, California; Houston, Texas; Windsor, Connecticut; Paris, France; Openshaw, England; Zurich, Switzerland; and Shanghi, China; and a sales office in Singapore and Chennai, India. In October 2003, management decided to close its manufacturing operations in Openshaw, England and operate only as a distribution service center. In April 2005, the Company sold eight acres of the Openshaw site and recorded a gain of $2.1 million which is reflected as a reduction of selling, general and administrative expense.

Branford Wire acquisition

On November 5, 2004, Haynes Wire Company (“Haynes Wire”), a wholly owned subsidiary of the Company, acquired certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates for a purchase price of $8.3 million, which was paid in cash. As part of the transaction, Haynes Wire acquired a wire manufacturing facility in Mountain Home, North Carolina, which includes plant and equipment, accounts receivable and inventory with fair values of $2,615, $2,190, and $3,620, respectively. Because the effect of the acquisition is not material to the consolidated results of operations, supplemental pro forma results of operations information have been omitted. Haynes Wire also entered into a non-compete agreement with the former president and owner, restricting his ability to compete with Haynes Wire’s operations for a period of seven years following the closing date. The non-compete agreement requires Haynes Wire to make total payments of $770, with $110 paid at closing and the remaining $660 paid in equal installments on the next six anniversaries of the closing date. On April 11, 2005 pursuant to the terms of the non-compete agreement, the Company deposited the remaining $660 of installments to be paid pursuant to the non-compete agreement into an escrow account. Non-compete amortization expense was $84 for fiscal 2006 and $77 for fiscal 2005.

B.   Cash and cash equivalents

The Company considers all highly liquid investment instruments, including investments with original maturities of three months or less at acquisition, to be cash equivalents, the carrying value of which approximates fair value due to the short maturity of these investments.

C.   Accounts receivable

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company markets its products to a diverse customer base, both in the United States of America and overseas. Trade credit is extended based upon evaluation of each customer’s ability to perform its obligation, which is updated periodically. The Company purchases credit insurance for certain foreign trade receivables.

D.   Revenue recognition

The Company recognizes revenue when title passes to the customer which is generally at the time of shipment with freight terms of FOB shipping point or at a foreign port for certain export customers. Allowances for sales returns are recorded as a component of net sales in the periods in which the related sales are recognized. The Company determines this allowance based on historical experience and has not had a history of returns that have exceeded recorded allowances.

E.   Inventories

Inventories are stated at the lower of cost or market. The cost of inventories is determined using the first-in, first-out (“FIFO”) method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market or scrap value, if applicable, based upon assumptions about future demand and market conditions. Cost of goods sold for the years ended

September 30, 2006 and 2005 and the one month ended September 30, 2004 includes $0, $25,414 and $5,083 respectively of additional costs resulting from fresh start write-up adjustments.

F.   Intangible assets and goodwill

Goodwill was created as a result of the Company’s reorganization pursuant to Chapter 11 of the U.S. Bankruptcy Code and fresh start accounting. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142 goodwill is not amortized and the value of goodwill be reviewed annually for impairment. If the carrying value exceeds the fair value (determined on a discounted cash flow basis or other fair value method), impairment of goodwill may exist resulting in a charge to earnings to the extent of goodwill impairment.

The Company also has patents, trademarks and other intangibles. As the patents have a definite life, they are amortized over lives ranging from two to fourteen years. As the trademarks have an indefinite life, the Company tests them for impairment annually. If the carrying value exceeds the fair value (determined by calculating a fair value based upon a discounted cash flow of an assumed royalty rate), impairment of the trademark may exist resulting in a change to earnings to the extent of impairment. Amortization of the patents and other intangibles was $1,964 for the year ended September 30, 2006; $1,972 for the year ended September 30, 2005 and $164 for the one month period ended September 30, 2004.

Goodwill and trademarks were tested for impairment on August 31, 2006 with no impairment recognized because the fair values exceeded the carrying values. Goodwill decreased during year ended September 30, 2006 by $790 and increased during the year September 30, 2005 by $2,702 due to the finalization of pre-emergence tax returns, which affected net operating loss carryforwards.

The following represents a summary of intangible assets and goodwill at September 30, 2005 and 2006:

September 30, 2005	Gross Amount	Accumulated Amortization	Adjustments	Carrying Amount
Goodwill	$40,353	$—	$2,702	$43,055
Patents	8,667	(2,048)	—	6,619
Trademarks	3,800	—	—	3,800
Non-compete	590	(77)	—	513
Other	465	(11)	—	454
	$53,875	$(2,136)	$2,702	$54,441

September 30, 2006	Gross Amount	Accumulated Amortization	Adjustments	Carrying Amount
Goodwill	$43,055	$—	$(790)	$42,265
Patents	8,667	(3,800)	—	4,867
Trademarks	3,800	—	—	3,800
Non-compete	590	(161)	—	429
Other	465	(139)	—	326
	$56,577	$(4,100)	$(790)	$51,687

Estimate of Aggregate Amortization Expense:
Year Ending September 30,
2007	$1,129
2008	983
2009	708
2010	376
2011	363

G.   Property, plant and equipment

Additions to property, plant and equipment are recorded at cost with depreciation calculated primarily by using the straight-line method based on estimated economic useful lives. Buildings and machinery and equipment for the Company are generally depreciated over estimated useful lives ranging from five to fourteen years.

Expenditures for maintenance and repairs and minor renewals are charged to expense; major renewals are capitalized. Upon retirement or sale of assets, the cost of the disposed assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

The Company records capitalized interest for long-term construction projects to capture the cost of capital committed prior to the placed in service date as a part of the historical cost of acquiring the asset.

The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

H.   Environmental remediation

When it is probable that a liability has been incurred or an asset of the Company has been impaired, a loss is recognized assuming the amount of the loss can be reasonably estimated. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the expected costs of post-closure monitoring based on historical experience.

I.   Pension and postretirement benefits

The Company has defined benefit pension and postretirement plans covering most of its current and former employees. Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets (if any), the discount rate used to value future payment streams, expected trends in health care costs, and other actuarial assumptions. Annually, the Company evaluates the significant assumptions to be used to value its pension and postretirement plan assets and liabilities based on current market conditions and expectations of future costs. As a result of fresh start reporting, the intangible pension asset of $9,646 was written off and the accrued pension and postretirement liabilities were written down by $8,540 in the eleven month period ended August 31, 2004. Salaried employees hired after December 31, 2005 are not covered by the pension plan; however, they are eligible for an enhanced matching program of the defined contribution plan (401(k)).

J.   Foreign currency exchange

The Company’s foreign operating entities’ financial statements are stated in the functional currencies of each respective country, which are the local currencies. Substantially all assets and liabilities are translated to U.S. dollars using exchange rates in effect at the end of the year, and revenues and expenses are translated at the weighted average rate for the year. Translation gains or losses are recorded as a separate component of comprehensive income (loss) and transaction gains and losses are reflected in the consolidated statements of operations.

K.   Research and technical costs

Research and technical costs are expensed as incurred. Research and technical costs for the years ended September 30, 2006 and 2005, one month ended September 30, 2004, and the eleven month period ended August 31, 2004, were $2,659, $2,621, $226, and $2,286, respectively.

L.   Income taxes

Income taxes are accounted for under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax impact of temporary differences arising from assets and liabilities whose tax bases are different from financial statement amounts. A valuation allowance is established if it is more likely than not that all or a portion of deferred tax assets will not be realized. Realization of the future tax benefits of deferred tax assets is dependent on the Company’s ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse.

The Company regularly reviews its deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the Company to assess all available evidence, both positive and negative, to determine whether a valuation allowance is needed based on the weight of that evidence.

M.   Stock based compensation

In connection with the plan of reorganization, Haynes-successor has adopted a stock option plan for certain key management employees and non-employee directors pursuant to the terms set forth in the First Amended Joint Plan of Reorganization. The stock option plan authorizes the granting of non-qualified stock options to certain key employees and non-employee directors of the Company to purchase up to 1,000,000 shares of the Company’s common stock.

On October 1, 2005, the Company adopted SFAS No. 123 (R), Share-Based Payment, a replacement of SFAS No. 123, Accounting for Stock-Based Compensation, and a rescission of APB Opinion No. 25, Accounting for Stock Issued to Employees. The statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. This statement applies to all awards granted after the effective date and to modifications, repurchases or cancellations of existing awards. Additionally, under the modified prospective method of adoption, the Company recognizes compensation expense for the portion of outstanding awards on the adoption date for which the requisite service period has not yet been rendered based on the grant-date fair value of those awards calculated under SFAS No. 123 and 148 for pro forma disclosures. Therefore prior periods have not been restated. Compensation expense in prior periods related to stock options continues to be disclosed on a pro forma basis only. The amount of compensation cost is measured based upon the grant-date fair value. The fair value of the option grants is estimated on the date of grant using the Black-Scholes option pricing model with assumptions on dividend yield, risk-free interest rate, expected volatilities, and expected lives of the options. See Note 14 to the Consolidated Financial Statements.

N.   Financial instruments and concentrations of risk

The Company accounts for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company may periodically enter into forward currency exchange contracts to minimize the variability in the Company’s operating results arising from foreign exchange rate movements. The Company does not engage in foreign currency speculation. At September 30, 2006 and 2005, the Company had no foreign currency exchange options outstanding.

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. At September 30, 2006, and periodically throughout the year, the Company has maintained cash balances in excess of federally insured limits. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these instruments. In addition, the carrying amount of the Company’s debt approximates fair value.

During 2006 and 2005, the Company did not have sales to any group of affiliated customers that were greater than 10% of net revenues. The Company generally does not require collateral with the exception of letters of credit with certain foreign sales. Credit losses have been within management’s expectations. In addition, the Company purchases credit insurance for certain foreign trade receivables. The Company does not believe it is significantly vulnerable to the risk of near-term severe impact from business concentrations with respect to customers, suppliers, products, markets or geographic areas.

The Company has approximately 47% of its labor force subject to a collective bargaining agreement that will expire in June 2007. The Company will renegotiate the collective bargaining agreement in fiscal 2007 prior to the expiration of the agreement currently in place. The Company considers its employee relations to be satisfactory. There can be no assurance, however, that the renegotiation of the collective bargaining agreement will not lead to a labor stoppage and negative effect on earnings.

O.   Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, income taxes, retirement benefits, and environmental matters. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product or pension asset mix and in some cases, actuarial techniques, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company routinely reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions.

P.   Earnings per share

The Company accounts for earnings per share in accordance with SFAS No. 128, Earnings Per Share. SFAS 128 requires two presentations of earnings per share—“basic” and “diluted.” Basic earnings per share is computed by dividing net income available to common stockholders for the period by the weighted average number of common shares outstanding for the period. The computation of diluted earnings per share is similar to basic earnings per share, except the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued less any treasury stock purchased. The treasury stock method is used, which assumes that the Company will use the proceeds from the exercise of the options to purchase shares of stock for treasury.

Diluted net loss per share for the one month ended September 30, 2004 and the year ended September 30, 2005 exclude all stock options, because their effect would be anti-dilutive due to the net loss. For the year ended September 30, 2006, weighted average common shares for diluted per share computations were increased by 270,642 shares for the dilutive effect of stock options. Diluted net income per share for the year ended September 30, 2006, excludes 80,000 stock options because their effect would be anti-dilutive. Contingently issuable shares related to stock rights are excluded from the diluted net income per share computation, because the condition under which the stock rights can be exercised has not occurred as of September 30, 2006.

Q.   New accounting pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 seeks to reduce the diversity in practice associated with certain aspects of measuring and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of our 2008 fiscal year. We are currently evaluating the impact, if any, that FIN 48 will have on our financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (SFAS 157). SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” The statement is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is required to adopt SFAS 157 beginning on October 1, 2008. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 requires companies to recognize the funded status of defined benefit pension and other postretirement plans as a net asset or liability in its financial statements. In addition, disclosure requirements related to such plans are affected by SFAS 158. The Company will begin recognition of the funded status of its defined benefit pension and postretirement plans and include the required disclosures under the provisions of SFAS 158 at the end of fiscal year 2007. The adoption of SFAS 158 is not expected to impact the Company’s debt covenants or cash position. If implemented on September 30, 2006, the estimated impact on the Company’s financial position would be a reduction in pension and postretirement benefits liability of $5.2 million, an increase in stockholders’ equity accumulated other comprehensive income of $3.2 million, and a reduction of deferred tax asset of $2.0 million. Additionally, the Company does not expect the adoption of SFAS 158 to significantly affect the results of operations.

In June 2006, the EITF reached consensus on EITF 06-3, “Disclosure Requirements for Taxes Assessed by a Government Authority on Revenue-Producing Transactions.” EITF 06-3 requires disclosure of a company’s accounting policy with respect to presentation of taxes collected on a revenue producing transaction between a seller and a customer. For taxes that are reported on a gross basis (included in revenues and costs), EITF 06-3 also requires disclosure of the amount of taxes included in the financial statements. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not expect the adoption of EITF 06-3 to have a material impact on the Company’s consolidated financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. SAB 108 is effective for the first fiscal year ending after November 15, 2006, which will be our fiscal year ending September 30, 2007. The adoption of this statement is not expected to have a material impact on the Company’s financial position or results of operations.

In February 2006, the FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment to FASB Statements No. 133 and 140 (SFAS 155), that allows a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. It also eliminates the exemption from applying Statement 144 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of SFAS 155 will have an impact on the Company’s overall results of operations or financial position.

In March 2006, the FASB issued FASB Statement No. 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140 (SFAS 156), that applies to the accounting for separately recognized servicing assets and servicing liabilities. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at faire value, if practicable. An entity should adopt this Statement as of the beginning of its first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of SFAS 156 will have an impact on the Company’s overall results of operations or financial position.

R.   Comprehensive income (loss)

Comprehensive income (loss) includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) items, including minimum pension and foreign currency translation adjustments, net of tax when applicable.

The following is a breakdown of accumulated other comprehensive income:

Year ended September 30,	2005	2006
Minimum Pension Adjustment	$—	$(217)
Foreign Currency Translation Adjusted	(512)	1,058
	$(512)	$841
Tax included in above amounts	$364	$474

S.   Stock rights agreement

On August 13, 2006, the Company entered into a Rights Agreement and declared a dividend of one preferred share purchase right for each outstanding share of the Company’s common stock, par value $.001 per share. One right will automatically attach to each share of common stock. Each right will allow its holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, for $135.00 (the ”Purchase Price”) once the rights become exercisable. The rights will not be exercisable until a person has become an “Acquiring Person” by obtaining beneficial ownership of 15% or more of the outstanding common stock. Any rights held by an Acquiring Person will be void and may not be exercised. If a person becomes an Acquiring Person, all holders of rights, except the Acquiring Person may, upon exercise of a right, purchase for the Purchase Price shares of common stock with a market value of two times the Purchase Price, based on the market price of the common stock prior to such acquisition. In the event the Company does not have a sufficient number of Common Shares available, the Company may under certain circumstances substitute Preferred Shares for the Common Shares into which the Rights would have otherwise been exercisable. If the Company is acquired in a merger or similar transaction after an Acquiring Person becomes such, all holders of rights except the Acquiring Person may, upon exercise of a right, purchase for the Purchase Price shares of the acquiring company with a market value of two times the Purchase Price, based on the market price of the acquiring company’s stock prior to such merger.

Each Preferred Share, if issued: will not be redeemable; will entitle holders to quarterly dividend payments of $10.00, or an amount equal to 1,000 times the dividend paid on one share of common stock, whichever is greater; will entitle holders upon liquidation either to receive $1,000 or an amount equal to 1,000 times the payment made on one share of common stock, whichever is greater; will have 1,000 votes and vote together with the common stock, except as required by law; and if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to 1,000 times the payment made on one share of common stock. Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of one one-thousandth interest in a Preferred Share should approximate the value of one share of common stock.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Board,

except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board prior to any person or group becoming an Acquiring Person since the Board may redeem the Rights at $0.01 per Right at any time until the date on which a person or group has become an Acquiring Person.

Note 3   Inventories

As a part of fresh start reporting described in Note 1, inventory was written-up by $30,497 to fair value as of August 31, 2004 and was expensed as the inventory was sold. Expense of $25,414 and $5,083 was recognized for the year ended September 30, 2005 and the one month ended September 30, 2004, respectively, for this fair value adjustment.

Inventories are stated at the lower of cost or market. The cost of inventories is determined using the first-in, first-out (“FIFO”) method. The following is a summary of the major classes of inventories:

September 30,	2005	2006
Raw materials	$6,740	$7,214
Work-in-process	83,232	96,674
Finished goods	56,517	74,575
Other, net	1,371	1,249
	$147,860	$179,712

Note 4   Property, plant and equipment

As part of fresh start reporting described in Note 1, property, plant and equipment was written-up by $40,810 to fair value as of August 31, 2004 and resulted in additional depreciation expense of $3,052 and $2,902 for the years ended September 30, 2006 and 2005, respectively and $239 for the one month period ended September 30, 2004.

The following is a summary of the major classes of property, plant and equipment:

September 30,	2005	2006
Land and land improvements	$2,551	$2,842
Buildings	7,076	7,645
Machinery and equipment	73,504	82,290
Construction in process	5,624	7,596
	88,755	100,373
Less accumulated depreciation	(3,630)	(11,452)
	$85,125	$88,921

The Company has no assets under capital leases.

Note 5   Accounts payable and accrued expenses

The following is a summary of the major classes of accounts payable and accrued expenses:

September 30,	2005	2006
Accounts payable, trade	$31,673	$33,528
Employee compensation	4,885	6,669
Taxes, other than income taxes	1,087	1,015
Other	7,850	4,275
	$45,495	$45,487

Note 6   Income taxes

The components of income (loss) before provision for income taxes are as follows:

	Predecessor	Successor
	Eleven months ended August 31,	One month ended September 30,	Year ended September 30,
	2004	2004	2005	2006
Income (loss) before provision for income taxes:
U.S.	$172,906	$(6,461)	$(9,950)	$55,282
Foreign	(2,082)	1,055	3,705	2,571
Total	$170,784	$(5,406)	$(6,245)	$57,853
Income tax provision (benefit):
Current:
U.S. Federal	$36	$13	$1,630	$19,466
Foreign	10	(51)	391	632
State	44	15	1,541	5,020
Total	90	(23)	3,562	25,118
Deferred:
U.S. Federal	—	(1,913)	(4,068)	(2,439)
Foreign	—	483	183	282
State	—	(307)	(1,788)	(648)
Total	—	(1,737)	(5,673)	(2,805)
Total provision (benefit) for income taxes	$90	$(1,760)	$(2,111)	$22,313

The provision (benefit) for income taxes applicable to results of operations differed from the U.S. federal statutory rate as follows:

	Predecessor	Successor
	Eleven months ended August 31,	One month ended September 30,	Year ended September 30,
	2004	2004	2005	2006
Statutory federal tax rate	34%	34%	34%	35%
Tax provision (benefit) at the statutory rate	$58,080	$(1,838)	$(2,123)	$20,248
Foreign tax rate differentials	718	85	(685)	13
Provision (benefit) for state taxes, net of federal taxes	29	(193)	(163)	2,987
U.S. tax on distributed and undistributed earnings of foreign subsidiaries	—	—	121	66
Manufacturer’s deduction	—	—	—	(665)
Forgiveness of debt income, fresh start accounting adjustments	(62,883)	—	—	—
Non-deductible restructuring costs	3,295	165	628	—
Other, net	851	21	111	(336)
Provision at effective tax rate	$90	$(1,760)	$(2,111)	$22,313

Upon emergence from bankruptcy, the tax bases of assets and liabilities were carried over to Haynes—successor. Deferred income tax amounts were recorded in fresh start accounting for temporary differences between the accounting and tax bases of assets and liabilities. Goodwill recorded in fresh start accounting is not tax deductible, and therefore, deferred income taxes were not provided.

Deferred tax assets (liabilities) are comprised of the following:

September 30,	2005	2006
Current deferred tax assets (liabilities):
Inventories	$3,344	$5,288
Pension and Postretirement benefits	1,932	2,768
Accrued expenses and other	574	626
Environmental accrual	538	39
Accrued compensation and benefits	1,200	1,440
Other foreign related	(290)	598
Total net current deferred tax assets (liabilities)	7,298	10,759
Noncurrent deferred tax assets (liabilities):
Property, plant and equipment, net	(17,400)	(16,901)
Intangible assets	(4,015)	(3,303)
Other foreign related	368	(17)
Undistributed earnings of foreign subsidiary	(49)	(281)
Environmental accrual	—	497
Pension and Postretirement benefits	45,065	44,964
Alternative minimum tax credit carryforwards	1,601	—
Accrued compensation and benefits	1,444	2,192
Debt issuance costs	651	217
Total net noncurrent deferred tax assets	27,665	27,368
Net deferred tax assets (liabilities)	$34,963	$38,127

At September 30, 2006, the Company evaluated whether the utilization of net deferred tax assets was more likely than not. Based upon the new capital structure and fiscal 2006 results of operations, management believes realization of net deferred tax assets is more likely than not.

During the years ended September 30, 2006 and 2005 deferred tax assets increased by $790 and decreased by $2,702, respectively, due to the finalization of pre-emergence tax returns, which affected net operating loss carryforwards.

The Company has excluded undistributed earnings of $22,457 of three foreign affiliates from its calculation of deferred tax liabilities because they will be permanently invested for the foreseeable future. Should management decide in the future to repatriate all or a portion of these undistributed earnings, the Company would then be required to provide for taxes on such amounts.

Note 7   Restructuring and other charges

During the eleven months ended August 31, 2004, Haynes—predecessor recorded restructuring and other charges of $4,027, related to its filing for reorganization relief under Chapter 11 of U.S. Bankruptcy Code. These costs consisted of pre-petition professional fees and credit facilities fees. During the one month ended September 30, 2004 and the year ended September 30, 2005, Haynes—successor recorded restructuring and other charges of $429 and $628, respectively. These costs consisted of professional fees related to its filing for reorganization relief under

Chapter 11 of U.S. Bankruptcy Code. No corresponding restructuring and other charges occurred in fiscal 2006.

Note 8   Reorganization items

Reorganization items represent income from fresh-start adjustments and costs incurred by the Company as a result of the filing of a petition for reorganization relief under Chapter 11 of U.S. Bankruptcy Code and are summarized as follows:

Predecessor
Eleven months ended August 31, 2004
Consulting fees	$3,982
Employment costs	489
Write off Senior Note discount and debt issuance costs	481
Revolver debt issue costs	1,599
Amendment fees	184
Travel and other expenses	104
Fees related to an agreement with previous Chairman	430
Directors’ fees	29
Gain on cancellation of debt	(32,239)
Fresh Start reporting adjustments and fair value adjustments	(152,712)
$(177,653)

Note 9   Debt

As discussed in Note 1, on March 29, 2004, the Company and its U.S. subsidiaries and U.S. affiliates filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. The Company’s $140 million of Senior Notes due on September 1, 2004, accrued and unpaid interest of $9.4 million on the Senior Notes, and accrued and unpaid Blackstone Group monitoring fees of $1.6 million were classified as liabilities subject to compromise. Effective March 29, 2004, the Company ceased accruing interest on the Senior Notes and other U.S. subsidiaries and U.S. affiliates’ pre-petition debt in accordance with SOP 90-7.

The Company and its U.S. operations had a credit agreement, as amended, (the “Prepetition Credit Agreement”), with Fleet Capital Corporation, which provided the Company and its U.S. subsidiaries and U.S. affiliates with a $72 million revolving facility.

In April 2004, Congress Financial Corporation (Central) (“Congress”) agreed to provide the Company with two post-petition facilities maturing in April 2007. Haynes UK entered into a credit agreement (the “Haynes UK Credit Agreement”) which provides Haynes UK with a $15 million credit facility. In addition, the Company entered into a credit agreement (the “Postpetition Credit Agreement”) which provides the Company with a $100 million credit facility with a sub-limit of $10 million for letters of credit, all subject to a borrowing base formula and certain reserves. The amounts outstanding under the Haynes UK Credit Agreement facility reduce amounts available to be borrowed under the Postpetition Credit Agreement facility on a dollar for dollar basis. Borrowings under the Postpetition Credit Agreement facility were used to repay the outstanding indebtedness under the Prepetition Credit Agreement.

Borrowings under the Postpetition Credit Agreement are either prime rate loans or Eurodollar loans and bear interest at either the prime rate plus up to 1.5% or the adjusted Eurodollar rate used by Congress plus up to 3.0%, at the Company’s option. In addition, the Company pays monthly in arrears a commitment fee of 3/8% per annum on the unused amount of the Postpetition Facility commitment. For letters of credit, the Company pays 2 1/2% per annum on the daily outstanding balance of all issued letters of credit ($972 and $321 at September 30, 2005 and 2006, respectively) plus customary fees for issuance, amendments, and processing.

When the Company emerged from bankruptcy on August 31, 2004, the Postpetition Credit Agreement structure and loan limits continued, and a new $10 million multi-draw equipment acquisition term loan sub-facility was added (collectively, the “Post-Effective Date Facility”). The Post-Effective Date Facility is subject to a borrowing base formula and certain reserves and is secured by substantially all of the assets of the Company. This credit facility is classified as current pursuant to EITF No. 95-22, “Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Arrangements that Include Both Subjective Acceleration Clause and a Lock-Box Arrangement.”

The Postpetition Credit Agreement structure was revised, per Amendment No. 4 dated August 31, 2005, by and among the Company and Wachovia Capital Finance Corporation (Central) (“Wachovia”), formerly known as Congress. The maximum credit amount under this agreement is $130 million with the maturity date of April 12, 2009.

Debt and long-term obligations consist of the following (in thousands):

September 30,	2005	2006
Postpetition Revolving Credit Agreement
U.S. Facility, 6.19% 2005; 7.32% 2006, expires April 2009	$104,468	$112,763
U.K. Facility, 6.97% 2005; 8.34% 2006, expires April 2007	—	4,073
	$104,468	$116,836
Three year mortgage note, 3.1%, due in December 2008 (Swiss Subsidiary)	$1,391	$1,360
Other long-term obligations	524	1,847
	1,915	3,207
Less amounts due within one year	1,501	110
	$414	$3,097

The credit facility requires that the Company comply with certain financial covenants and restricts the payment of dividends. As of September 30, 2006, the most recent required measuring date, the Company was in compliance with these covenants. The carrying amount of debt approximates fair value, because substantially all debt bears interest at variable interest rates.

At September 30, 2006, the Company had access to approximately $29.5 million ($21.3 million U.S. and $8.2 million U.K.) under its credit agreements (subject to borrowing base and certain reserves). The Company’s French subsidiary (Haynes International, SARL) has an overdraft banking facility of 2,770 Euro ($3,513) all of which was available on September 30, 2006. The Company’s Swiss subsidiary (Nickel-Contor AG) had an overdraft banking facility of 1,000 Swiss Francs ($800) all of which was available on September 30, 2006.

Maturities of long-term debt are as follows at September 30, 2006:

Year ending
2007	$110
2008	1,434
2009	92
2010	93
2011	93
2012 and thereafter	1,385
$3,207

Note 10   Pension plan and retirement benefits

Defined contribution plans

The Company sponsors a defined contribution plan (401(k)) for substantially all U.S. employees. The Company contributes an amount equal to 50% of an employee’s contribution to the plan up to a maximum contribution of 3% of the employee’s salary, except for salaried employees hired after December 31, 2005 that are not eligible for the pension plan. The Company contributes an amount equal to 60% of an employee’s contribution to the plan up to a maximum contribution of 6% of the employee’s salary for this group. Expenses associated with this plan for the eleven months ended August 31, 2004 and the years ended September 30, 2005 and 2006 totaled $474, $545 and $586, respectively. The Company did not contribute to this plan for the one month ended September 30, 2004.

The Company sponsors certain profit sharing plans for the benefit of employees meeting certain eligibility requirements. There were no contributions to these plans the eleven months ended August 31, 2004, the one month ended September 30, 2004 and for the years ended September 30, 2005 and 2006.

Defined benefit plans

The Company has non-contributory defined benefit pension plans which cover most employees in the United States and certain foreign subsidiaries. Salaried employees hired after December 31, 2005 are not covered by the pension plan; however, they are eligible for an enhanced matching program of the defined contribution plan (401(k)).

Benefits provided under the Company’s domestic defined benefit pension plan are based on years of service and the employee’s final compensation. The Company’s funding policy is to contribute annually an amount deductible for federal income tax purposes based upon an actuarial cost method using actuarial and economic assumptions designed to achieve adequate funding of benefit obligations.

The Company has non-qualified pensions for current and former executives of the Company. Non-qualified pension plan expense for the eleven months ended August 31, 2004 and the one-month ended September 30, 2004, and for the years ended September 30, 2005 and 2006 was $1,358, $55, $409 and $297, respectively. Accrued liabilities in the amount of $2,533 and $2,355 for these benefits are included in accrued pension and postretirement benefits at September 30, 2006 and 2005, respectively.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all domestic employees become eligible for these benefits, if they reach normal retirement age while working for the Company. During March 2006, the Company communicated to employees and plan participants a negative plan amendment that caps the Company’s liability related to total retiree health care costs at $5,000 annually effective January 1, 2007. An updated actuarial valuation was performed at March 31, 2006, which reduced the accumulated postretirement benefit liability due to this plan amendment by $46,313 that will be amortized as a reduction to expense over an eight year period. This amortization period began in April 2006 thus reducing the amount of expense recognized for the second half of fiscal 2006 and the respective future periods.

The Company made no contributions to fund its domestic Company-sponsored pension plan for the year ended September 30, 2005 or the year ended September 30, 2006. The Company’s U.K. subsidiary made contributions of $1,058 and $1,123 for the year ended September 30, 2005 and the year ended September 30, 2006, respectively, to the U.K. pension plan.

The Company uses a September 30 measurement date for its plans. The status of employee pension benefit plans and other post-retirement benefit plans are summarized below:

	Defined benefit pension plans		Post-retirement health care benefits
Year ended September 30	2005	2006	2005	2006
Change in benefit obligation:
Projected benefit obligation at beginning of year	$149,601	$162,701	$88,761	$126,713
Service cost	3,283	3,746	1,264	2,152
Interest cost	8,967	9,009	5,261	5,904
Plan amendment	—	—	—	(46,313)
Losses (gains)	10,119	6,002	36,747	(6,486)
Employee contributions	64	68	—	—
Benefits paid	(9,333)	(9,215)	(5,320)	(5,113)
Projected benefit obligation at end of year	$162,701	$172,311	$126,713	$76,857
Change in plan assets:
Fair value of plan assets at beginning of year	$121,550	$128,814	$—	$—
Actual return on assets	15,476	9,964	—	—
Employer contributions	1,058	1,123	5,320	5,113
Employee contributions	63	67	—	—
Benefits paid	(9,333)	(9,215)	(5,320)	(5,113)
Fair value of plan assets at end of year	$128,814	$130,753	$—	$—
Funded status of plan:
Unfunded status	$(33,887)	$(41,558)	$(126,713)	$(76,857)
Unrecognized actuarial loss (gain)	3,163	9,549	36,816	28,640
Unrecognized prior service cost	—	—	—	(43,419)
Net amount recognized	$(30,724)	$(32,009)	$(89,897)	$(91,636)

Amounts recognized in the consolidated balance sheets are as follows:

	Defined benefit pension plans		Post-retirement health care benefits		Non-qualified pension plans		All plans combined
	September 30,		September 30,		September 30,		September 30,
	2005	2006	2005	2006	2005	2006	2005	2006
Accrued benefit liability	$(30,724)	$(32,319)	$(89,897)	$(91,636)	$(2,355)	$(2,533)	$(122,976)	$(126,488)
Accumulated other comprehensive income	—	310	—	—	—	—	—	310
Net amount recognized	$(30,724)	$(32,009)	$(89,897)	$(91,636)	$(2,355)	$(2,533)	$(122,976)	$(126,178)

The Company follows SFAS No. 106, “Employers Accounting for Postretirement Benefits Other Than Pensions,” which requires the cost of postretirement benefits to be accrued over the years employees provide service to the date of their full eligibility for such benefits. The Company’s policy is to fund the cost of claims on an annual basis.

The components of net periodic pension cost and postretirement health care benefit cost are as follows:

	Defined benefit pension plans
	Predecessor	Successor
	Eleven months ended August 31,	One month ended September 30,	Year ended September 30,
	2004	2004	2005	2006
Service cost	$2,933	$265	$3,283	$3,746
Interest cost	7,991	753	8,967	9,009
Expected return on assets	(9,095)	(830)	(9,730)	(10,349)
Amortization of unrecognized net gain	633	—	—	—
Amortization of unrecognized prior service cost	763	—	—	—
Amortization of unrecognized transition obligation	97	—	—	—
Net periodic cost	$3,322	$188	$2,520	$2,406

	Postretirement health care benefits
	Predecessor	Successor
	Eleven
	months ended August 31,	One month ended September 30,	Year ended September 30,
	2004	2004	2005	2006
Service cost	$1,524	$97	$1,264	$2,152
Interest cost	5,774	451	5,261	5,904
Amortization of unrecognized net gain	313	—	—	—
Amortization of unrecognized prior service cost	(3,096)	—	—	(2,895)
Recognized actuarial loss	—	—	—	1,690
Net periodic cost	$4,515	$548	$6,525	$6,851

Assumptions

A 6.8% (7.2%-2005) annual rate of increase for ages under 65 and an 7.5% (8.1%-2005) annual rate of increase for ages over 65 in the costs of covered health care benefits were assumed for 2006, gradually decreasing for both age groups to 5.0% (5.0%-2005) by the year 2011. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have no effect in 2006, due to the negative plan amendment that caps the Company costs at $5,000 per year.

The actuarial present value of the projected pension benefit obligation and postretirement health care benefit obligation for the domestic plans at September 30, 2004, 2005, and 2006 were determined based on the following assumptions:

September 30,	2005	2006
Discount rate	5.750%	6.000%
Rate of compensation increase (pension plan only)	4.000%	4.000%

The net periodic pension and postretirement health care benefit costs for the domestic plans were determined using the following assumptions:

	Defined benefit pension and postretirement health care plans
	Predecessor	Successor
	Eleven Months Ended August 31,	One Month Ended September 30,	Year Ended September 30,
	2004	2004	2005	2006
Discount rate	6.250%	6.125%	6.125%	5.750%	(1)
Expected return on plan assets	9.000%	9.000%	8.500%	8.500%
Rate of compensation increase (pension plan only)	4.000%	4.000%	4.000%	4.000%

(1)                     Effective April 1, 2006, the discount rate for the postretirement health care plan was changed to 6.250% due to the actuarial revaluation for the negative plan amendment.

The accumulated benefit obligation for the pension plans was $153,180 and $146,705 at September 30, 2006 and 2005, respectively. There was an increase in the additional minimum liability included in other comprehensive income of $310 for the year ended September 30, 2006.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $172,310, $153,180 and $130,753 respectively, as of September 30, 2006, and $162,701, $146,705 and $128,814, respectively, as of September 30, 2005.

Plan Assets and Investment Strategy

The Company’s pension plans weighted-average asset allocations by asset category are as follows:

September 30,	2005	2006
Equity Securities	63%	65%
Debt Securities	31%	32%
Real Estate	6%	1%
Other	0%	2%
Total	100%	100%

The primary financial objectives of the Plan are to minimize cash contributions over the long-term and preserve capital while maintaining a high degree of liquidity. A secondary financial objective is, where possible, to avoid significant downside risk in the short-run. The objective is based on a long-term investment horizon so that interim fluctuations should be viewed with appropriate perspective.

The desired investment objective is a long-term real rate of return on assets that is approximately 7.00% greater than the assumed rate of inflation as measured by the Consumer Price Index, assumed to be 1.50%, equaling a nominal rate of return of 8.50%. The target rate of return for the Plan has been based upon an analysis of historical returns supplemented with an economic and structural review for each asset class. The Company realizes that the market performance varies and that a 7.00% real rate of return may not be meaningful during some periods. The Company also realizes that historical performance is no guarantee of future performance.

It is the policy of the Plan to invest assets with an allocation to equities as shown below. The balance of the assets shall be maintained in fixed income investments, and in cash holdings, to the extent permitted below.

Asset classes as a percent of total assets:

Asset Class	Target(1)
Equity	60%
Fixed Income	35%
Real Estate and Other	5%

(1)               From time to time the Company may adjust the target allocation by an amount not to exceed 10%.

Contributions and benefit payments

The Company expects to contribute approximately $2,011 to its domestic pension plans, $5,000 to its domestic other post-retirement benefit plans, and $1,123 to the U.K. pension plan in 2007.

Pension and post-retirement health care benefits (which include expected future service) are expected to be paid out of the respective plans as follows:

Fiscal year ending September 30	Pension	Post-retirement health care
2007	$9,454	$5,000
2008	9,572	5,000
2009	9,687	5,000
2010	9,823	5,000
2011	10,110	5,000
2012 - 2016 (in total)	56,502	25,000

Note 11   Commitments

The Company leases certain transportation vehicles, warehouse facilities, office space and machinery and equipment under cancelable and non-cancelable leases, most of which expire within 10 years and may be renewed by the Company. Rent expense under such arrangements totaled $2,117, $201, $2,957 and $3,042 for the eleven months ended August 31, 2004, the one month ended September 30, 2004 and for the years ended September 30, 2005 and 2006, respectively. Rent expense does not include income from sub-lease rentals totaling $151, $14, $179 and $180 for the eleven months ended August 31, 2004, the one month ended September 30, 2004 and for the years ended September 30, 2005 and 2006, respectively. Future minimum rental commitments under non-cancelable operating leases at September 30, 2006, are as follows:

Year Ended	Operating
2007	$3,201
2008	2,487
2009	2,403
2010	762
2011	348
2012 and thereafter	0
$9,201

Future minimum rental commitments under non-cancelable operating leases have not been reduced by minimum sub-lease rentals of $875 due in the future.

Note 12   Environmental and legal

The Company is periodically involved in litigation, both as a plaintiff and as a defendant, relating to its business and operations, including environmental matters. Future expenditures for environmental and other legal matters cannot be determined with any degree of certainty; however, based on the facts presently known, management does not believe that such costs will have a material effect on the Company’s financial position, results of operations or cash flows.

The Company previously reported that it was a defendant in 52 lawsuits filed in the state of California alleging that the Company’s welding-related products harmed the users of such products through the inhalation of welding fumes containing manganese. The suits were instituted against the Company starting in fiscal year 2005. On July 3, 2006, the state court in California issued orders dismissing the Company as a plaintiff in 42 of the lawsuits pending in the state of California. The other ten cases originally filed in California were removed to federal court in the U.S. District Court in Cleveland, in what is called a multidistrict litigation, or MDL. On July 30, 2006, the MDL court dismissed the Company as a defendant in these actions.

The Company is presently involved in two actions involving welding rod-related injuries. One new lawsuit was filed in California state court in May 2006, again alleging that the Company’s welding-related products harmed the users of such products through the inhalation of welding fumes containing manganese. A second case with similar allegations is also pending in the state of Texas. The estimated claims for damages in these cases, alone or in the aggregate, do not exceed 1% of the Company’s current assets as of September 30, 2006. Additionally, the Company believes that it has insurance coverage for these cases.

The Company believes that any and all claims arising out of conduct or activities that occurred prior to March 29, 2004 are subject to dismissal. On March 29, 2004, the Company and certain of its subsidiaries and affiliates filed voluntary petitions for reorganization relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Indiana (the “Bankruptcy Court”). On August 16, 2004, the Bankruptcy Court entered its Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. 1129(a) and (b) and Fed. R. Bankr. P. 3020 Confirming the First Amended Joint Plan of Reorganization of Haynes International, Inc. and its Affiliated Debtors and Debtors-in-Possession as Further Modified (the “Confirmation Order”). The Confirmation Order and related plan of reorganization, among other things, provide for the release and discharge of prepetition claims and causes of action. The Confirmation Order further provides for an injunction against the commencement of any actions with respect to claims held prior to the Effective Date of the plan of reorganization. The Effective Date occurred on August 31, 2004. The Company intends to pursue the dismissal of all pending and any future lawsuits premised upon claims or causes of action discharged in the Confirmation Order and related plan of reorganization. It is possible, however, that the Company will be named in additional suits in welding-rod litigation cases, in which case, the aggregate claims for damages cannot be estimated and, if the Company is found liable, may have a material adverse effect on the Company’s financial statements unless such claims are also subject to insurance coverage and/or subject to dismissal, as discussed above.

The Company has received permits from the Indiana Department of Environmental Management, or IDEM, and the US Environmental Protection Agency, or EPA, to close and to provide post-closure monitoring and care for certain areas at the Kokomo facility that were used for the storage and disposal of wastes, some of which are classified as hazardous under applicable regulations. A closure certification was received in fiscal 1999 for one area at the Kokomo facility and post-closure monitoring is ongoing there. The Company also has an application pending for approval of closure and post-closure care for another area at its Kokomo facility. The Company has also received permits from the North Carolina Department of Environment and Natural Resources, or NCDENR, and the EPA to close and provide post-closure monitoring and care for the lagoon at its Mountain Home, North Carolina facility. The lagoon area has been closed and is currently undergoing post-closure monitoring. The Company is required to monitor groundwater and to continue post-closure maintenance of the former disposal areas at each of these sites. The Company is aware of elevated levels of certain contaminants in the groundwater associated with the closed areas in Kokomo and Mountain Home. If it is determined that the disposal areas or other solid waste management units at the Mountain Home facility or in other areas of the Kokomo facility have impacted the groundwater, additional corrective action by the Company could be required. The Company is unable to estimate the costs of such action, if any. There can be no assurance, however, that the costs of future corrective action would not have a material effect on the Company’s financial condition results of operations or liquidity. Additional, it is possible that the Company could be required to undertake other corrective action commitments for any other solid waste management unit existing or determined to exist at its facilities.

As of September 30, 2006 and 2005, the Company has accrued $1,483 and $1,363, respectively for post-closure monitoring and maintenance activities. In accordance with SFAS 143, Accounting for Asset Retirement Obligations,accruals for these costs are calculated by estimating the cost to monitor and maintain each post-closure site and multiplying that amount by the number of years remaining in the 30 year post-closure monitoring period referred to above. At each fiscal year-end, or earlier if necessary, the Company evaluates the accuracy of the estimates for these monitoring and maintenance costs for the upcoming fiscal year. The accrual was based upon the undiscounted amount of the obligation of $1,871 which was then discounted using an appropriate discount rate. The cost associated with closing the sites has been incurred in financial periods prior to those presented, with the remaining cost to be incurred in future periods related solely to post-closure monitoring and maintenance. Based on historical experience, the Company estimates that the cost of post-closure monitoring and maintenance will approximate $98 per year over the remaining obligation period.

Note 13   Related parties

On November 7, 2005, the Compensation Committee of the Board of approved a compensation arrangement whereby members of the Board of Directors who are requested by the Chairman of the Board of Directors to provide services to the Company which are over and above the services that are routinely provided to the Company by its directors are to be compensated in the amount of $1 thousand per day for each day on which such services are provided.

From October 1, 2003 through September 30, 2004, the Company had an agreement with the previous Chairman of the Board to perform services related to implementing various strategic initiatives, including but not limited to financial restructuring. The Company believed that the Chairman’s knowledge, skill and experience were essential to achieving the strategic initiatives. Costs relating to this agreement of $430 are included in reorganization items for the eleven months ended August 31, 2004.

Note 14   Stock-based compensation

As discussed in Note 1, the plan of reorganization resulted in the cancellation of all outstanding shares of common stock of Haynes International, Inc., as well as all options to purchase or otherwise receive shares of Haynes-predecessor common stock.

In connection with the plan of reorganization, the Haynes—successor has adopted a stock option plan for certain key management employees and non-employee directors pursuant to the terms set forth in the First Amended Joint Plan of Reorganization. The stock option plan authorizes the granting of non-qualified stock options to certain key employees and non-employee directors of the Company to purchase up to 1,000,000 shares of the Company’s common stock. On August 31, 2004, recipients of the initial grant received 10-year stock options, which will vest at 33 1/3% per year over three years. The exercise price for the initial grant of options was $12.80 per share. The fair value of the Company’s common stock on the stock option grant date was $15.37 per share without regard to any adjustment for lack of marketability or minority discount, but based upon a contemporaneous valuation of the enterprise as a whole using the same discounted cash flow method used in determining the reorganization value of the Company as described in Note 1. All grants subsequent to August 31, 2004 had an exercise price equal to or higher than the fair market value of the Company’s common stock on the grant date.

On November 7, 2005, the Board of Directors of the Company approved an amendment of the Haynes International, Inc. Stock Option Plan (“the Plan”), whereby, in the event of a Change in Control (as defined in the Plan) of the Company, all outstanding options to purchase shares of the Company’s common stock would become and remain exercisable as to all shares covered by such options without regard to any vesting schedule without any action by the Board of Directors or the Compensation Committee. The Plan had previously authorized the Board of Directors to accelerate the vesting of options upon a Change in Control in its discretion. This modification did not result in any incremental compensation. All of the directors and certain executive officers of the Company hold options under the Plan.

Pertinent information covering stock option plans for Haynes-predecessor and Haynes-successor are as follows:

	Number of shares	Exercise price per share	Fiscal year of expiration	Aggregate intrinsic value	Weighted average exercise prices	Weighted average remaining contractual life
Predecessor
Outstanding at October 1, 2003	769,632	$2.00 - 10.15	2003 - 2010		$3.14
Granted	—
Exercised	—
Canceled	(769,632)
Outstanding at August 31, 2004	—
Successor
Granted	940,000	12.80
Exercised	—
Canceled	—
Outstanding at September 30, 2004	940,000	12.80	2014		12.80
Granted	60,000	19.00	2015		19.00
Exercised
Canceled	(100,000)	12.80			12.80
Outstanding at September 30, 2005	900,000	12.80 - 19.00	2014 - 2015		13.21
Granted	80,000	25.50 - 31.00	2014 - 2015		28.88
Exercised	—
Canceled	—
Outstanding at September 30, 2006	980,000	$12.80 - 31.00		$24,018	$14.49	8.07 yrs.
Exercisable at September 30, 2006	580,000	$12.80 - 19.00		$15,072	$13.01	7.94 yrs.

	Outstanding			Exercisable
Grant date	Number of shares	Exercise price per share	Remaining contractual life in years	Number of shares	Exercise price per share
August 31, 2004	840,000	$12.80	7.92	560,000	$12.80
May 5, 2005	60,000	19.00	8.58	20,000	19.00
October 1, 2005	15,000	25.50	9.00	—	—
February 21, 2006	50,000	29.25	9.42	—	—
March 31, 2006	15,000	31.00	9.50	—	—
	980,000			580,000

Adoption of SFAS 123(R)

Effective October 1, 2005 under the modified prospective method, the Company adopted the provisions of SFAS No. 123 (R), Share-Based Payment, a replacement of SFAS No. 123, Accounting For Stock-Based Compensation, and rescission of APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement applies to all awards granted after the effective date and to modifications, repurchases or cancellations of existing awards. Additionally, under the modified prospective method of adoption, the Company recognizes compensation expense for the portion of outstanding awards on the adoption date for which the requisite service period has not yet been rendered based on the grant-date fair value of those awards calculated under SFAS No. 123 and 148 for pro forma disclosures. Compensation expense in fiscal 2004 and 2005 related to stock options continues to be disclosed on a pro forma basis only. Using the fair value based method the weighted average fair value of shares granted in fiscal 2004, 2005, and 2006 was $ 8.10 per share, $9.08 per share and $14.11 per share, respectively. The fair value of the option grants is estimated as of the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Grant date	Fair value	Dividend yield	Risk-free interest rate	Expected volatility	Expected life
August 31, 2004	$8.10	0%	2.74%	70.00%	3 years
May 5, 2005	9.08	0%	2.74%	70.00%	3 years
October 1, 2005	11.81	0%	2.74%	70.00%	3 years
February 21, 2006	14.43	0%	4.68%	70.00%	3 years
March 31, 2006	15.33	0%	4.83%	70.00%	3 years

The stock-based employee compensation expense for year ended September 30, 2006 was $2,786 ($1,699 net of tax) leaving a remaining unrecognized compensation expense at September 30, 2006 of $3,348 to be recognized over a weighted average period of 1.14 years.

During the first quarter of fiscal 2006, in accordance with the modified prospective transition method, the Company eliminated its balance in stockholders’ equity of deferred stock compensation, which represented unrecognized compensation cost for non-vested stock options. Financial statements for prior periods have not been restated.

SFAS 123 (R) requires that forfeitures be estimated over the vesting period, rather than being recognized as a reduction of compensation expense when the forfeiture actually occurs. The cumulative effect of the use of the estimated forfeiture method for prior periods upon adoption of SFAS 123 (R) was not material.

Prior to the adoption of SFAS 123(R)

During fiscal 2005 the Company had adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. The Company had recorded compensation expense for stock options, since the exercise price of the stock options was less than the fair market value of the underlying common stock at the date of grant. Had compensation cost for the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, the effect on the Company’s net income (loss) would have been the following:

	Predecessor	Successor
	Eleven months ended August 31,	One month ended September 30,	Year ended September 30,
	2004	2004	2005
Net income (loss) as reported	$170,734	$(3,646)	$(4,134)
Add: Total stock-based employee compensation expense determined under the intrinsic value based method, net of related tax effect	—	74	788
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effect	(22)	(128)	(1,475)
Adjusted net income (loss)	$170,712	$(3,700)	$(4,821)
As reported net income (loss) per share:
Basic and Diluted	$1,707,340	$(.36)	$(.41)
Pro forma net income (loss) per share:
Basic and Diluted	$1,707,120	$(.37)	$(.48)

Note 15   Quarterly data (unaudited)

The unaudited quarterly results of operations of the Company for the years ended September 30, 2006 and the 2005 are as follows:

Quarter ended 2006	December 31	March 31	June 30	September 30
Net revenues	$94,407	$110,981	$114,932	$114,085
Gross profit	17,312	28,593	33,234	29,693
Net income	3,333	9,959	11,975	10,273
Net income per share:
Basic	$0.33	$1.00	$1.20	$1.03
Diluted	$0.33	$0.97	$1.16	$1.00

Quarter ended 2005	December 31	March 31	June 30	September 30
Net revenues	$66,043	$86,196	$79,638	$93,112
Gross profit (loss)	(2,577)	7,683	16,938	14,276
Net income (loss)	(8,584)	(2,931)	5,555	1,826
Net income (loss) per share:
Basic	$(0.86)	$(0.29)	$0.56	$0.18
Diluted	$(0.86)	$(0.29)	$0.55	$0.18

Note 16   Segment reporting

The Company operates in one business segment: the design, manufacture, marketing and distribution of technologically advanced, high-performance alloys for use in the aerospace, land based gas turbine and chemical processing industries. The Company has operations in the United States and Europe, which are summarized below. Sales between geographic areas are made at negotiated selling prices.

September 30	2005	2006
Long-lived Assets by Geography:
United States	$135,519	$136,628
Europe	4,047	3,980
Total long-lived assets	$139,566	$140,608

	Predecessor	Successor
	Eleven months ended August 31,	One month ended September 30,	Year ended September 30,
	2004	2004	2005	2006
Net Revenue by Geography:
United States	$128,988	$14,304	$196,477	$265,133
Europe	58,552	7,091	88,002	101,448
Other	21,563	2,996	40,510	67,824
Net Revenues	$209,103	$24,391	$324,989	$434,405
Net Revenue by Product Group:
High temperature resistant alloys	$152,645	$17,805	$243,742	$295,395
Corrosive resistant alloys	56,458	6,586	81,247	139,010
Net revenues	$209,103	$24,391	$324,989	$434,405

Note 17   Valuation and qualifying accounts

	Balance at beginning of period	Additions charged to expense	Deductions(1)	Balance at end of period
Allowance for doubtful accounts receivables:
September 30, 2006	$1,514	$373	$(136)	$1,751
September 30, 2005	1,099	733	(318)	1,514
September 30, 2004	1,221	23	(145)	1,099
August 31, 2004	974	568	(321)	1,221

(1)               Uncollectible accounts written off net of recoveries.

Note 18   Subsequent event

On November 17, 2006, the Company entered into a twenty-year agreement to provide conversion services to Titanium Metals Corporation (“TIMET”) for up to ten million pounds of titanium metal annually at prices established in the agreement. The transaction is documented by an Access and Security Agreement and a Conversion Services Agreement, both dated November 17, 2006. TIMET paid the Company a $50.0 million up-front fee and will also pay the Company for its processing services during the term of the agreement at agreed-upon prices. In addition to the volume commitment, the Company has granted TIMET a security interest on its four-high Steckel rolling mill, along with certain rights of access. TIMET may exercise an option to have ten million additional pounds of titanium converted annually, provided that it offers to loan up to $12.0 million to the Company for certain capital expenditures which would be required to expand capacity. The Company has the option to purchase titanium sheet and plate products from TIMET and has agreed not to produce its own titanium products (other than cold reduced titanium tubing). The Company has also agreed not to provide titanium conversion services to any entity other than TIMET for the term of the Conversion Services Agreement. The cash received of $50.0 million will be recorded as deferred revenue on the consolidated balance sheet. Pending completion of the Company’s evaluation of its capital structure, the Company has used the after-tax proceeds, net of expenses, of the $50 million up-front fee paid by TIMET to reduce the balance of its revolving credit facility. Upon certain instances of a change in control, a violation of the non-compete provisions or a performance default or upon the occurrence of a force majeure which results in a performance default, the Company is required to return the unearned portion (as defined) of the up-front fee.

[Inside Back Cover]

2,000,000 shares

Common stock

Prospectus

JPMorgan

Bear, Stearns & Co. Inc.

KeyBanc Capital Markets

                   , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until ,                      2007, all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information not required in prospectus

Item 13.   Other expenses of issuance and distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and The NASDAQ Global Market listing fee.

SEC registration fee	$12,798
NASD fee	12,460
NASDAQ Global Market listing fee	5,000
Blue sky qualification fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Directors and officers’ liability insurance premium .	*
“Road Show” and Miscellaneous expenses(1).	*
Total:	$ *

*     To be completed by amendment.

(1)   This amount represents additional expenses that may be incurred by the Company in connection with the offering over and above those specifically listed above, including distribution and mailing costs.

Item 14.   Indemnification of directors and officers.

The Company is a corporation organized under the laws of the State of Delaware.

Section 145 of the Delaware General Corporation Law (the “DGCL”) permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith.

Pursuant to authority conferred by Delaware law, the Company’s certificate of incorporation contains provisions providing that no director shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director or member might incur personal liability to the Company or its stockholders for breach of the duty of care.

The Company’s certificate of incorporation and by-laws contain provisions requiring it to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for the Company’s directors and officers against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advancement and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, and in certain cases only if the director or officer is not adjudged to be liable to us.

Effective August 13, 2006, the Company agreed to indemnify Francis J. Petro, John C. Corey, Timothy J. McCarthy, Donald C. Campion, Paul J. Bohan, Ronald W. Zabel, William P. Wall and Robert H. Getz, each of whom is a member of the Company’s board of directors, against loss or expense arising from such individuals’ service to the Company and its subsidiaries and affiliates, and to advance attorneys fees and other costs of defense to such individuals in respect of claims that may be eligible for indemnification under certain circumstances.

Item 15.   Recent sales of unregistered securities.

On August 31, 2004, the effective date of the plan of reorganization, the Company issued the following securities:

•       Each former holder of our 11 5/8% senior notes due September 1, 2004 received its pro rata share of 9.6 million shares of our common stock in full satisfaction of all of the Company’s obligations under the senior notes.

•       Each former holder of the shares of common stock of Haynes Holdings, Inc., the former parent of the Company, received its pro rata share of 400,000 shares of our common stock issued in exchange for the outstanding shares of Haynes Holdings, Inc. common stock.

Based upon the exemption provided by Section 1145 of the Bankruptcy Code, we believe that the issuance of these securities was exempt from registration under the Securities Act and state securities laws.

Item 16.   Exhibits and financial statements schedules.

(a)   Exhibits. Please see Index to Exhibits, which is incorporated herein by reference.

(b)   Financial Statements

All financial statement schedules have been omitted because they are inapplicable or not required or because the information is contained elsewhere in this registration statement.

Item 17.   Undertakings.

(a)   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)   The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)  For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kokomo, State of Indiana, on the 24th day of January, 2007.

HAYNES INTERNATIONAL, INC.
By:	/s/ MARCEL MARTIN
Marcel Martin Vice President, Finance; Chief Financial Officer; Treasurer

KNOWN ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Francis J. Petro, Stacy Kilian and Marcel Martin, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their, his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ FRANCIS PETRO	President and Chief Executive Officer;
Francis Petro	Director (Principal Executive Officer)	January 22, 2007
/s/ MARCEL MARTIN	Chief Financial Officer (Principal
Marcel Martin	Financial Officer)	January 24, 2007
/s/ DANIEL W. MAUDLIN	Controller and Chief Accounting Officer
Daniel W. Maudlin	(Principal Accounting Officer)	January 22, 2007
/s/ JOHN C. COREY
John C. Corey	Chairman of the Board, Director	January 24, 2007

/s/ PAUL J. BOHAN
Paul J. Bohan	Director	January 24, 2007
/s/ DONALD C. CAMPION
Donald C. Campion	Director	January 22, 2007
/s/ ROBERT H. GETZ
Robert H. Getz	Director	January 24, 2007
/s/ TIMOTHY J. MCCARTHY
Timothy J. McCarthy	Director	January 24, 2007
/s/ WILLIAM P. WALL
William P. Wall	Director	January 24, 2007
/s/ RONALD W. ZABEL
Ronald W. Zabel	Director	January 22, 2007

Index to exhibits

Exhibit Number		Description
1.1	**	Form of Underwriting Agreement.
2.1		First Amended Joint Plan of Reorganization of Haynes International, Inc. and its Affiliated Debtors and Debtors-In-Possession dated June 29, 2004.
2.2		Asset Purchase Agreement by and among Haynes Wire Company, The Branford Wire and Manufacturing Company, Carolina Industries, Inc., and Richard Harcke, dated as of October 28, 2004.
3.1		Second Restated Certificate of Incorporation of Haynes International, Inc.
3.2		Amended and Restated By-laws of Haynes International, Inc.
3.3		Certificate of Designations of Series A Junior Participating Preferred Stock of Haynes International, Inc.
4.1		Specimen Common Stock Certificate.
4.2		Second Restated Certificate of Incorporation of Haynes International, Inc. (incorporated by reference to Exhibit 3.1 hereof).
4.3		Amended and Restated By-laws of Haynes International, Inc. (incorporated by reference to Exhibit 3.2 hereof).
4.4		Rights Agreement dated as of August 13, 2006 between Haynes International, Inc. and Wells Fargo Bank, N.A., as Rights Agent.
4.5		Form of Right Certificate.
4.6		Certificate of Designations of Series A Junior Participating Preferred Stock of Haynes International, Inc. (incorporated by reference to Exhibit 3.3 hereof).
5.1	**	Opinion of Ice Miller LLP.
10.1		Form of Termination Benefits Agreements by and between Haynes International, Inc. and certain of its employees.
10.2		Haynes International, Inc. Death Benefit Plan, effective January 1, 2003.
10.3		Amendment No. One to the Haynes International, Inc. Death Benefit Plan, dated August 30, 2004.
10.4		Haynes International, Inc. Supplemental Executive Retirement Plan, Plan Document effective January 1, 2002.
10.5		Amendment No. One to the Haynes International, Inc. Supplemental Executive Retirement Plan, dated August 30, 2004.
10.6		Haynes International Inc. Supplemental Executive Retirement Plan(s), Master Trust Agreement, effective January 1, 2003.
10.7		Amendment No. One to the Master Trust Agreement, dated August 30, 2004.
10.8		Plan Agreement by and between Haynes International, Inc. and Francis J. Petro, effective January 1, 2002.
10.9		Amendment No. One to the Plan Agreement by and between Haynes International, Inc. and Francis J. Petro, dated August 30, 2004.
10.10		Amended and Restated Executive Employment Agreement by and between Haynes International, Inc. and Francis J. Petro, dated August 31, 2004.
10.11		Registration Rights Agreement by and among Haynes International, Inc. and the parties specified on the signature pages thereof, dated August 31, 2004.
10.12

Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., the Lenders (as defined therein), Congress Financial Corporation (Central), as agent for the Lenders, and Bank One, N.A., as documentation agent, dated August 31, 2004.

10.13

Amendment No. 1 to Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., the Lenders (as defined therein), and Congress Financial Corporation (Central), as agent for the Lenders, dated November 5, 2004.

10.14		Consulting, Non-Competition and Confidentiality Agreement by and between Richard Harcke and Haynes Wire Company, dated November 5, 2004.
10.15		Facility Agreement by and between Haynes International Limited and Burdale Financial Limited, dated April 2, 2004.
10.16		Summary of Compensation of Executive Officers and Directors.
10.17

Amendment No. 2 to Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., the Lenders (as defined therein), and Congress Financial Corporation (Central), as agent for the Lenders named therein, dated January 27, 2005.

10.18

Amendment No. 3 to Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., the Lenders (as defined therein), and Wachovia Capital Finance Corporation (Central), as agent for the other Lenders named therein, dated November 5, 2004.

10.19

Amendment No. 4 to Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., the Lenders (as defined therein), and Wachovia Capital Finance Corporation (Central), as agent for the other Lenders named therein, dated August 31, 2005.

10.20

Amendment No. 5 to Amended and Restated Loan and Security Agreement, by and among the Company, Haynes Wire Company, the Lenders (as defined therein), and Wachovia Capital Finance Corporation (Central), as agent for the Lenders, dated February 2, 2006.

10.21		Form of Director Indemnification Agreement between Haynes International, Inc. and certain of its directors named in the schedule to the Exhibit.
10.22	*

Conversion Services Agreement by and between the Company and Titanium Metals Corporation, dated November 17, 2006. Portions of this exhibit have been omitted pursuant to a request for confidentail treatment and filed separately with the Securities and Exchange Commission.

10.23

Amendment No. 6 to Amended and Restated Loan and Security Agreement, by and among the Company, Haynes Wire Company, the Lenders (as defined therein), and Wachovia Capital Finance Corporation (Central), as agent for the Lenders, dated November 17, 2006.

10.24		Summary of 2007 Management Incentive Plan.
10.25		Haynes International, Inc. 2007 Stock Option Plan as adopted by the Board of Directors on January 19, 2007.
10.26		Form of Non-Qualified Stock Option Agreement to be used in conjunction with grants made pursuant to the Haynes International, Inc. 2007 Stock Option Plan.
10.27		Second Amended and Restated Haynes International, Inc. Stock Option Plan as adopted by the Board of Directors on January 22, 2007.

10.28

Form of Non-Qualified Stock Option Agreements between Haynes International, Inc. and certain of its executive officers and directors named in the schedule to the Exhibit pursuant to the Haynes International, Inc. Second Amended and Restated Stock Option Plan.

10.29

Non-Qualified Stock Option Agreement between Haynes International, Inc. and its President and Chief Executive Officer pursuant to the Haynes International, Inc. Second Amended and Restated Stock Option Plan.

21.1		Subsidiaries of the Registrant.
23.1	**	Consent of Ice Miller LLP (included in Exhibit 5.1).
23.2		Consent of Deloitte & Touche LLP.
24.1		Power of Attorney, pursuant to which amendments to this Form S-1 may be filed, is included on the signature page contained in Part II of this Form S-1.

*                     Confidential treatment has been requested for certain portions of these documents, which have been blacked out in the copy of the exhibit filed with the Securities and Exchange Commission. The omitted information has been filed separately with the Securities and Exchange Commission pursuant to the application for confidential treatment.

**               To be filed by amendment.